As filed with the Securities and Exchange             Registration No. 333-57212
Commission on June 29, 2001
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                         Pre-Effective Amendment No. 1
                                       to

                                    FORM S-2
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                     Golden American Life Insurance Company
--------------------------------------------------------------------------------

                                   41-0991508
--------------------------------------------------------------------------------

           Linda Senker, Esq.                                COPY TO:
 Golden American Life Insurance Company               Stephen E. Roth, Esq.
           1475 Dunwoody Drive                   Sutherland Asbill & Brennan LLP
       West Chester, PA 19380-1478                1275 Pennsylvania Avenue, N.W.
             (610) 425-4139                        Washington, D.C. 20004-2404

          (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                 INCLUDING AREA CODE, OF AGENT FOR SERVICE)

--------------------------------------------------------------------------------

The annuities covered by this registration statement are to be issued from time to time after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [XX]

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [XX]

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ______________

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ] ______________

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ______________

If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         Calculation of Registration Fee

-------------------------------------------------------------------------------------------------------------
Title of Each Class of      Amount to be      Proposed Maximum     Proposed Maximum      Amount of
Securities to be            Registered        Offering Price Per   Aggregate Offering    Registration Fee
Registered                                    Unit                 Price
-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------
Interest in Golden              N/A                 N/A            $500 million          $125,000
American Life Insurance
Company Guaranteed
Account
-------------------------------------------------------------------------------------------------------------

* The proposed maximum aggregate offering price is estimated solely for the purpose of determining the registration fee. The amount to be registered and the proposed maximum offering price per unit are not applicable since these securities are not issued in predetermined amounts or units.

                              CROSS REFERENCE SHEET
                           PURSUANT TO REGULATION S-K
                                   ITEM 501(b)

   FORM S-2
   ITEM NO.                   INFORMATION REQUIRED IN PROSPECTUS                  LOCATION
   --------                   ----------------------------------
       1         Forepart of the Registration Statement and
                 Outside Front Cover Page of
                 Prospectus ..........................................      Outside Front Cover

       2         Inside Front and Outside Back Cover
                 Pages of Prospectus..................................      Table of Contents (inside front cover)

       3         Summary Information, Risk Factors and Ratio
                 of Earnings to Fixed Charges.........................      Contract Overview

       4         Use of Proceeds......................................      Purchase

       5         Determination of Offering Price......................      Not Applicable

       6         Dilution.............................................      Not Applicable

       7         Selling Security Holders.............................      Not Applicable

       8         Plan of Distribution.................................      Other Topics - Distribution of Contracts

       9         Description of Securities to be
                 Registered...........................................      Guaranteed Terms and Guaranteed
                                                                            Interest Rates

      10         Interests of Named Experts and
                 Counsel..............................................      Legal Matters

   FORM S-2
   ITEM NO.                   INFORMATION REQUIRED IN PROSPECTUS                  LOCATION
   --------                   ----------------------------------

      11         Information with Respect to the
                 Registrant...........................................      The Company

      12         Incorporation of Certain Information
                 by Reference.........................................      Incorporation of Certain Documents by
                                                                            Reference

      13         Disclosure of Commission Position
                 on Indemnification for Securities
                 Act Liabilities......................................      Not Applicable

         GOLDEN AMERICAN GUARANTEED ACCOUNT PROSPECTUS - JULY 13, 2001
--------------------------------------------------------------------------------

INTRODUCTION

The Golden American Guaranteed Account (the Guaranteed Account) is a fixed interest option available during the accumulation phase under the SmartDesign variable annuity contract issued by the Golden American Life Insurance Company (the Company, we, us, our). Read this prospectus carefully before investing in the Guaranteed Account and save it for future reference.

GENERAL DESCRIPTION

The Guaranteed Account offers investors an opportunity to earn specified guaranteed rates of interest for specified periods of time, called guaranteed terms. We generally offer several guaranteed terms at any one time for those considering investing in the Guaranteed Account. Each guaranteed term offers a guaranteed interest rate for investments that remain in the Guaranteed Account for the duration of the specific guaranteed term. The guaranteed term establishes both the length of time for which we agree to credit a guaranteed interest rate and how long your investment must remain in the Guaranteed Account in order to receive the guaranteed interest rate.

We guarantee both principal and interest if, and only if, your investment remains invested for the full guaranteed term. Charges related to the contract, such as a maintenance fee or early withdrawal charge, may still apply even if you do not withdraw until the end of a guaranteed term. INVESTMENTS TAKEN OUT OF THE GUARANTEED ACCOUNT PRIOR TO THE END OF A GUARANTEED TERM MAY BE SUBJECT TO A MARKET VALUE ADJUSTMENT WHICH MAY RESULT IN AN INVESTMENT GAIN OR LOSS. SEE "MARKET VALUE ADJUSTMENT," PAGE 11.

PREMIUM BONUS OPTION. If the premium bonus option is available under your contract and you elect that option, we will credit a premium bonus to your contract for each purchase payment you make during the first account year. There is an additional charge for this option during the first seven account years. For amounts allocated to the Guaranteed Account, the assessment of this charge will result in a reduction in the interest which would have been credited to your account during the first seven account years if you had not elected the premium bonus option. Therefore, the fees you will pay if you elect the premium bonus option will be greater than the fees you will pay if you do not elect the premium bonus option. The premium bonus option may not be right for you if you expect to make additional purchase payments after the first account year or if you anticipate that you will need to make withdrawals during the first seven account years. In these circumstances the amount of the premium bonus option charge may be more than the amount of the premium bonus we credit to your contract. See the "Premium Bonus Option-Suitability" section of the contract prospectus. The premium bonus option may not be available in all states.

This prospectus will explain:

-- Guaranteed interest rates and guaranteed terms;

-- Contributions to the Guaranteed Account;

-- Types of investments available;

-- How rates are offered;

-- How there can be an investment risk and how we calculate gain or loss;

-- Contract charges that can affect your account value in the Guaranteed Account;

-- Taking investments out of the Guaranteed Account; and

-- How to reinvest or withdraw at maturity.

ADDITIONAL DISCLOSURE INFORMATION

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. We do not intend for this prospectus to be an offer to sell or a solicitation of an offer to buy these securities in any state or jurisdiction that does not permit their sale. We have not authorized anyone to provide you with information that is different than that contained in this prospectus.

                 Our Customer Service Center:
                        P.O. Box 2700
                    West Chester, PA 19380
                        1-800-366-0066

                                            TABLE OF CONTENTS

                                                                                                   PAGE
                                       SUMMARY.....................................................   3

                                       DESCRIPTION OF THE GUARANTEED ACCOUNT.......................   7
                                       General, Contributions to the Guaranteed Account, Deposit
                                       Period, Guaranteed Terms, Guaranteed Interest Rates,
                                       Maturity Value Transfer Provision

                                       TRANSFERS...................................................  10

                                       WITHDRAWALS.................................................  10
                                       Deferral of Payments, Reinstatement Privilege

                                       MARKET VALUE ADJUSTMENT (MVA)...............................  11
                                       Calculation of the MVA, Deposit Period Yield, Current Yield,
                                       MVA Formula

                                       CONTRACT CHARGES............................................  13
                                       OTHER TOPICS................................................  14
                                       The Company--Income Phase--Investments--Distribution of
                                       Contracts--Taxation--Experts--Legal Proceedings--Legal
                                       Matters--Further Information--Incorporation of Certain Documents
                                       by Reference--Inquiries
                                       APPENDIX I--EXAMPLES OF MARKET VALUE ADJUSTMENT
                                       CALCULATIONS................................................  18
                                       APPENDIX II--EXAMPLES OF MARKET VALUE ADJUSTMENT YIELDS.....  20

[SIDE NOTE]
QUESTIONS: CONTACTING THE COMPANY. To answer your questions, contact your sales representative or write or call our Customer Service Center at:
P.O. Box 2700
West Chester, PA 19380
1-800-366-0066
[END SIDE NOTE]

SUMMARY
----------------------------------------------

The Guaranteed Account is a fixed interest option that may be available during the accumulation phase of your variable annuity contract. The following is a summary of certain facts about the Guaranteed Account.

IN GENERAL. Amounts that you invest in the Guaranteed Account will earn a guaranteed interest rate if left in the Guaranteed Account for a specified period of time (the guaranteed term). You must invest amounts in the Guaranteed Account for the full guaranteed term in order to receive the quoted guaranteed interest rate. If you withdraw or transfer those amounts before the end of the guaranteed term, we may apply a "market value adjustment," which may be positive or negative.

DEPOSIT PERIODS. A deposit period is the time during which we offer a specific guaranteed interest rate if you deposit dollars for a specific guaranteed term. For a particular guaranteed interest rate and guaranteed term to apply to your account dollars, you must invest them during the deposit period in which that rate and term are offered.

GUARANTEED TERMS. A guaranteed term is the period of time account dollars must be left in the Guaranteed Account in order to earn the guaranteed interest rate specified for that guaranteed term. We offer different guaranteed terms at different times. We may also offer more than one guaranteed term of the same duration with different guaranteed interest rates. Check with your sales representative or the Company to learn the details about the guaranteed term(s) currently offered. We reserve the right to limit the number of guaranteed terms or the availability of certain guaranteed terms.

GUARANTEED INTEREST RATES. We guarantee different interest rates, depending upon when account dollars are invested in the Guaranteed Account. For guaranteed terms one year or longer, we may offer different rates for specified time periods within a guaranteed term. The interest rate we guarantee is an annual effective yield; that means that the rate reflects a full year's interest. We credit interest at a rate that will provide the guaranteed annual effective yield over one year. The guaranteed interest rate(s) is guaranteed for that deposit period and for the length of the guaranteed term.

The guaranteed interest rates we offer will always meet or exceed the minimum interest rates agreed to in the contract. Apart from meeting the contractual minimum interest rates, we cannot guarantee any aspect of future offerings.

FEES AND OTHER DEDUCTIONS. We do not make deductions from amounts in the Guaranteed Account to cover mortality and expense risks. We consider these risks when determining the credited rate. The following other types of charges may be deducted from amounts held in, withdrawn or transferred from the Guaranteed
Account:

-- Market Value Adjustment (MVA). An MVA may be applied to amounts transferred or withdrawn prior to the end of a guaranteed term, which reflects changes in interest rates since the deposit period. The MVA may be positive or negative and therefore may increase or decrease the amount withdrawn to satisfy a transfer or withdrawal request. See "Market Value Adjustment (MVA)."

[SIDE NOTE]
CONTRACT HOLDER (YOU/YOUR) -- The contract holder of any individually owned contract or the certificate holder of a group contract.
[END SIDE NOTE]

-- Tax Penalties and/or Tax Withholding. Amounts withdrawn may be subject to withholding for federal income taxes, as well as a 10% penalty tax for amounts withdrawn prior to your having attained age 59 1/2. See "Taxation"; see also the "Taxation" section of the contract prospectus.

-- Early Withdrawal Charge. An early withdrawal charge, which is a deferred sales charge, may apply to amounts withdrawn from the contract, in order to reimburse us for some of the sales and administrative expenses associated with the contract. See "Contract Charges"; see also the "Fees" section of the contract prospectus.

-- Maintenance Fee. A maintenance fee of up to $30 may be deducted, on an annual basis, pro rata from all funding options including the Guaranteed Account. See "Contract Charges"; see also the "Fees" section of the contract prospectus.

-- Transfer Fees. During the accumulation phase, transfer fees of up to $10 per transfer may be deducted from amounts held in or transferred from the Guaranteed Account. See "Contract Charges"; see also the "Fees" section of the contract prospectus.

-- Premium Taxes. We may deduct premium taxes of up to 4% from amounts in the Guaranteed Account. See "Contract Charges"; see also the "Fees" section of the contract prospectus.

-- Premium Bonus Option Charge. If you elected the premium bonus option, a charge will be deducted from amounts allocated to the Guaranteed Account, resulting in a 0.50% reduction in the interest which would have been credited to your account during the first seven account years if you had not elected the premium bonus option. See "Contract Charges"; see also the "Fee Tables," "Fees" and "Premium Bonus Option" sections of the contract prospectus.

MARKET VALUE ADJUSTMENT (MVA). If you withdraw or transfer your account value from the Guaranteed Account before a guaranteed term is complete, an MVA may apply. The MVA reflects the change in the value of the investment due to changes in interest rates since the date of deposit. The MVA may be positive or negative depending upon interest rate activity at the time of withdrawal or transfer.

An MVA will not apply to:

-- Amounts transferred or withdrawn at the end of a guaranteed term;

-- Transactions made under the maturity value transfer provision;

-- Transfers due to participation in the dollar cost averaging program (see
   "Market Value Adjustment" for certain restrictions);

-- Amounts distributed under a systematic distribution option (see "Systematic
   Distribution Options" in the contract prospectus);

-- Withdrawals for minimum distributions required by the Internal Revenue Code of 1986, as amended (Tax Code), and for which the early withdrawal charge is waived; and

-- Withdrawals due to your exercise of the right to cancel your contract. See the "Right to Cancel" section of the contract prospectus.

MVAs applied to withdrawals or transfers from the Guaranteed Account will be calculated as an "aggregate MVA," which is the sum of all MVAs applicable due to the withdrawal (see sidebar on page 11 for an example of the calculation of the aggregate MVA). The following withdrawals will be subject to an aggregate MVA only if it is positive:

-- Withdrawals due to the election of a lifetime income option; and

-- Unless otherwise noted, payment of a guaranteed death benefit (if paid within the first six months following death).

All other withdrawals will be subject to an aggregate MVA, regardless of whether it is positive or negative, including:

-- Withdrawals due to the election of a nonlifetime income option;

-- Payment of a guaranteed death benefit due to the death of a spousal beneficiary or a joint contract holder who continued the account in his or her name after the death of the other joint contract holder;

-- Payment of a guaranteed death benefit more than six months after the date of death; and

-- Full or partial withdrawals during the accumulation phase (an MVA may not apply in certain situations, see "Market Value Adjustment (MVA)").

See "Description of the Guaranteed Account" and "Market Value Adjustment (MVA)."

MATURITY OF A GUARANTEED TERM. On or before the end of a guaranteed term, you may instruct us to:

-- Transfer the matured amount to one or more new guaranteed terms available under the current deposit period;

-- Transfer the matured amount to other available investment options; or

-- Withdraw the matured amount.

Amounts withdrawn may be subject to an early withdrawal charge, a maintenance fee, tax withholding and, if you are under age 59 1/2, tax penalties. Withdrawals may also result in the forfeiture of all or part of any premium bonus credited to the Guaranteed Account (see "Premium Bonus Option" in the contract prospectus).

See "Contract Charges"; see also the "Fees" and "Taxation" sections of the contract prospectus.

When a guaranteed term ends, if we have not received instructions from you, we will automatically reinvest the maturing investment into a new guaranteed term of similar length (see "Maturity of a Guaranteed Term" and "Maturity Value Transfer Provision"). If the same guaranteed term is no longer available, the next shortest guaranteed term available in the current deposit period will be used. If no shorter guaranteed term is available, the next longest guaranteed term will be used.

If you do not provide instructions concerning the maturing amount on or before the end of a guaranteed term, and this amount is automatically reinvested as noted above, the maturity value transfer provision will apply.

MATURITY VALUE TRANSFER PROVISION. This provision allows transfers or withdrawals of amounts automatically reinvested at the end of a guaranteed term without an MVA, if the transfer or withdrawal occurs during the calendar month immediately following a guaranteed term maturity date. As described in "Fees and Other Deductions" above, other fees, including an early withdrawal charge and a maintenance fee, may be assessed on amounts withdrawn. See "Maturity Value Transfer Provision."

TRANSFER OF ACCOUNT DOLLARS. Generally, account dollars invested in the Guaranteed Account may be transferred among guaranteed terms offered through the Guaranteed Account and/or to other investment options offered through the contract. However:

-- Transfers may not be made during the deposit period in which your account dollars are invested in the Guaranteed Account or for 90 days after the close of that deposit period; and

-- We may apply an MVA to transfers made before the end of a guaranteed term.

INVESTMENTS. Guaranteed interest rates credited during any guaranteed term are not determined by investment performance. Deposits received into the Guaranteed Account will generally be invested in federal, state and municipal obligations, corporate bonds, preferred stocks, real estate mortgages, real estate, certain other fixed income investments and cash or cash equivalents. All of our general assets are available to meet guarantees under the Guaranteed Account.

Amounts allocated to the Guaranteed Account are held in a nonunitized separate account established by the Company under Delaware law.

NOTIFICATION OF MATURITY. We will notify you at least 18 calendar days prior to the maturity of a guaranteed term. We will include information relating to the current deposit period's guaranteed interest rates and the available guaranteed terms. You may obtain information concerning available deposit periods, guaranteed interest rates and guaranteed terms by telephone (1-800-366-0066). See "Description of the Golden American Guaranteed Account--General" and "Maturity of a Guaranteed Term."

DESCRIPTION OF THE GUARANTEED ACCOUNT
----------------------------------------------

GENERAL

The Guaranteed Account offers guaranteed interest rates for specific guaranteed terms. For a particular guaranteed interest rate and guaranteed term to apply to your account dollars, you must invest them during the deposit period in which that rate and term are offered. For guaranteed terms of one year or longer, we may offer different interest rates for specified time periods within a guaranteed term. We may also offer more than one guaranteed term of the same duration with different guaranteed interest rates.

An MVA may be applied to any values withdrawn or transferred from a guaranteed term prior to the end of that guaranteed term, except for amounts transferred under the maturity value transfer provision, amounts transferred under the dollar cost averaging program, amounts withdrawn under a systematic distribution option, amounts withdrawn for minimum distributions required by the Tax Code and withdrawals due to your exercise of the right to cancel your contract.

MVAs applied to withdrawals or transfers from the Guaranteed Account will be calculated as an "aggregate MVA," which is the sum of all MVAs applicable due to the withdrawal (see sidebar on page 11 for an example of the calculation of the aggregate MVA). The following withdrawals will be subject to an aggregate MVA only if it is positive:

-- Withdrawals due to the election of a lifetime income option; and

-- Unless otherwise noted, payment of a guaranteed death benefit (if paid within the first six months following death).

All other withdrawals will be subject to an aggregate MVA, regardless of whether it is positive or negative, including:

-- Withdrawals due to the election of a nonlifetime income option;

-- Payment of a guaranteed death benefit due to the death of a spousal beneficiary or a joint contract holder who continued the account in his or her name after the death of the other joint contract holder;

-- Payment of a guaranteed death benefit more than six months after the date of death; and

-- Full or partial withdrawals during the accumulation phase (an MVA may not apply in certain situations, see "Market Value Adjustment (MVA)").

We maintain a toll-free telephone number for those wishing to obtain information concerning available deposit periods, guaranteed interest rates and guaranteed terms. The telephone number is 1-800-366-0066. At least 18 calendar days before a guaranteed term matures we will notify you of the upcoming deposit period dates and information on the current guaranteed interest rates, guaranteed terms and projected matured guaranteed term values.

CONTRIBUTIONS TO THE GUARANTEED ACCOUNT

You may invest in the guaranteed terms available in the current deposit period by allocating new payments to the Guaranteed Account or by transferring a sum from other funding options available under the contract or from other guaranteed terms of the Guaranteed Account, subject to the transfer limitations described in the contract. We may limit the number of guaranteed terms you may select. Currently, if the dollar cost averaging program is in effect in a guaranteed term and you wish to add an additional deposit to be dollar cost averaged, all amounts to be dollar cost averaged will be combined and the dollar cost averaging amount will be recalculated. This will affect the duration of amounts in the guaranteed term.

Although there is currently no limit, we reserve the right to limit the total number of investment options you may select at any one time during the life of the contract. For purposes of determining any limit, each guaranteed term counts as one investment option. Although we may require a minimum payment(s) to a contract, we do not require a minimum investment for a guaranteed term. Refer to the contract prospectus. There is a $500 minimum for transfers from other funding options.

Investments may not be transferred from a guaranteed term during the deposit period in which the investment is applied or during the first 90 days after the close of the deposit period. This restriction does not apply to amounts transferred or withdrawn under the maturity value transfer provision, to amounts transferred under the dollar cost averaging program or, in some situations, withdrawn because you discontinued the dollar cost averaging program, or to amounts distributed under a systematic distribution option. See "Maturity Value Transfer Provision" and "Transfers."

DEPOSIT PERIOD

The deposit period is the period of time during which you may direct investments to a particular guaranteed term(s) and receive a stipulated guaranteed interest rate(s). The deposit period for a guaranteed term ends upon the commencement of that specific guaranteed term. Each deposit period may be a month, a calendar quarter or any other period of time we specify.

GUARANTEED TERMS

A guaranteed term is the time we specify during which we credit the guaranteed interest rate. We offer guaranteed terms at our discretion for various periods ranging up to and including ten years. We may limit the number of guaranteed terms you may select and may require enrollment in the dollar cost averaging program.

GUARANTEED INTEREST RATES

Guaranteed interest rates are the rates that we guarantee will be credited on amounts applied during a deposit period for a specific guaranteed term. We may offer different guaranteed interest rates on guaranteed terms of the same duration. Guaranteed interest rates are annual effective yields, reflecting a full year's interest. We credit interest at a rate that will provide the guaranteed annual effective yield over one year. Guaranteed interest rates are credited according to the length of the guaranteed term as follows:

GUARANTEED TERMS OF ONE YEAR OR LESS. The guaranteed interest rate is credited from the date of deposit to the last day of the guaranteed term.

GUARANTEED TERMS OF GREATER THAN ONE YEAR. Several different guaranteed interest rates may be applicable during a guaranteed term of more than one year. The initial guaranteed interest rate is credited from the date of deposit to the end of a specified period within the guaranteed term. We may credit several different guaranteed interest rates for subsequent specific periods of time within the guaranteed term. For example, for a five-year guaranteed term we may guarantee 7% for the first year, 6.75% for the next two years and 6.5% for the remaining two years. We reserve the right, however, to apply one guaranteed interest rate for an entire guaranteed term.

We will not guarantee or credit a guaranteed interest rate below the minimum rate specified in the contract, nor will we credit interest at a rate above the guaranteed interest rate we announce prior to the start of a deposit period.

Our guaranteed interest rates are influenced by, but are not determined by, interest rates available on fixed income investments we may buy using deposits directed to the Guaranteed Account (see "Investments"). We consider other

[SIDE NOTE]
BUSINESS DAY -- Any day on which the New York Stock Exchange is open. [END SIDE NOTE]

factors when determining guaranteed interest rates including regulatory and tax requirements, sales commissions and administrative expenses borne by the Company, general economic trends and competitive factors. WE MAKE THE FINAL DETERMINATION REGARDING GUARANTEED INTEREST RATES. WE CANNOT PREDICT THE LEVEL OF FUTURE GUARANTEED INTEREST RATES.

MATURITY OF A GUARANTEED TERM. At least 18 calendar days prior to the maturity of a guaranteed term we will notify you of the upcoming deposit period, the projected value of the amount maturing at the end of the guaranteed term and the guaranteed interest rate(s) and guaranteed term(s) available for the current deposit period.

When a guaranteed term matures, the amounts in any maturing guaranteed term may be:

-- Transferred to a new guaranteed term(s), if available under the contract;

-- Transferred to any of the allowable investment options available under the contract; or

-- Withdrawn from the contract.

We do not apply an MVA to amounts transferred or withdrawn from a guaranteed term on the date the guaranteed term matures. Amounts withdrawn, however, may be subject to an early withdrawal charge, a maintenance fee, taxation and, if the contract holder is under age 59 1/2, tax penalties. Withdrawals may also result in the forfeiture of all or part of any premium bonus credited to the Guaranteed Account (see "Premium Bonus Option" in the contract prospectus).

If we have not received direction from you by the maturity date of a guaranteed term, we will automatically transfer the matured term value to a new guaranteed term of similar length. If the same guaranteed term is no longer available, the next shortest guaranteed term available in the current deposit period will be used. If no shorter guaranteed term is available, the next longest guaranteed term will be used.

Under the Guaranteed Account, each guaranteed term is counted as one funding option. If a guaranteed term matures, and is renewed for the same term, it will not count as an additional investment option for purposes of any limitation on the number of investment options.

You will receive a confirmation statement, plus information on the new guaranteed rate(s) and guaranteed term.

MATURITY VALUE TRANSFER PROVISION

If we automatically reinvest the proceeds from a matured guaranteed term, you may transfer or withdraw from the Guaranteed Account the amount that was reinvested without an MVA. An early withdrawal charge and maintenance fee may apply to withdrawals. If the full amount reinvested is transferred or withdrawn, we will include interest credited to the date of the transfer or withdrawal. This provision is only available until the last business day of the month following the maturity date of the prior guaranteed term. This provision only applies to the first transfer or withdrawal request received from the contract holder with respect to a particular matured guaranteed term value, regardless of the amount involved in the transaction.

[SIDE NOTE]
GUARANTEED TERM GROUP--A grouping of deposits having the same guaranteed term. [END SIDE NOTE]

TRANSFERS
----------------------------------------------

We allow you to transfer all or a portion of your account value to the Guaranteed Account or to other investment options under the contract. We do not allow transfers from any guaranteed term to any other guaranteed term or investment option during the deposit period for that guaranteed term or for 90 days following the close of that deposit period. The 90-day wait does not apply to:

-- Amounts transferred on the maturity date or under the maturity value transfer provision;

-- Amounts transferred from the Guaranteed Account before the maturity date due to the election of an income phase payment option;

-- Amounts distributed under a systematic distribution option;

-- Amounts transferred from an available guaranteed term in connection with the dollar cost averaging program; and

-- Withdrawals due to your exercise of the right to cancel your contract. See the "Right to Cancel" section of the contract prospectus.

Transfers after the 90-day period are permitted from a guaranteed term(s) to another guaranteed term(s) available during a deposit period or to other available investment options. We will apply an MVA to transfers made before the end of a guaranteed term. Transfers within one calendar month of a term's maturity date are not counted as one of the 12 free transfers of accumulated values in the account.

When the contract holder requests the transfer of a specific dollar amount, we account for any applicable MVA in determining the amount to be withdrawn from a guaranteed term(s) to fulfill the request. Therefore, the amount we actually withdraw from the guaranteed term(s) may be more or less than the requested dollar amount (see "Appendix I" for an example). For more information on transfers, see the contract prospectus.

WITHDRAWALS
----------------------------------------------

The contract allows for full or partial withdrawals from the Guaranteed Account at any time during the accumulation phase. To make a full or partial withdrawal, a request form (available from us) must be properly completed and submitted to our Home Office (or other designated office as provided in the contract).

Partial withdrawals are made pro rata from each guaranteed term group. Within each guaranteed term group, we will first withdraw funds from the oldest deposit period until depleted, then from the next oldest and so on.

We may apply an MVA to withdrawals made prior to the end of a guaranteed term, except for withdrawals made under the maturity value transfer provision (see "Market Value Adjustment"). We may deduct an early withdrawal charge and maintenance fee. The early withdrawal charge is a deferred sales charge which may be deducted upon withdrawal to reimburse us for some of the sales and administrative expenses associated with the contract. A maintenance fee, up to $30, may be deducted pro rata from each of the funding options, including the Guaranteed Account. Refer to the contract prospectus for a description of these charges. When a request for a partial withdrawal of a specific dollar amount is made, we will include the MVA in determining the amount to be withdrawn from the guaranteed term(s) to fulfill the request. Therefore, the amount we actually take from the guaranteed term(s) may be more or less than the dollar amount requested. See "Appendix I" for an example.

[SIDE NOTE]
AGGREGATE MVA -- The total of all MVAs applied due to a transfer or withdrawal. CALCULATION OF THE AGGREGATE MVA -- In order to satisfy a transfer or withdrawal, amounts may be withdrawn from more than one guaranteed term, with more than one guaranteed interest rate. In order to determine the MVA applicable to such a transfer or withdrawal, the MVAs applicable to each GUARANTEED TERM will be added together, in order to determine the "aggregate MVA."
Example:
$1,000 withdrawal, two guaranteed terms,
MVA1 = $10, MVA2 = $-30
$10 + $-30 = $-20.
Aggregate MVA = $-20.
Example:
$1,000 withdrawal, two guaranteed terms,
MVA1 = $30, MVA2 = $-10
$30 + $-10 = $20.
Aggregate MVA = $20.
[END SIDE NOTE]

DEFERRAL OF PAYMENTS

Under certain emergency conditions, we may defer payment of a Guaranteed Account withdrawal for up to six months. Refer to the contract prospectus for more details.

REINSTATEMENT PRIVILEGE

You may elect to reinstate all or a portion of a full withdrawal during the 30 days following such a withdrawal. We must receive amounts for reinstatement within 60 days of the withdrawal.

We will apply reinstated amounts to the current deposit period(s). This means that the guaranteed annual interest rate(s) and guaranteed terms available on the date of reinstatement will apply. Amounts will be reinstated to the guaranteed terms in the same proportion as prior to the full withdrawal. We will not credit your account for market value adjustments or any premium bonus forfeited that we deducted at the time of withdrawal or refund any taxes that were withheld. Refer to the contract prospectus for further details.

MARKET VALUE ADJUSTMENT (MVA)
----------------------------------------------

We apply an MVA to amounts transferred or withdrawn from the Guaranteed Account prior to the end of a guaranteed term. To accommodate early withdrawals or transfers, we may need to liquidate certain assets or use cash that could otherwise be invested at current interest rates. When we sell assets prematurely we could realize a profit or loss depending upon market conditions.

The MVA reflects changes in interest rates since the deposit period. When interest rates increase after the deposit period, the value of the investment decreases and the MVA amount will be negative. Conversely, when interest rates decrease after the deposit period, the value of the investment increases and the MVA amount will be positive. Therefore, the application of an MVA may increase or decrease the amount withdrawn from a guaranteed term to satisfy a withdrawal or transfer request.

An MVA will not apply to:

-- Amounts transferred or withdrawn at the end of a guaranteed term;

-- Transactions made under the maturity value transfer provision;

-- Transfers due to participation in the dollar cost averaging program*;

-- Amounts distributed under a systematic distribution option--see "Systematic
   Distribution Options" in the contract prospectus; or

-- Withdrawals for minimum distributions required by the Tax Code and for which the early withdrawal charge is waived.

* If you discontinue the dollar cost averaging program and transfer the amounts in it, subject to the Company's terms and conditions governing guaranteed terms, to another guaranteed term, an MVA will apply.

MVAs applied to withdrawals or transfers from the Guaranteed Account will be calculated as an "aggregate MVA," which is the sum of all MVAs applicable due to the withdrawal (see sidebar on this page for an example of the calculation of the aggregate MVA). The following withdrawals will be subject to an aggregate MVA only if it is positive:

-- Withdrawals due to the election of a lifetime income option; and

-- Unless otherwise noted, payment of a guaranteed death benefit (if paid within the first six months following death).

All other withdrawals will be subject to an aggregate MVA, regardless of whether it is positive or negative, including:

-- Withdrawals due to the election of a nonlifetime income option;

-- Payment of a guaranteed death benefit due to the death of a spousal beneficiary or a joint contract holder who continued the account in his or her name after the death of the other joint contract holder;

-- Payment of a guaranteed death benefit more than six months after the date of death; and

-- Full or partial withdrawals during the accumulation phase (an MVA may not apply in certain situations, as noted above).

CALCULATION OF THE MVA

The amount of the MVA depends upon the relationship between:

-- The deposit period yield of U.S. Treasury Notes that will mature in the last quarter of the guaranteed term; and

-- The current yield of such U. S. Treasury Notes at the time of withdrawal.

If the current yield is less than the deposit period yield, the MVA will decrease the amount withdrawn from a guaranteed term to satisfy a transfer or withdrawal request (the MVA will be positive). If the current yield is greater than the deposit period yield, the MVA will increase the amount withdrawn from a guaranteed term (the MVA will be negative or detrimental to the investor).

DEPOSIT PERIOD YIELD

We determine the deposit period yield used in the MVA calculation by considering interest rates prevailing during the deposit period of the guaranteed term from which the transfer or withdrawal will be made. First, we identify the Treasury Notes that mature in the last three months of the guaranteed term. Then, we determine their yield-to-maturity percentages for the last business day of each week in the deposit period. We then average the resulting percentages to determine the deposit period yield.

Treasury Note information may be found each business day in publications such as the Wall Street Journal, which publishes the yield-to-maturity percentages for all Treasury Notes as of the preceding business day.

CURRENT YIELD

We use the same Treasury Notes identified for the deposit period yield to determine the current yield--Treasury Notes that mature in the last three months of the guaranteed term. However, we use the yield-to-maturity percentages for the last business day of the week preceding the withdrawal and average those percentages to get the current yield.

MVA FORMULA

The mathematical formula used to determine the MVA is:

                      x
                     ----
                     365

   {    (1+i)    }
   {             }
       ------
   {    (1+j)    }

where I is the deposit period yield; J is the current yield; and X is the number of days remaining (computed from Wednesday of the week of withdrawal) in the guaranteed term. (For examples of how we calculate MVA, refer to Appendix I.)

We make an adjustment in the formula of the MVA to reflect the period of time remaining in the guaranteed term from the Wednesday of the week of a withdrawal.

CONTRACT CHARGES
----------------------------------------------

Certain charges may be deducted directly or indirectly from the funding options available under the contract, including the Guaranteed Account. The contract may have a maintenance fee of up to $30 that we will deduct, on an annual basis, pro rata from all funding options including the Guaranteed Account. We may also deduct a maintenance fee upon full withdrawal of a contract.

The contract may have an early withdrawal charge that we will deduct, if applicable, upon a full or partial withdrawal from the contract. If the withdrawal occurs prior to the maturity of a guaranteed term, both the early withdrawal charge and an MVA may be assessed.

We do not make deductions from amounts in the Guaranteed Account to cover mortality and expense risks. Rather, we consider these risks when determining the interest rate to be credited.

Also, if you elected the premium bonus option, a charge will be deducted from amounts allocated to the Guaranteed Account, resulting in a 0.50% reduction in the interest which would have been credited to your account during the first seven account years if you had not elected the premium bonus option. See the "Fee Tables," "Fees" and "Premium Bonus Option" sections of the contract prospectus.

We may deduct a charge for premium taxes of up to 4% from amounts in the Guaranteed Account.

During the accumulation phase, we reserve the right to charge transfer fees of up to $10 per transfer from amounts held in or transferred from the Guaranteed Account.

Refer to the contract prospectus for details on contract deductions.

OTHER TOPICS
----------------------------------------------

THE COMPANY

We are a Delaware stock life insurance company originally incorporated in Minnesota on January 2, 1973 and a wholly-owned subsidiary of Equitable of Iowa Companies, Inc. (Equitable of Iowa). Equitable of Iowa is a wholly-owned subsidiary of ING Groep N.V. (ING), a global financial services holding company based in The Netherlands. We are authorized to sell insurance and annuities in all states, except New York, and the District of Columbia. In May 1996, we established a subsidiary, First Golden American Life Insurance Company of New York, which is authorized to sell annuities in New York and Delaware. Our consolidated financial statements appear in the Statement of Additional Information.

Equitable of Iowa is the holding company for Golden American and Directed Services, Inc.

Our principal office is located at:

                              1475 Dunwoody Drive
                        West Chester, Pennsylvania 19380

INCOME PHASE

The Guaranteed Account may not be used as a funding option during the income phase. Amounts invested in guaranteed terms must be transferred to one or more of the options available to fund income payments before income payments can begin.

An aggregate MVA, as previously described, may be applied to amounts transferred to fund income payments before the end of a guaranteed term. Amounts used to fund lifetime income payments will receive either a positive aggregate MVA or none at all; however, amounts transferred to fund a nonlifetime income payment option may receive either a positive or negative aggregate MVA. Refer to the contract prospectus for a discussion of the income phase.

INVESTMENTS

Amounts applied to the Guaranteed Account will be allocated to a nonunitized separate account established under Delaware law. A nonunitized separate account is a separate account in which the contract holder does not participate in the performance of the assets through unit values or any other interest. Contract holders allocating funds to the nonunitized separate account do not receive a unit value of ownership of assets accounted for in this separate account. The risk of investment gain or loss is borne entirely by the Company. All Company obligations due to allocations to the nonunitized separate account are contractual guarantees of the Company and are accounted for in the separate account. All of the general assets of the Company are available to meet our contractual guarantees. Income, gains and losses of the separate account are credited to or charged against the separate account without regard to other income, gains or losses of the Company.

TYPES OF INVESTMENTS. We intend to invest primarily in investment-grade fixed income securities including:

-- Securities issued by the United States Government;

-- Issues of United States Government agencies or instrumentalities (these issues may or may not be guaranteed by the United States Government);

-- Debt securities which have an investment grade, at the time of purchase, within the four highest grades assigned by Moody's Investors Services, Inc. (Aaa, Aa, A or Baa), Standard & Poor's Corporation (AAA, AA, A or BBB) or any other nationally-recognized rating service;

-- Other debt instruments, including those issued or guaranteed by banks or bank holding companies, and of corporations, which although not rated by Moody's, Standard & Poor's or other nationally-recognized rating services, are deemed by the Company's management to have an investment quality comparable to securities which may be purchased as stated above; and

-- Commercial paper, cash or cash equivalents and other short-term investments having a maturity of less than one year which are considered by the Company's management to have investment quality comparable to securities which may be purchased as stated above.

We may invest in futures and options. We purchase financial futures, related options and options on securities solely for non-speculative hedging purposes. Should securities prices be expected to decline, we may sell a futures contract or purchase a put option on futures or securities to protect the value of securities held in or to be sold for the nonunitized separate account. Similarly, if securities prices are expected to rise, we may purchase a futures contract or a call option against anticipated positive cash flow or may purchase options on securities.

WE ARE NOT OBLIGATED TO INVEST THE ASSETS ATTRIBUTABLE TO THE CONTRACT ACCORDING TO ANY PARTICULAR STRATEGY, EXCEPT AS REQUIRED BY DELAWARE AND OTHER STATE INSURANCE LAWS. THE GUARANTEED INTEREST RATES ESTABLISHED BY THE COMPANY ARE NOT DETERMINED BY THE PERFORMANCE OF THE NONUNITIZED SEPARATE ACCOUNT.

DISTRIBUTION OF CONTRACTS

Directed Services, Inc. (DSI) is principal underwriter and distributor of the contract as well as for other contracts issued through the separate account and other separate accounts of Golden American. The principal address of DSI is 1475 Dunwoody Drive, West Chester, Pennsylvania 19380.

DSI enters into sales agreements with broker-dealers to sell the contracts through registered representatives who are licensed to sell securities and variable insurance products. These broker-dealers are registered with the SEC and are members of the National Association of Securities Dealers, Inc. (NASD). For additional information, see the contract prospectus.

TAXATION

You should seek advice from your tax adviser as to the application of federal (and where applicable, state and local) tax laws to amounts paid to or distributed under the contract. Refer to the contract prospectus for a discussion of tax considerations.

TAXATION OF THE COMPANY. We are taxed as a life insurance company under Part I of Subchapter L of the Internal Revenue Code of 1986, as amended. We own all assets supporting the contract obligations of the Guaranteed Account.

Any income earned on such assets is considered income to the Company. We do not intend to make any provision or impose a charge under the contract with respect to any tax liability of the Company.

TAXATION OF PAYMENTS AND DISTRIBUTIONS. For information concerning the tax treatment of payments to and distributions from the contract, please refer to the contract prospectus.

EXPERTS

We have incorporated by reference into the Registration Statement of which this prospectus is a part and/or into this prospectus:

-- A copy of the Company's latest Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2001.


-- The consolidated balance sheets of the Company as of December 31, 2000 and 1999 and the related consolidated statements of income, changes in shareholder's equity and cash flows and all related schedules for each of the years in the three-year period ended December 31, 2000. These statements are included in the Company's Annual Report on Form 10-K for the year ended December 31, 2000.


-- The reports of Ernst & Young LLP.


The consolidated financial statements of Golden American Life Insurance Company as of December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000 appearing in Golden American Life Insurance Company's Annual Report (Form 10-K) for the year ended December 31, 2000 appearing and incorporated by reference herein, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and appearing elsewhere and incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

LEGAL PROCEEDINGS

The Company, like other insurance companies, may be involved in lawsuits, including class action lawsuits. In some class action and other lawsuits involving insurers, substantial damages have been sought and/or material settlement payments have been made. We believe that currently there are no pending or threatened lawsuits that are reasonably likely to have a material adverse impact on the Company or the Guaranteed Account.

LEGAL MATTERS

The legal validity of the contracts was passed on by Myles R. Tashman, Esquire, Executive Vice President, General Counsel and Assistant Secretary of Golden American. Sutherland Asbill & Brennan LLP of Washington, D.C. has provided advice on certain matters relating to federal securities laws.

FURTHER INFORMATION

This prospectus does not contain all of the information contained in the registration statement of which this prospectus is a part. Portions of the registration statement have been omitted from this prospectus as allowed by the Securities and Exchange Commission (SEC). You may obtain the omitted information from the offices of the SEC, as described below. We are required by the Securities Exchange Act of 1934 to file periodic reports and other information with the SEC. You may inspect or copy information concerning the Company at the Public Reference Room of the SEC at:

                       Securities and Exchange Commission
                              450 Fifth Street NW
                              Washington, DC 20549

You may also obtain copies of these materials at prescribed rates from the Public Reference Room of the above office. You may obtain information on the operation of the Public Reference Room by calling the SEC at either 1-800-SEC-0330 or 1-202-942-8090. You may also find more information about the Company at www.ing.com.


A copy of the Company's Annual Report on Form 10-K for the year ended December 31, 2000 and a copy of the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1999 accompany this prospectus. We refer to Form 10-K and Form 10-Q for a description of the Company and its business, including financial statements. We intend to send contract holders annual account statements and other such legally-required reports. We do not anticipate such reports will include periodic financial statements or information concerning the Company.


You can find this prospectus and other information the Company files electronically with the SEC on the SEC's web site at www.sec.gov.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We have incorporated by reference the Company's latest Annual Report on Form 10-K and Quarterly Report on Form 10-Q, as filed with the SEC and in accordance with the Securities and Exchange Act of 1934. The Annual Report and Quarterly Report must accompany this prospectus. Form 10-K and Form 10-Q contain additional information about the Company including certified financial statements for the latest fiscal year. We were not required to file any other reports pursuant to Section 13(a) or 15(d) of the Securities and Exchange Act since the end of the fiscal year covered by that Form 10-K. The registration statement for this prospectus incorporates some documents by reference. We will provide a free copy of any such documents upon the written or oral request of anyone who has received this prospectus. We will not include exhibits to those documents unless they are specifically incorporated by reference into the document. Direct requests to:

                     Golden American Life Insurance Company
                       Attn: Customer Service Department
                                 P.O. Box 2700
                             West Chester, PA 19380
                                 1-800-366-0066

INQUIRIES

You may contact us directly by writing or calling us at the address or phone number shown above.

                                   APPENDIX I
                EXAMPLES OF MARKET VALUE ADJUSTMENT CALCULATIONS
------------------------------------------------------------------

The following are examples of market value adjustment (MVA) calculations using several hypothetical deposit period yields and current yields. These examples do not include the effect of any early withdrawal charge or other fees or deductions that may be assessed under the contract upon withdrawal.

EXAMPLE I

Assumptions:

i, the deposit period yield, is 8%

j, the current yield, is 10%

x, the number of days remaining (computed from Wednesday of the week of withdrawal) in the guaranteed term, is 927.

                             x
                            ----
                            365

         {    (1+i)    }
MVA =    {             }
             ------
         {    (1+j)    }

                         927
                         ----
                         365

         {  (1.08)  }
    =    {          }
            -----
         {  (1.10)  }

            =.9545

In this example, the deposit period yield of 8% is less than the current yield of 10%; therefore, the MVA is less than one. The amount withdrawn from the guaranteed term is multiplied by this MVA.

If a withdrawal or transfer of a specific dollar amount is requested, the amount withdrawn from a guaranteed term will be increased to compensate for the negative MVA amount. For example, a withdrawal request to receive a check for $2,000 would result in a $2,095.34 withdrawal from the guaranteed term.

Assumptions:

i, the deposit period yield, is 5%

j, the current yield, is 6%

x, the number of days remaining (computed from Wednesday of the week of withdrawal) in the guaranteed term, is 927.

                             x
                            ----
                            365

         {    (1+i)    }
MVA =    {             }
             ------
         {    (1+j)    }

                         927
                         ----
                         365

         {  (1.05)  }
    =    {          }
            -----
         {  (1.06)  }

            =.9762

In this example, the deposit period yield of 5% is less than the current yield of 6%; therefore, the MVA is less than one. The amount withdrawn from the guaranteed term is multiplied by this MVA.

If a withdrawal or transfer of a specific dollar amount is requested, the amount withdrawn from a guaranteed term will be increased to compensate for the negative MVA amount. For example, a withdrawal request to receive a check for $2,000 would result in a $2,048.76 withdrawal from the guaranteed term.

EXAMPLE II

Assumptions:

i, the deposit period yield, is 10%

j, the current yield, is 8%

x, the number of days remaining (computed from Wednesday of the week of withdrawal) in the guaranteed term, is 927.

                             x
                            ----
                            365

         {    (1+i)    }
MVA =    {             }
             ------
         {    (1+j)    }

                         927
                         ----
                         365

         {  (1.10)  }
    =    {          }
            -----
         {  (1.08)  }

            =1.0477

In this example, the deposit period yield of 10% is greater than the current yield of 8%; therefore, the MVA is greater than one. The amount withdrawn from the guaranteed term is multiplied by this MVA.

If a withdrawal or transfer of a specific dollar amount is requested, the amount withdrawn from a guaranteed term will be decreased to compensate for the positive MVA amount. For example, a withdrawal request to receive a check for $2,000 would result in a $1,908.94 withdrawal from the guaranteed term.

Assumptions:

i, the deposit period yield, is 5%

j, the current yield, is 4%

x, the number of days remaining (computed from Wednesday of the week of withdrawal) in the guaranteed term, is 927.

                             x
                            ----
                            365

         {    (1+i)    }
MVA =    {             }
             ------
         {    (1+j)    }

                         927
                         ----
                         365

         {  (1.05)  }
    =    {          }
            -----
         {  (1.04)  }

            =1.0246

In this example, the deposit period yield of 5% is greater than the current yield of 4%; therefore, the MVA is greater than one. The amount withdrawn from the guaranteed term is multiplied by this MVA.

If a withdrawal or transfer of a specific dollar amount is requested, the amount withdrawn from a guaranteed term will be decreased to compensate for the positive MVA amount. For example, a withdrawal request to receive a check for $2,000 would result in a $1,951.98 withdrawal from the guaranteed term.

                                  APPENDIX II
                   EXAMPLES OF MARKET VALUE ADJUSTMENT YIELDS
------------------------------------------------------------------

The following hypothetical examples show the MVA based upon a given current yield at various times remaining in the guaranteed term. Table A illustrates the application of the MVA based upon a deposit period yield of 10%; Table B illustrates the application of the MVA based upon a deposit period yield of 5%. The MVA will have either a positive or negative influence on the amount withdrawn from or remaining in a guaranteed term. Also, the amount of the MVA generally decreases as the end of the guaranteed term approaches.

TABLE A: DEPOSIT PERIOD YIELD OF 10%

         CHANGE IN
          DEPOSIT
CURRENT   PERIOD                     TIME REMAINING TO
 YIELD     YIELD                MATURITY OF GUARANTEED TERM
-------  ---------  ----------------------------------------------------
                    8 YEARS  6 YEARS  4 YEARS  2 YEARS  1 YEAR  3 MONTHS
                    -------  -------  -------  -------  ------  --------
    15%        +5%   -29.9%   -23.4%   -16.3%    -8.5%   -4.3%     -1.1%
    13%        +3%   -19.4    -14.9    -10.2     -5.2    -2.7      -0.7
    12%        +2%   -13.4    -10.2     -7.0     -3.5    -1.8      -0.4
    11%        +1%    -7.0     -5.3     -3.6     -1.8    -0.9      -0.2
     9%        -1%     7.6      5.6      3.7      1.8     0.9       0.2
     8%        -2%    15.8     11.6      7.6      3.7     1.9       0.5
     7%        -3%    24.8     18.0     11.7      5.7     2.8       0.7
     5%        -5%    45.1     32.2     20.5      9.8     4.8       1.2

TABLE B: DEPOSIT PERIOD YIELD OF 5%

         CHANGE IN
          DEPOSIT
CURRENT   PERIOD                     TIME REMAINING TO
 YIELD     YIELD                MATURITY OF GUARANTEED TERM
-------  ---------  ----------------------------------------------------
                    8 YEARS  6 YEARS  4 YEARS  2 YEARS  1 YEAR  3 MONTHS
                    -------  -------  -------  -------  ------  --------
     9%        +4%   -25.9%   -20.1%   -13.9%    -7.2%   -3.7%     -0.9%
     8%        +3%   -20.2    -15.6    -10.7     -5.5    -2.8      -0.7
     7%        +2%   -14.0    -10.7     -7.3     -3.7    -1.9      -0.5
     6%        +1%    -7.3     -5.5     -3.7     -1.9    -0.9      -0.2
     4%        -1%     8.0      5.9      3.9      1.9     1.0       0.2
     3%        -2%    16.6     12.2      8.0      3.9     1.9       0.5
     2%        -3%    26.1     19.0     12.3      6.0     2.9       0.7
     1%        -4%    36.4     26.2     16.8      8.1     4.0       1.0

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-K

/X/      Annual Report Pursuant to Section 13 or 15(d) of the Securities
Exchange Act of 1934

For the fiscal year ended December 31, 2000.

Commission file numbers  33-87272, 333-51353, 333-28765, 333-28681, 333-28743,
                         333-51949, 333-65009, 333-66745, 333-76941, 333-76945,
                         333-35592, 333-95511, 333-30186, 333-40596, 333-33924,
                         333-95457

                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

             (Exact name of registrant as specified in its charter)

Delaware                                                  41-0991508
--------------------------------------------------------------------------------
(State or other jurisdiction of
incorporation or organization)        (I.R.S. Employer Identification No.)

1475 Dunwoody Drive, West Chester, Pennsylvania               19380-1478
--------------------------------------------------------------------------------
(Address of principal executive offices)                  (Zip Code)

Registrant's Telephone Number, including area code: (610) 425-3400
                                     -------------------------------------------

Securities Registered Pursuant to Section 12(b) of the Act:

            Title of each class                Name of each exchange on which registered
------------------------------------------------------------------------------------------
                    N/A                                           N/A

Securities Registered Pursuant to Section 12(g) of the Act:  None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes __X__ No ______

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (Section 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. /X/

As of March 28, 2001, 250,000 shares of Common Stock, $10 Par Value, are issued and outstanding.

NOTE: WHEREAS GOLDEN AMERICAN LIFE INSURANCE COMPANY MEETS THE CONDITIONS SET FORTH IN GENERAL INSTRUCTION I (1)(a) AND (b) OF FORM 10-K, THIS FORM IS BEING FILED WITH THE REDUCED DISCLOSURE FORMAT PURSUANT TO GENERAL INSTRUCTION I (2).

DOCUMENTS INCORPORATED BY REFERENCE
See exhibit index -- page 51.

                                     PART I

ITEM 1.  BUSINESS.

OVERVIEW

Golden American Life Insurance Company ("Golden American"), a wholly owned subsidiary of Equitable of Iowa Companies, Inc. ("EIC"), is a stock life insurance company organized under the laws of the State of Delaware. EIC is an indirect wholly owned subsidiary of ING Groep N.V. ("ING"), a global financial services holding company based in The Netherlands. Golden American offers variable insurance products and is authorized to do business in the District of Columbia and all states except New York. Golden American's wholly owned life insurance subsidiary, First Golden American Life Insurance Company of New York ("First Golden," and collectively with Golden American, the "Companies"), is licensed as a life insurance company under the laws of the States of New York and Delaware. See Note 9 of the financial statements for further information regarding related party transactions.

On October 24, 1997 ("the merger date"), PFHI Holding, Inc. ("PFHI"), a Delaware corporation, acquired all of the outstanding capital stock of Equitable of Iowa Companies ("Equitable") according to the terms of an Agreement and Plan of Merger dated July 7, 1997 among Equitable, PFHI, and ING Groep N.V. ("ING"). PFHI is a wholly owned subsidiary of ING, a global financial services holding company based in The Netherlands. As a result of this transaction, Equitable was merged into PFHI, which was simultaneously renamed Equitable of Iowa
Companies, Inc. ("EIC" or the "Parent"), a Delaware corporation.

PRODUCTS

The Companies offer a portfolio of variable insurance products designed to meet customer needs for tax-advantaged saving for retirement and protection from death. The Companies believe longer life expectancies, an aging population, and growing concern over the stability and availability of the Social Security system have made retirement planning a priority for many Americans. The target market for all products is consumers and corporations throughout the United States.

Variable insurance products currently offered by the Companies include seven variable annuity products. During the year 2000, Golden American began selling a new product, GoldenSelect Guarantee Annuity. In August 1999, Golden American discontinued offering variable life products. Variable annuities are long-term savings vehicles in which contractowner premiums (purchase payments) are recorded and maintained in a fixed account or variable separate accounts registered as unit investment trusts. At December 31, 2000, funds on deposit in the Companies' variable insurance product separate and fixed accounts totaled $9.8 billion and $1.1 billion, respectively. Variable insurance products provide the Companies with fee based revenues including charges for mortality and expense risk, contract administration, and surrender charges. In addition, some contracts provide for a distribution fee collected for a limited number of years after each premium deposit.

MARKETING AND DISTRIBUTION

The Companies continued to expand distribution systems during 2000. Broad-based distribution networks are key to realizing a growing share of the wealth accumulation marketplace. The principal distributors of the Companies' variable insurance products include national and regional wirehouses, life insurance companies with captive agency sales forces, independent insurance agents, banks, and independent National Association of Securities Dealers, Inc. ("NASD") firms with licensed registered representatives. The Companies plan to establish new relationships and increase penetration with key distributors in existing channels. In addition, growth opportunities exist through increased utilization of the ING broker/dealer network.

BUSINESS ENVIRONMENT

The current business and regulatory environment presents many challenges to the insurance industry. The variable annuity competitive environment remains intense and is dominated by a number of large highly rated insurance companies. Increasing competition from traditional insurance carriers as well as banks and mutual fund companies offers consumers many choices. However, overall demand for variable insurance products remains strong for several reasons including: low levels of inflation, moderate interest rate levels, a growing U.S. economy; an aging U.S. population that is increasingly concerned about retirement, estate planning, and maintaining their standard of living in retirement; and potential reductions in government and employer-provided benefits at retirement, as well as lower public confidence in the adequacy of those benefits.

REGULATION

The Companies' insurance operations are conducted in a highly regulated environment. Both Golden American and First Golden are subject to the insurance laws of the state in which they are organized and of the other jurisdictions in which they transact business. The primary regulator of the Golden American insurance operations is the Commissioner of Insurance for the State of Delaware. First Golden is subject to the regulation of the Superintendent of Insurance for the State of New York. The Companies are also regulated by the Securities and Exchange Commission and the NASD. See Item 7, Management's Discussion and Analysis of Results of Operations.

ITEM 2. PROPERTIES.

During the first quarter of 1999, Golden American's operations were moved to a new site in West Chester, Pennsylvania. Previously, Golden American's business operations were housed in leased facilities located in Wilmington, Delaware and leased facilities in Pennsylvania. During 2000, Golden American occupied 105,000 square feet of leased space; and an affiliate occupied 20,000 square feet in the same facilities. First Golden's business operations are housed in a leased facility in New York, New York. Property and equipment primarily represent leasehold improvements, office furniture, certain other equipment, and capitalized computer software and are not considered to be significant to the Companies' overall operations. Property and equipment are reported at cost less allowances for depreciation.

ITEM 3. LEGAL PROCEEDINGS.

The Companies, like other insurance companies, may be named or otherwise involved in lawsuits, including class action lawsuits and arbitrations. In some class action and other actions involving insurers, substantial damages have been sought and/or material settlement or award payments have been made. The Companies currently believe no pending or threatened lawsuits or actions exist that are reasonably likely to have a material adverse impact on the Companies.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

Information called for by this item is omitted pursuant to General Instruction I
(2)(c) of Form 10-K.

                                    PART II.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

The Registrant is a wholly owned subsidiary of EIC. There is no public trading market for the Registrant's common stock.

Under the provisions of the insurance laws of certain states in which Golden American is licensed to sell insurance products, Golden American is required to maintain a minimum total statutory-basis capital and surplus of at least
$5 million. The ability of Golden American to pay dividends to the Parent is restricted. Prior approval of insurance regulatory authorities is required for payment of dividends to the stockholder which exceed an annual limit. During 2001, Golden American cannot pay dividends to the Parent without prior approval of statutory authorities. Golden American did not pay common stock dividends during 2000, 1999 or 1998.

First Golden is required to maintain a minimum total statutory-basis capital and surplus of no less than $6 million under the provisions of the insurance laws of the State of New York in which it is presently licensed to sell insurance products. Under the provisions of the insurance laws of the State of New York, First Golden cannot distribute any dividends to its stockholder, Golden American, unless a notice of its intent to declare a dividend and the amount of the dividend has been filed with the New York Insurance Department at least thirty days in advance of the proposed declaration. If the Superintendent of the New York Insurance Department finds the financial condition of First Golden does not warrant the distribution, the Superintendent may disapprove the distribution by giving written notice to First Golden within thirty days after the filing. First Golden did not pay common stock dividends during 2000, 1999 or 1998.

ITEM 6. SELECTED FINANCIAL DATA.

Information called for by this item is omitted pursuant to General Instruction I
(2) (a) of Form 10-K.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS.

The purpose of this section is to discuss and analyze Golden American Life Insurance Company's ("Golden American") consolidated results of operations. In addition, some analysis and information regarding financial condition and liquidity and capital resources is provided. This analysis should be read jointly with the consolidated financial statements, related notes, and the Cautionary Statement Regarding Forward-Looking Statements, which appear elsewhere in this report. Golden American reports financial results on a consolidated basis. The consolidated financial statements include the accounts of Golden American and its wholly owned subsidiary, First Golden American Life Insurance Company of New York ("First Golden," and collectively with Golden American, the "Companies").

RESULTS OF OPERATIONS

PREMIUMS

                                                                      Percentage          Dollar
Year Ended December 31                                  2000            Change            Change          1999
                                                    --------------------------------------------------------------
                                                                        (DOLLARS IN MILLIONS)
Variable annuity premiums:
  Separate account................................    $1,307.3              (48.0)%     $(1,204.4)      $2,511.7
  Fixed account...................................       793.1                2.9            22.4          770.7
                                                    --------------------------------------------------------------
Total variable annuity premiums...................     2,100.4              (36.0)       (1,182.0)       3,282.4
Variable life premiums............................         1.6              (81.8)           (7.0)           8.6
                                                    --------------------------------------------------------------
Total premiums....................................    $2,102.0              (36.1)%     $(1,189.0)      $3,291.0
                                                    ==============================================================

For the Companies' variable insurance contracts, premiums collected are not reported as revenues, but as deposits to insurance liabilities. Revenues for these products are recognized over time in the form of investment spread and product charges.

Variable annuity separate account premiums decreased 48.0% in 2000. Excluded from the variable annuity separate account premiums above are $1,787.9 million and $97.9 million for the years ended December 31, 2000 and 1999, respectively, related to modified coinsurance agreements. The fixed account portion of the Companies' variable annuity premiums increased 2.9% in 2000. Excluding the effect of the modified coinsurance agreements, the increase in premiums resulted from increased sales of existing annuity products and from the introduction of a new annuity product during 2000 called GoldenSelect Guarantee Annuity.

Variable life premiums decreased 81.8% in 2000. In August 1999, Golden American discontinued offering variable life products, but the Companies continue to accept additional premiums from existing policyholders.

Premiums, net of reinsurance, for variable products from a significant broker/dealer having at least ten percent of total sales for the year ended December 31, 2000, totaled $235.3 million, or 11% of total net premiums compared to $918.4 million, or 28%, from two significant broker/dealers for the year ended December 31, 1999. Gross premiums for variable products from two significant broker/ dealers having at least ten percent of total sales for the year ended December 31, 2000, totaled $831.0 million, or 21% of total gross premiums compared to $1,018.9 million, or 30%, from two significant broker/dealers for the year ended December 31, 1999.

REVENUES

                                                            Percentage  Dollar
Year Ended December 31                               2000     Change    Change   1999
                                                    ----------------------------------
                                                          (DOLLARS IN MILLIONS)
Annuity and interest sensitive life product
  charges.........................................  $144.9       74.7%  $62.0   $ 82.9
Management fee revenue............................    23.0      106.4    11.9     11.1
Net investment income.............................    64.1        8.4     4.9     59.2
Realized gains (losses) on investments............    (6.6)    (124.2)   (3.7)    (2.9)
                                                    ----------------------------------
                                                    $225.4       50.0%  $75.1   $150.3
                                                    ==================================

Total revenues increased 50.0%, or $75.1 million, to $225.4 million in 2000. Annuity and interest sensitive life product charges increased 74.7%, or $62.0 million, to $144.9 million in 2000, primarily due to additional fees earned from the increasing block of business in the separate accounts.

Golden American provides certain managerial and supervisory services to Directed Services, Inc. ("DSI"), a wholly owned subsidiary of EIC. The fee paid to Golden American for these services, which is calculated as a percentage of average assets in the variable separate accounts, was $21.3 million for 2000 and $10.1 million for 1999. This increase is due to the increasing assets in the separate accounts and renegotiation of the fee paid by DSI to Golden American.

Net investment income increased 8.4%, or $4.9 million, to $64.1 million in 2000 from $59.2 million in 1999, due to increasing investment yields, as well as a larger average amount of assets backing the fixed account options within the variable products.

During 2000, the Companies had net realized losses on investments of $6.6 million, mainly due to sales of fixed maturities, including a $142,000 write down of an impaired fixed maturity. In 1999, the Companies had net realized losses on investments of $2.9 million, including a $1.6 million write down of two impaired fixed maturities.

EXPENSES

                                                             Percentage  Dollar
Year Ended December 31                               2000      Change    Change    1999
                                                    -------------------------------------
                                                           (DOLLARS IN MILLIONS)
Insurance benefits and expenses:
  Annuity and interest sensitive life benefits:
    Interest credited to account balances.........  $ 195.1       11.3%  $ 19.8   $ 175.3
    Benefit claims incurred in excess of account
      balances....................................      4.9      (22.4)    (1.4)      6.3
  Underwriting, acquisition, and insurance
    expenses:
    Commissions...................................    213.7       13.4     25.3     188.4
    General expenses..............................     84.9       41.1     24.7      60.2
    Insurance taxes, state licenses, and fees.....      4.5       12.5      0.5       4.0
    Policy acquisition costs deferred.............   (168.4)     (51.4)   178.0    (346.4)
    Expenses and charges reimbursed under modified
      coinsurance agreements......................   (225.8)   2,341.7   (216.6)     (9.2)
    Amortization:
      Deferred policy acquisition costs...........     55.2       66.5     22.1      33.1
      Value of purchased insurance in force.......      4.8      (23.0)    (1.4)      6.2
      Goodwill....................................      3.8         --       --       3.8
                                                    -------------------------------------
                                                    $ 172.7       41.9%  $ 51.0   $ 121.7
                                                    =====================================

Total insurance benefits and expenses increased 41.9%, or $51.0 million, in 2000 from $121.7 million in 1999. Interest credited to account balances increased 11.3%, or $19.8 million, in 2000 from $175.3 million in 1999. The premium credit on the Premium Plus variable annuity product increased $8.2 million to $132.0 million at December 31, 2000. The remaining increase in interest credited relates to higher average account balances and higher average credited rates associated with the Companies' fixed account options within the variable products.

Commissions increased 13.4%, or $25.3 million, in 2000 from $188.4 million in 1999 due to increased sales of the fixed and separate account options in 2000. Insurance taxes, state licenses, and fees increased 12.5%, or $0.5 million, in 2000 from $4.0 million in 1999. Changes in commissions and insurance taxes, state licenses, and fees are generally related to changes in the level and composition of variable product sales. Most costs incurred as the result of sales have been deferred, thus having very little impact on current earnings.

General expenses increased 41.1%, or $24.7 million, in 2000 from $60.2 million in 1999. Management expects general expenses to continue to increase in 2001 as a result of the emphasis on expanding the salaried wholesaler distribution network and the growth in sales. The Companies use a network of wholesalers to distribute products, and the salaries and sales bonuses of these wholesalers are included in general expenses. The portion of these salaries and related expenses that varies directly with production levels is deferred thus having little impact on current earnings. The increase in general expenses was partially offset by reimbursements received from DSI, Equitable Life Insurance Company of Iowa ("Equitable Life"), an affiliate, ING Mutual Funds Management Co., LLC, an affiliate, Security Life of Denver Insurance Company, an affiliate, Southland Life Insurance Company, an affiliate, and United Life & Annuity Insurance Company, an affiliate, for certain advisory, computer, and other resources and services provided by Golden American.

The Companies' previous balances of deferred policy acquisition costs ("DPAC"), value of purchased insurance in force ("VPIF"), and unearned revenue reserve were eliminated and a new asset of $44.3 million representing VPIF was established for all policies in force at the merger date. During 2000, VPIF established at the merger date of the Companies' Parent and ING, was adjusted to reduce amortization by $1.6 million to reflect changes in the assumptions related to the timing of estimated gross profits. During 1999, VPIF was adjusted to increase amortization by $0.7 million to reflect changes in the assumptions related to the timing of future gross profits. Amortization of DPAC increased $22.1 million, or 66.5%, in 2000. This increase resulted from a growth in deferred policy acquisition costs generated by expenses associated with the large sales volume experienced since December 31, 1999. Deferred policy acquisition costs decreased $178.0 million or 51.4% for the year ended
December 31, 2000. This decrease was due to a modified coinsurance agreement which was entered into during the second quarter of 2000, and which resulted in a $223.7 million decrease in deferred policy acquisition costs. Based on current conditions and assumptions as to the impact of future events on acquired policies in force, the expected approximate net amortization relating to VPIF as of December 31, 2000, is $3.9 million in 2001, $3.6 million in 2002,
$3.0 million in 2003, $2.4 million in 2004, and $1.9 million in 2005. Actual amortization may vary based upon changes in assumptions and experience.

Expenses and charges reimbursed under modified coinsurance agreements increased by $216.6 million to $225.8 million during 2000 as compared to the year ended December 31, 1999. This was primarily due to a modified coinsurance agreement which was entered into during the second quarter of 2000, with an affiliate, Equitable Life, covering a part of the business issued after January 1, 2000. This reinsurance agreement contributed $218.8 million to expenses and charges reimbursed under modified coinsurance agreements during the year ended
December 31, 2000. This was offset by a corresponding decrease in deferred policy acquisition costs and reimbursement of non-deferrable costs related to policies reinsured under this agreement.

Interest expense increased 123.4%, or $11.0 million, in 2000 from $8.9 million in 1999. Interest expense on a $25 million surplus note issued December 1996 and expiring December 2026 was $2.1 million for the year ended December 31, 2000, unchanged from the same period of 1999. Interest expense on a $60 million surplus note issued in December 1998 and expiring December 2028 was $4.4 million for the year ended December 31, 2000, unchanged from the same period of 1999. Interest expense on a $75 million surplus note, issued
September 30, 1999 and expiring September 29, 2029 was $5.8 million for the year ended December 31, 2000, and $1.5 million for the year ended December 31, 1999. Interest expense on a $50 million surplus note, issued December 1999 and expiring December 2029 was $4.1 million for the year ended December 31, 2000. Interest expense on a $35 million surplus note issued December 1999 and expiring December 2029 was $3.0 million for the year ended December 31, 2000. Golden American also paid $0.4 million in 2000 and $0.8 million in 1999 to ING America Insurance Holdings, Inc. ("ING AIH") for interest on a reciprocal loan agreement. Interest expense on a revolving note payable with SunTrust Bank, Atlanta was $0.1 million and $0.2 million for the years ended December 31, 2000 and 1999, respectively.

Income

Net income for 2000 was $19.2 million, an increase of $8.0 million from $11.2 million for 1999.

Comprehensive income for 2000 was $24.3 million, an increase of $21.3 million from comprehensive income of $3.0 million for 1999.

FINANCIAL CONDITION

Ratings

Currently, the Companies' ratings are A+ by A. M. Best Company, AA+ by Fitch IBCA, Duff & Phelps Credit Rating Company, and AA+ by Standard & Poor's Rating Services ("Standard & Poor's").

Investments

The financial statement carrying value and amortized cost basis of the Companies' total investments decreased slightly in 2000. All of the Companies' investments, other than mortgage loans on real estate, are carried at fair value in the Companies' financial statements. The decrease in the carrying value of the Companies' investment portfolio was due to changes in unrealized appreciation and depreciation of fixed maturities, offset by net sales. The decrease in the cost basis of the Companies' investment portfolio resulted from the sale of assets to support net transfers of policyholders from the Companies' fixed account options to the separate account options, and a shift towards short-term investments. The Companies manage the growth of insurance operations in order to maintain adequate capital ratios. To support the fixed account options of the Companies' variable insurance products, cash flow was invested primarily in fixed maturities, short-term investments and mortgage loans on real estate.

At December 31, 2000, the Companies investments had a yield of 6.7%. The Companies estimate the total investment portfolio, excluding policy loans, had a fair value approximately equal to 99.3% of amortized cost value at December 31, 2000.

FIXED MATURITIES: At December 31, 2000, the Companies had fixed maturities with an amortized cost of $798.8 million and an estimated fair value of $792.6 million. The Companies classify 100% of securities as available for sale. Net unrealized depreciation of fixed maturities of $6.2 million comprised of gross appreciation of $5.8 million and gross depreciation of $12.0 million. Depreciation of $1.5 million was included in stockholder's equity at December 31, 2000 (net of adjustments of $0.8 million to VPIF, $3.1 million to DPAC, and $0.8 million to deferred taxes).

The individual securities in the Companies' fixed maturities portfolio (at amortized cost) include investment grade securities, which include securities issued by the U.S. government, its agencies, and corporations that are rated at least A- by Standard & Poor's ($519.9 million or 65.1%), that are rated BBB+ to BBB- by Standard & Poor's ($117.9 million or 14.7%), and below investment grade securities, which are securities issued by corporations that are rated BB+ to B-by Standard & Poor's ($53.5 million or 6.7%). Securities not rated by Standard & Poor's had a National Association of Insurance Commissioners ("NAIC") rating of 1, 2, 3, 4, or 5 ($106.9 million or 13.4%) and investments with a rating of 6 on which impairment writedowns have been recognized ($0.6 million or 0.1%). The Companies' fixed maturity investment portfolio had a combined yield at amortized cost of 6.8% December 31, 2000. Fixed maturities rated BBB+ to BBB-may have speculative characteristics and changes in economic conditions or other circumstances are more likely to lead to a weakened capacity of the issuer to make principal and interest payments than is the case with higher rated fixed maturities.

At December 31, 2000, the amortized cost value of the Companies' total investment in below investment grade securities, excluding mortgage-backed securities, was $65.1 million, or 6.4%, of the Companies' investment portfolio. The Companies intend to purchase additional below investment grade securities, but do not expect the percentage of the portfolio invested in such securities to exceed 10% of the investment portfolio. At December 31, 2000, the yield at amortized cost on the Companies' below investment grade portfolio was 8.2% compared to 6.6% for the Companies' investment grade corporate bond portfolio. The Companies estimate the fair value of the below investment grade portfolio was $60.2 million, or 92.6% of amortized cost value, at December 31, 2000.

Below investment grade securities have different characteristics than investment grade corporate debt securities. Risk of loss upon default by the borrower is significantly greater with respect to below investment grade securities than with other corporate debt securities. Below investment grade securities are generally unsecured and are often subordinated to other creditors of the issuer. Also, issuers of below investment grade securities usually have higher levels of debt and are more sensitive to adverse economic conditions, such as a recession or increasing interest rates, than are investment grade issuers. The Companies attempt to reduce the overall risk in the below investment grade portfolio, as in all investments, through careful credit analysis, strict investment policy guidelines, and diversification by company and by industry.

The Companies analyze the investment portfolio, including below investment grade securities, at least quarterly in order to determine if the Companies' ability to realize the carrying value on any investment has been impaired. For debt and equity securities, if impairment in value is determined to be other than temporary (i.e. if it is probable the Companies will be unable to collect all amounts due according to the contractual terms of the security), the cost basis of the impaired security is written down to fair value, which becomes the new cost basis. The amount of the write-down is included in earnings as a realized loss. Future events may occur, or additional or updated information may be received, which may necessitate future write-downs of securities in the Companies' portfolio. Significant write-downs in the carrying value of investments could materially adversely affect the Companies' net income in future periods.

In 2000, fixed maturities designated as available for sale with a combined amortized cost of $211.3 million were sold, called, or repaid by their issuers. In total, net pre-tax losses from sales, calls, and repayments of fixed maturities amounted to $6.1 million in 2000, excluding the $142,000 pre-tax loss recognized in June 2000 to reduce the carrying value of an impaired bond to its net realizable value of $315,000.

EQUITY SECURITIES: Equity securities at market represent 0.7% of the fair value of the Companies' investment portfolio. At December 31, 2000, the Companies owned equity securities with a cost of $8.6 million and an estimated fair value of $6.8 million. Net unrealized depreciation of equity securities was comprised entirely of gross depreciation of $1.8 million. Equity securities are primarily comprised of investments in shares of the mutual funds underlying the Companies' registered separate accounts.

MORTGAGE LOANS ON REAL ESTATE: Mortgage loans on real estate represent 9.9% of the Companies' investment portfolio. Mortgages outstanding at amortized cost were $99.9 million at December 31, 2000 with an estimated fair value of $100.5 million. The Companies' mortgage loan portfolio includes 56 loans with an average size of $1.8 million and average seasoning of 0.6 years if weighted by the number of loans. The Companies' mortgage loans on real estate are typically secured by occupied buildings in major metropolitan locations and not speculative developments and are diversified by type of property and geographic location. Mortgage loans on real estate have been analyzed by geographical location with concentrations by state identified as California (15% in 2000 and 12% in 1999), and Utah (9% in 2000, 10% in 1999). There are no other concentrations of mortgage loans on real estate in any state exceeding ten percent at December 31, 2000 and 1999. Mortgage loans on real estate have also been analyzed by collateral type with significant concentrations identified in office buildings (29% in 2000, 34% in 1999), industrial buildings (35% in 2000, 33% in 1999), retail facilities (18% in 2000, 19% in 1999), and multi-family apartments (10% in 2000 and 10% in
1999). At December 31, 2000, the yield on the Companies' mortgage loan portfolio was 7.3%.

At December 31, 2000, no mortgage loan on real estate was delinquent by 90 days or more. The Companies' loan investment strategy is consistent with other life insurance subsidiaries of ING in the United States. The Companies have experienced a historically low default rate in their mortgage loan portfolios.

Other Assets

Reinsurance recoverables increased $19.1 million during 2000, due largely to an increase of $14.6 million in reinsurance reserves from an intercompany reinsurance agreement between Golden American and Security Life of Denver International Limited. On December 28, 2000, effective January 1, 2000, Golden American entered into a reinsurance agreement with Security Life of Denver International Limited, an affiliate, covering variable annuity minimum guaranteed death benefits and minimum guaranteed living benefits. The remainder of the increase was mainly due to an increase in reinsurance receivable from surrenders, and was consistent with an increase in ceded premiums from 1999 to 2000.

Amounts due from affiliates increased by $38.1 million during 2000 due mainly to a capital contribution receivable of $35.0 million from the parent company at December 31, 2000. The remainder of the increase was an increased receivable for management fee revenues. The increase was due to higher management fees in the current year as well as the timing of the receivable settlement.

Accrued investment income decreased $1.6 million during 2000, due to a shift from long-term to short-term investments at December 31, 2000 as compared to December 31, 1999.

DPAC represents certain deferred costs of acquiring new insurance business, principally first year commissions and interest bonuses, premium credits, and other expenses related to the production of new business after the merger. Any expenses which vary directly with the sales of the Companies' products are deferred and amortized. The Companies' previous balances of DPAC and VPIF were eliminated as of the merger date, and an asset representing VPIF was established for all policies in force at the merger date. VPIF is amortized into income in proportion to the expected gross profits of in force acquired business in a manner similar to DPAC amortization. At December 31, 2000, the Companies had DPAC and VPIF balances of $635.1 million and $25.9 million, respectively, as compared to DPAC and VPIF balances of $529.0 million and $31.7 million at December 31, 1999.

Goodwill totaling $151.1 million, representing the excess of the acquisition cost over the fair value of net assets acquired, was established at the merger date. Accumulated amortization of goodwill as of December 31, 2000 was $11.9 million.

Other assets increased $29.5 million during 2000, due mainly to an increase in the receivable for securities sold.

At December 31, 2000, the Companies had $9.8 billion of separate account assets compared to $7.6 billion at December 31, 1999. The increase in separate account assets resulted from sales of the Companies' variable annuity products, net of redemptions and reinsurance, and from net policyholder transfers to the separate account options from the fixed account options within the variable products. The increase was partially offset by negative equity market returns.

At December 31, 2000, the Companies had total assets of $11.9 billion, a 26.2% increase from December 31, 1999.

Liabilities

Future policy benefits for annuity and interest sensitive life products increased $29.2 million, or 2.8%, to $1.1 billion reflecting mainly an increase in reserves due to the introduction of minimum guaranteed living benefits as new riders available to policyholders as of February, 2000 on certain variable products. Sales, net of redemptions and reinsurance, and increased transfer activity to the separate account options accounted for the $2.2 billion, or 30.0%, increase in separate account liabilities to $9.8 billion at December 31, 2000.

On December 30, 1999, Golden American issued a $50 million, 8.179% surplus note to Equitable Life, which matures on December 29, 2029.

On December 8, 1999, Golden American issued a $35 million, 7.979% surplus note to First Columbine Life Insurance Company, an affiliate, which matures on December 7, 2029.

On September 30, 1999, Golden American issued a $75 million, 7.75% surplus note to ING AIH, which matures on September 29, 2029. On December 30, 1999, ING AIH assigned the surplus note to Equitable Life.

On December 30, 1998, Golden American issued a $60 million, 7.25% surplus note to Equitable Life, which matures on December 29, 2028.

On December 17, 1996, Golden American issued a $25 million, 8.25% surplus note to Equitable, which matures on December 17, 2026. As a result of the merger of Equitable into EIC, the surplus note is now payable to EIC.

Amounts due to affiliates increased by $7.2 million from $12.7 million at December 31, 1999 to $19.9 million at December 31, 2000. This was mainly due to the overpayment of the cash settlement for the modified coinsurance agreement with an affiliate.

Other liabilities increased $16.2 million from $53.2 million at December 31, 1999, due primarily to the timing of the settlement of account transfers, an increase in outstanding checks, and an increased pension liability, partly offset by a decrease in the payable for securities purchased.

In conjunction with the volume of variable annuity sales, the Companies' total liabilities increased $2.3 billion, or 26.0%, during 2000 and totaled
$11.2 billion at December 31, 2000.

The effects of inflation and changing prices on the Companies' financial position are not material since insurance assets and liabilities are both primarily monetary and remain in balance. An effect of inflation, which has been low in recent years, is a decline in stockholder's equity when monetary assets exceed monetary liabilities.

STOCKHOLDER'S EQUITY

Additional paid-in capital increased $115.0 million, or 24.5%, from December 31, 1999 to $583.6 million at December 31, 2000, due to capital contributions from the Parent.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity is the ability of the Companies to generate sufficient cash flows to meet the cash requirements of operating, investing, and financing activities. The Companies' principal sources of cash are variable annuity premiums and product charges, investment income, maturing investments, proceeds from debt issuance, and capital contributions made by the Parent. Primary uses of these funds are payments of commissions and operating expenses, interest and premium credits, investment purchases, repayment of debt, as well as withdrawals and surrenders.

Net cash provided by operating activities was $72.7 million in 2000 compared to net cash used by operating activities of $74.0 million in 1999. The Companies have predominantly had negative cash flows from operating activities since Golden American started issuing variable insurance products in 1989. These negative operating cash flows result primarily from the funding of commissions and other deferrable expenses related to the continued growth in the sales of variable annuity products. During 2000, these negative cash flows were offset by the effects of a modified coinsurance agreement entered into with an affiliate which resulted in the reimbursement of policy acquisition costs incorporated in a net cash settlement of $218.8 million. This was partially offset also by the use of cash from increases in reinsurance recoverable, due from affiliates and other assets.

Net cash provided by investing activities was $28.0 million during 2000 as compared to net cash used in investing activities of $177.5 million in 1999. This increase is primarily due to lower purchases of fixed maturities during 2000 than in 1999. Net sales of fixed maturities totaled $51.1 million in 2000 versus net purchases of $124.0 million in 1999. This change was mainly due to the relatively constant level policyholder account balances in the fixed account options during 2000 as compared to an increase during 1999, combined with a shift toward short-term investments.

Net cash used by financing activities was $51.9 million during 2000 as compared to net cash provided by financing activities of $259.2 million during the prior year. In 2000, net cash provided by financing activities was positively impacted by net fixed account deposits of $660.4 million compared to $627.1 million in 1999. This increase was more than offset by net reallocations to the Companies' separate accounts, which increased to $825.9 million from $650.3 million during the prior year. In 2000, another important source of cash provided by financing activities was $115.0 million in capital contributions from the Parent compared to $121.0 million in 1999. Another source of cash provided by financing activities during 1999 was $160.0 million in proceeds from surplus notes. No surplus notes were issued during 2000.

The Companies' liquidity position is managed by maintaining adequate levels of liquid assets, such as cash or cash equivalents and short-term investments. Additional sources of liquidity include borrowing facilities to meet short-term cash requirements. Golden American maintains a $65.0 million reciprocal loan agreement with ING AIH, which expires on December 31, 2007. In addition, the Companies have established an $85.0 million revolving note facility with SunTrust Bank, Atlanta, which expires on July 31, 2001. Management believes these sources of liquidity are adequate to meet the Companies' short-term cash obligations.

Based on current trends, the Companies expect to continue to use net cash in operating activities, given the continued growth of the variable annuity sales. It is anticipated that a continuation of capital contributions from the Parent, the issuance of additional surplus notes, and/or the use of modified coinsurance agreements will cover these net cash outflows. ING AIH is committed to the sustained growth of Golden American. During 2001, ING AIH will maintain Golden American's statutory capital and surplus at the end of each quarter at a level such that: 1) the ratio of Total Adjusted Capital divided by Company Action Level Risk Based Capital exceeds 300%; 2) the ratio of Total Adjusted Capital (excluding surplus notes) divided by Company Action Level Risk Based Capital exceeds 200%; and 3) Golden American's statutory capital and surplus exceeds the "Amounts Accrued for Expense Allowances Recognized in Reserves" as disclosed on page 3, Line 13A of Golden American's statutory statement.

During the first quarter of 1999, Golden American's operations were moved to a new site in West Chester, Pennsylvania. Previously, Golden American's business operations were housed in leased facilities located in Wilmington, Delaware and leased facilities in Pennsylvania. During 2000, Golden American occupied 105,000 square feet of leased space; and an affiliate occupied 20,000 square feet in the same facilities. Golden American's New York subsidiary is housed in leased space in New York, New York. The Companies intend to spend approximately $3.9 million on capital needs for 2001.

The ability of Golden American to pay dividends to its Parent is restricted. Prior approval of insurance regulatory authorities is required for payment of dividends to the stockholder which exceed an annual limit. During 2001, Golden American cannot pay dividends to its Parent without prior approval of statutory authorities.

Under the provisions of the insurance laws of the State of New York, First Golden cannot distribute any dividends to its stockholder, Golden American, unless a notice of its intent to declare a dividend and the amount of the dividend has been filed with the New York Insurance Department at least thirty days in advance of the proposed declaration. If the Superintendent of the New York Insurance Department finds the financial condition of First Golden does not warrant the distribution, the Superintendent may disapprove the distribution by giving written notice to First Golden within thirty days after the filing. The management of First Golden does not anticipate paying dividends to Golden American during 2001.

The NAIC's risk-based capital requirements require insurance companies to calculate and report information under a risk-based capital formula. These requirements are intended to allow insurance regulators to monitor the capitalization of insurance companies based upon the type and mixture of risks inherent in a company's operations. The formula includes components for asset risk, liability risk, interest rate exposure, and other factors. The Companies have complied with the NAIC's risk-based capital reporting requirements. Amounts reported indicate that the Companies have total adjusted capital well above all required capital levels.

REINSURANCE: At December 31, 2000, Golden American had reinsurance treaties with six unaffiliated reinsurers and three affiliated reinsurers covering a significant portion of the mortality risks and guaranteed death and living benefits under its variable contracts. Golden American remains liable to the extent its reinsurers do not meet their obligations under the reinsurance agreements.

On June 30, 2000, effective January 1, 2000, Golden American entered into a modified coinsurance agreement with Equitable Life, an affiliate, covering a considerable portion of Golden American's variable annuities issued on or after January 1, 2000, excluding those with an interest rate guarantee.

On December 28, 2000, Golden American entered into a reinsurance agreement with Security Life of Denver International Limited, an affiliate, covering variable annuity minimum guaranteed death benefits and minimum guaranteed living benefits of variable annuities issued on or after January 1, 2000. An irrevocable letter of credit was obtained through Bank of New York in the amount of $10,500,000 related to this agreement.

On December 29, 2000, First Golden entered into a reinsurance treaty with London Life Reinsurance Company of Pennsylvania, an unaffiliated reinsurer, covering the minimum guaranteed death benefits of First Golden's variable annuities issued on or after January 1, 2000.

MARKET RISK AND RISK MANAGEMENT

Asset/liability management is integrated into many aspects of the Companies' operations, including investment decisions, product development, and crediting rates determination. As part of the risk management process, different economic scenarios are modeled, including cash flow testing required for insurance regulatory purposes, to determine that existing assets are adequate to meet projected liability cash flows. Key variables include contractholder behavior and the variable separate accounts' performance.

Contractholders bear the majority of the investment risks related to the variable insurance products. Therefore, the risks associated with the investments supporting the variable separate accounts are assumed by contractholders, not by the Companies (subject to, among other things, certain minimum guarantees). The Companies' products also provide certain minimum death and guaranteed living benefits that depend on the performance of the variable separate accounts. Currently, the majority of death and living benefit risks are reinsured, which protects the Companies from adverse mortality experience and prolonged capital market decline.

A surrender, partial withdrawal, transfer, or annuitization made prior to the end of a guarantee period from the fixed account may be subject to a market value adjustment. As the majority of the liabilities in the fixed account are subject to market value adjustment, the Companies do not face a material amount of market risk volatility. The fixed account liabilities are supported by a portfolio principally composed of fixed rate investments that can generate predictable, steady rates of return. The portfolio management strategy for the fixed account considers the assets available for sale. This enables the Companies to respond to changes in market interest rates, changes in prepayment risk, changes in relative values of asset sectors and individual securities and loans, changes in credit quality outlook, and other relevant factors. The objective of portfolio management is to maximize returns, taking into account interest rate and credit risks, as well as other risks. The Companies' asset/liability management discipline includes strategies to minimize exposure to loss as interest rates and economic and market conditions change.

On the basis of these analyses, management believes there is no material solvency risk to the Companies. With respect to a 10% drop in equity values from year end 2000 levels, variable separate account funds, which represent 90% of the in force, pass the risk in underlying fund performance to the contractholder (except for certain minimum guarantees). With respect to interest rate movements up or down 100 basis points from year end 2000 levels, the remaining 10% of the in force are fixed account funds and almost all of these have market value adjustments which provide significant protection against changes in interest rates.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Any forward-looking statement contained herein or in any other oral or written statement by the Companies or any of their officers, directors, or employees is qualified by the fact that actual results of the Companies may differ materially from such statement, among other risks and uncertainties inherent in the Companies' business, due to the following important factors:

1. Prevailing interest rate levels and stock market performance, which may affect the ability of the Companies to sell their products, the market value and liquidity of the Companies' investments, fee revenue, and the lapse rate of the Companies' policies, notwithstanding product design features intended to enhance persistency of the Companies' products.

2. Changes in the federal income tax laws and regulations, which may affect the tax status of the Companies' products.

3. Changes in the regulation of financial services, including bank sales and underwriting of insurance products, which may affect the competitive environment for the Companies' products.

4. Increasing competition in the sale of the Companies' products.

5. Other factors that could affect the performance of the Companies, including, but not limited to, market conduct claims, litigation, insurance industry insolvencies, availability of competitive reinsurance on new business, investment performance of the underlying portfolios of the variable products, variable product design, and sales volume by significant sellers of the Companies' variable products.

ITEM 7A.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

The matters set forth under the caption "Market Risk and Risk Management" in Management's Discussion and Analysis of Results of Operations (Item 7 of this report) are incorporated herein by reference.

ITEM 8.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

REPORT OF INDEPENDENT AUDITORS
--------------------------------------------------------------------------------

The Board of Directors and Stockholder
Golden American Life Insurance Company

We have audited the accompanying consolidated balance sheets of Golden American Life Insurance Company as of December 31, 2000 and 1999, and the related consolidated statements of operations, changes in stockholder's equity, and cash flows for each of the three years in the period ended December 31, 2000. Our audits also included the financial statement schedules listed in the Index at
Item 14(a). These financial statements and schedules are the responsibility of the Companies' management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Golden American Life Insurance Company at December 31, 2000 and 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

                                                         s/Ernst & Young LLP

Atlanta, Georgia
March 12, 2001

                          CONSOLIDATED BALANCE SHEETS
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                     December 31, 2000     December 31, 1999
                                                    ------------------------------------------
ASSETS
Investments:
  Fixed maturities, available for sale, at fair
    value
    (cost: 2000 -- $798,751; 1999 -- $858,052)....      $   792,578            $  835,321
  Equity securities, at fair value
    (cost: 2000 -- $8,611; 1999 -- $14,952).......            6,791                17,330
  Mortgage loans on real estate...................           99,916               100,087
  Policy loans....................................           13,323                14,157
  Short-term investments..........................          106,775                80,191
                                                    ------------------------------------------
Total investments.................................        1,019,383             1,047,086

Cash and cash equivalents.........................           63,207                14,380
Reinsurance recoverable...........................           19,331                14,834
Reinsurance recoverable from affiliates...........           14,642                    --
Due from affiliates...............................           38,786                   637
Accrued investment income.........................            9,606                11,198
Deferred policy acquisition costs.................          635,147               528,957
Value of purchased insurance in force.............           25,942                31,727
Current income taxes recoverable..................              511                    35
Deferred income tax asset.........................            9,047                21,943
Property and equipment, less allowances for
  depreciation of $5,638 in 2000 and $3,229 in
  1999............................................           14,404                13,888
Goodwill, less accumulated amortization of $11,964
  in 2000 and $8,186 in 1999......................          139,163               142,941
Other assets......................................           32,019                 2,514
Separate account assets...........................        9,831,489             7,562,717
                                                    ------------------------------------------
Total assets......................................      $11,852,677            $9,392,857
                                                    ==========================================

LIABILITIES AND STOCKHOLDER'S EQUITY
Policy liabilities and accruals:
  Future policy benefits:
    Annuity and interest sensitive life
      products....................................      $ 1,062,891            $1,033,701
    Unearned revenue reserve......................            6,817                 6,300
  Other policy claims and benefits................               82                     8
                                                    ------------------------------------------
                                                          1,069,790             1,040,009
Surplus notes.....................................          245,000               245,000
Revolving note payable............................               --                 1,400
Due to affiliates.................................           19,887                12,650
Other liabilities.................................           69,374                53,232
Separate account liabilities......................        9,831,489             7,562,717
                                                    ------------------------------------------
                                                         11,235,540             8,915,008

Commitments and contingencies
Stockholder's equity:
  Common stock, par value $10 per share,
    authorized, issued, and outstanding 250,000
    shares........................................            2,500                 2,500
  Additional paid-in capital......................          583,640               468,640
  Accumulated other comprehensive loss............           (4,046)               (9,154)
  Retained earnings...............................           35,043                15,863
                                                    ------------------------------------------
Total stockholder's equity........................          617,137               477,849
                                                    ------------------------------------------
Total liabilities and stockholder's equity........      $11,852,677            $9,392,857
                                                    ==========================================

SEE ACCOMPANYING NOTES.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                             (DOLLARS IN THOUSANDS)

Year Ended December 31                                2000       1999       1998
                                                    -------------------------------
Revenues:
  Annuity and interest sensitive life product
    charges.......................................  $ 144,877  $  82,935  $  39,119
  Management fee revenue..........................     22,982     11,133      4,771
  Net investment income...........................     64,140     59,169     42,485
  Realized losses on investments..................     (6,554)    (2,923)    (1,491)
                                                    -------------------------------
                                                      225,445    150,314     84,884

Insurance benefits and expenses:
  Annuity and interest sensitive life benefits:
    Interest credited to account balances.........    195,088    175,257     94,845
    Benefit claims incurred in excess of account
      balances....................................      4,943      6,370      2,123
  Underwriting, acquisition, and insurance
    expenses:
    Commissions...................................    213,719    188,383    121,171
    General expenses..............................     84,936     60,205     37,612
    Insurance taxes, state licenses, and fees.....      4,528      3,976      4,140
    Policy acquisition costs deferred.............   (168,444)  (346,396)  (197,796)
    Amortization:
      Deferred policy acquisition costs...........     55,154     33,119      5,148
      Value of purchased insurance in force.......      4,801      6,238      4,724
      Goodwill....................................      3,778      3,778      3,778
    Expenses and charges reimbursed under modified
      coinsurance agreements......................   (225,787)    (9,247)    (5,604)
                                                    -------------------------------
                                                      172,716    121,683     70,141
  Interest expense................................     19,867      8,894      4,390
                                                    -------------------------------
                                                      192,583    130,577     74,531
                                                    -------------------------------
  Income before income taxes......................     32,862     19,737     10,353
  Income taxes....................................     13,682      8,523      5,279
                                                    -------------------------------
  Net income......................................  $  19,180  $  11,214  $   5,074
                                                    ===============================

SEE ACCOMPANYING NOTES.

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
                             (DOLLARS IN THOUSANDS)

                                                     Accumulated
                                        Additional      Other      Retained       Total
                                Common   Paid-in    Comprehensive  Earnings   Stockholder's
                                Stock    Capital    Income (Loss)  (Deficit)     Equity
                                -----------------------------------------------------------
Balance at December 31,
  1997........................  $2,500   $224,997      $   241      $  (425)    $227,313
  Comprehensive income:
    Net income................     --          --           --        5,074        5,074
    Change in net unrealized
      investment gains
      (losses)................     --          --       (1,136)          --       (1,136)
                                                                                --------
  Comprehensive income........                                                     3,938
  Contribution of capital.....     --     122,500           --           --      122,500
  Other.......................     --         143           --           --          143
                                -----------------------------------------------------------
Balance at December 31,
  1998........................  2,500     347,640         (895)       4,649      353,894
  Comprehensive income:
    Net income................     --          --           --       11,214       11,214
    Change in net unrealized
      investment gains
      (losses)................     --          --       (8,259)          --       (8,259)
                                                                                --------
  Comprehensive income........                                                     2,955
  Contribution of capital.....     --     121,000           --           --      121,000
                                -----------------------------------------------------------
Balance at December 31,
  1999........................  $2,500   $468,640      $(9,154)     $15,863     $477,849
  Comprehensive income:
    Net income................     --          --           --       19,180       19,180
    Change in net unrealized
      investment gains
      (losses)................     --          --        5,108           --        5,108
                                                                                --------
  Comprehensive income........                                                    24,288
  Contribution of capital.....     --     115,000           --           --      115,000
                                -----------------------------------------------------------
Balance at December 31,
  2000........................  $2,500   $583,640      $(4,046)     $35,043     $617,137
                                ===========================================================

SEE ACCOMPANYING NOTES.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

Year Ended December 31                      2000       1999      1998
                                          ------------------------------

OPERATING ACTIVITIES
Net income..............................  $  19,180  $ 11,214  $   5,074
Adjustments to reconcile net income to
  net cash provided by (used in)
  operations:
  Adjustments related to annuity and
    interest sensitive life products:
    Interest credited and other charges
      on interest sensitive products....    195,088   175,257     94,845
    Charges for mortality and
      administration....................       (313)      524       (233)
    Change in unearned revenues.........        517     2,460      2,651
  Increase (decrease) in policy
    liabilities and accruals............         74         8        (10)
  Decrease (increase) in accrued
    investment income...................      1,592    (1,553)    (3,222)
  Policy acquisition costs deferred.....   (168,444) (346,396)  (197,796)
  Amortization of deferred policy
    acquisition costs acquisition
    costs...............................     55,154    33,119      5,148
  Amortization of value of purchased
    insurance in force..................      4,801     6,238      4,724
  Change in other assets, due to/from
    affiliates, other liabilities, and
    accrued income taxes................    (63,840)   24,845      9,979
  Provision for depreciation and
    amortization........................      8,616     8,850      8,147
  Provision for deferred income taxes...     13,728     8,523      5,279
  Realized losses on investments........      6,554     2,923      1,491
                                          ------------------------------
Net cash provided by (used in) operating
  activities............................     72,707   (73,988)   (63,923)
                                          ------------------------------

INVESTING ACTIVITIES
Sale, maturity, or repayment of
  investments:
  Fixed maturities -- available for
    sale................................    205,136   220,547    145,253
  Mortgage loans on real estate.........     12,701     6,572      3,791
  Equity securities.....................      6,128        --         --
  Policy loans -- net...................        834        --         --
                                          ------------------------------
                                            224,799   227,119    149,044

Acquisition of investments:
  Fixed maturities -- available for
    sale................................   (154,028) (344,587)  (476,523)
  Equity securities.....................         --        --    (10,000)
  Mortgage loans on real estate.........    (12,887)   (9,659)   (16,390)
  Policy loans -- net...................         --    (2,385)    (2,940)
  Short-term investments -- net.........    (26,584)  (39,039)   (26,692)
                                          ------------------------------
                                           (193,499) (395,670)  (532,545)
Issuance of reciprocal loan agreement
  receivables...........................    (16,900)       --         --
Receipt of repayment of reciprocal loan
  agreement receivables.................     16,900        --         --
Net purchase of property and
  equipment.............................     (3,285)   (8,968)    (6,485)
                                          ------------------------------
Net cash provided by (used in) investing
  activities............................     28,015  (177,519)  (389,986)

SEE ACCOMPANYING NOTES.

                             (DOLLARS IN THOUSANDS)

Year Ended December 31                      2000       1999       1998
                                          -------------------------------

FINANCING ACTIVITIES
Proceeds from reciprocal loan agreement
  borrowings............................  $ 178,900  $ 396,350  $ 500,722
Repayment of reciprocal loan agreement
  Borrowings............................   (178,900)  (396,350)  (500,722)
Proceeds from revolving note payable....     67,200    220,295    108,495
Repayment of revolving note payable.....    (68,600)  (218,895)  (108,495)
Proceeds from surplus note..............         --    160,000     60,000
Repayment of line of credit
  borrowings............................         --         --     (5,309)
Receipts from annuity and interest
  sensitive life policies credited to
  account balances......................    801,793    773,685    593,428
Return of account balances on annuity
  and interest sensitive life
  policies..............................   (141,440)  (146,607)   (72,649)
Net reallocations to separate
  accounts..............................   (825,848)  (650,270)  (239,671)
Contributions of capital by parent......    115,000    121,000    103,750
                                          -------------------------------
Net cash provided by (used in) financing
  activities............................    (51,895)   259,208    439,549
                                          -------------------------------

Increase (decrease) in cash and cash
  equivalents...........................     48,827      7,701    (14,360)
Cash and cash equivalents at beginning
  of period.............................     14,380      6,679     21,039
                                          -------------------------------
Cash and cash equivalents at end of
  period................................  $  63,207  $  14,380  $   6,679
                                          ===============================

SUPPLEMENTAL DISCLOSURE OF CASH FLOW
  INFORMATION
Cash paid during the period for:
  Interest..............................  $  22,444  $   6,392  $   4,305
  Income taxes..........................        957         --         99
Non-cash financing activities:
  Non-cash adjustment to additional
    paid-in capital for adjusted merger
    costs...............................         --         --        143
  Contribution of capital from parent to
    repay line of credit borrowings.....         --         --     18,750

SEE ACCOMPANYING NOTES.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 2000

1.  SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------------------------------------

    CONSOLIDATION

    The consolidated financial statements include Golden American Life Insurance Company ("Golden American") and its wholly owned subsidiary, First Golden American Life Insurance Company of New York ("First Golden," and collectively with Golden American, the "Companies"). All significant intercompany accounts and transactions have been eliminated.

    ORGANIZATION

    Golden American, a wholly owned subsidiary of Equitable of Iowa Companies, Inc., offers variable insurance products and is licensed as a life insurance company in the District of Columbia and all states except New York. First Golden is licensed to sell insurance products in New York and Delaware. The Companies' variable annuity products are marketed by broker/ dealers, financial institutions, and insurance agents. The Companies' primary customers are consumers and corporations.

    On October 24, 1997 ("the merger date"), PFHI Holding, Inc. ("PFHI"), a Delaware corporation, acquired all of the outstanding capital stock of Equitable of Iowa Companies ("Equitable") according to the terms of an Agreement and Plan of Merger dated July 7, 1997 among Equitable, PFHI, and ING Groep N.V. ("ING"). PFHI is a wholly owned subsidiary of ING, a global financial services holding company based in The Netherlands. As a result of this transaction, Equitable was merged into PFHI, which was simultaneously renamed Equitable of Iowa Companies, Inc. ("EIC" or the "Parent"), a Delaware corporation.

    INVESTMENTS

    FIXED MATURITIES: The Companies account for their investments under the Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities," which requires fixed maturities to be designated as either "available for sale," "held for investment," or "trading." Sales of fixed maturities designated as "available for sale" are not restricted by SFAS No. 115. Available for sale securities are reported at fair value and unrealized gains and losses on these securities are included directly in stockholder's equity, after adjustment for related changes in value of purchased insurance in force ("VPIF"), deferred policy acquisition costs ("DPAC"), and deferred income taxes. At December 31, 2000 and 1999, all of the Companies' fixed maturities are designated as available for sale, although the Companies are not precluded from designating fixed maturities as held for investment or trading at some future date.

    Securities determined to have a decline in value that is other than temporary are written down to estimated fair value, which becomes the new cost basis by a charge to realized losses in the Companies' Statements of Operations. Premiums and discounts are amortized/accrued utilizing a method which results in a constant yield over the securities' expected lives. Amortization/accrual of premiums and discounts on mortgage and other asset-backed securities incorporates a prepayment assumption to estimate the securities' expected lives.

    EQUITY SECURITIES: Equity securities are reported at estimated fair value if readily marketable. The change in unrealized appreciation and depreciation of marketable equity securities (net of related deferred income taxes, if any) is included directly in stockholder's equity. Equity securities determined to have a decline in value that is other than temporary are written down to estimated fair value, which becomes the new cost basis by a charge to realized losses in the Companies' Statements of Operations.

    MORTGAGE LOANS ON REAL ESTATE: Mortgage loans on real estate are reported at cost adjusted for amortization of premiums and accrual of discounts. If the value of any mortgage loan is determined to be impaired (i.e., when it is probable the Companies will be unable to collect all amounts due according to the contractual terms of the loan agreement), the carrying value of the mortgage loan is reduced to the present value of expected future cash flows from the loan discounted at the loan's effective interest rate, or to the loan's observable market price, or the fair value of the underlying collateral. The carrying value of impaired loans is reduced by the establishment of a valuation allowance, which is adjusted at each reporting date for significant changes in the calculated value of the loan. Changes in this valuation allowance are charged or credited to income.

    OTHER INVESTMENTS: Policy loans are reported at unpaid principal. Short-term investments are reported at cost, adjusted for amortization of premiums and accrual of discounts.

    REALIZED GAINS AND LOSSES: Realized gains and losses are determined on the basis of specific identification.

    FAIR VALUES: Estimated fair values, as reported herein, of conventional mortgage-backed securities not actively traded in a liquid market are estimated using a third party pricing process. This pricing process uses a matrix calculation assuming a spread over U.S. Treasury bonds based upon the expected average lives of the securities. Estimated fair values of publicly traded fixed maturities are reported by an independent pricing service. Fair values of private placement bonds are estimated using a matrix that assumes a spread (based on interest rates and a risk assessment of the bonds) over U.S. Treasury bonds. Estimated fair values of equity securities, which consist of the Companies' investment in its registered separate accounts, are based upon the quoted fair value of the securities comprising the individual portfolios underlying the separate accounts.

    CASH AND CASH EQUIVALENTS

    For purposes of the accompanying Statements of Cash Flows, the Companies consider all demand deposits and interest-bearing accounts not related to the investment function to be cash equivalents. All interest-bearing accounts classified as cash equivalents have original maturities of three months or less.

    DEFERRED POLICY ACQUISITION COSTS

    Certain costs of acquiring new insurance business, principally first year commissions and interest bonuses, premium credit, and other expenses related to the production of new business ($63.8 million during 2000, $153.0 million during 1999, and $73.4 million during 1998), have been deferred. Acquisition costs for variable insurance products are being amortized generally in proportion to the present value (using the assumed crediting rate) of expected future gross profits. This amortization is adjusted retrospectively when the Companies revise their estimate of current or future gross profits to be realized from a group of products. DPAC is adjusted to reflect the pro forma impact of unrealized gains and losses on fixed maturities the Companies have designated as "available for sale" under SFAS No. 115.

    VALUE OF PURCHASED INSURANCE IN FORCE

    As a result of the merger, a portion of the purchase price was allocated to the right to receive future cash flows from existing insurance contracts. This allocated cost represents VPIF, which reflects the value of those purchased policies calculated by discounting actuarially determined expected future cash flows at the discount rate determined by the purchaser. Amortization of VPIF is charged to expense in proportion to expected gross profits of the underlying business. This amortization is adjusted retrospectively when the Companies revise the estimate of current or future gross profits to be realized from the insurance contracts acquired. VPIF is adjusted to reflect the pro forma impact of unrealized gains and losses on available for sale fixed maturities.

    PROPERTY AND EQUIPMENT

    Property and equipment primarily represent leasehold improvements, office furniture, certain other equipment, and capitalized computer software and are not considered to be significant to the Companies' overall operations. Property and equipment are reported at cost less allowances for depreciation. Depreciation expense is computed primarily on the basis of the straight-line method over the estimated useful lives of the assets.

    GOODWILL

    Goodwill was established as a result of the merger and is being amortized over 40 years on a straight-line basis.

    FUTURE POLICY BENEFITS

    Future policy benefits for divisions of the variable products with fixed interest guarantees are established utilizing the retrospective deposit accounting method. Policy reserves represent the premiums received plus accumulated interest, less mortality and administration charges. Interest credited to these policies ranged from 3.00% to 14.00% during 2000, 3.00% to 11.00% during 1999, and 3.00% to 10.00% during 1998. The unearned revenue reserve represents unearned distribution fees. These distribution fees have been deferred and are amortized over the life of the contracts in proportion to expected gross profits.

    SEPARATE ACCOUNTS

    Assets and liabilities of the separate accounts reported in the accompanying Balance Sheets represent funds separately administered principally for variable contracts. Contractholders, rather than the Companies, bear the investment risk for the variable insurance products. At the direction of the contractholders, the separate accounts invest the premiums from the sale of variable insurance products in shares of specified mutual funds. The assets and liabilities of the separate accounts are clearly identified and segregated from other assets and liabilities of the Companies. The portion of the separate account assets equal to the reserves and other liabilities of variable contracts cannot be charged with liabilities arising out of any other business the Companies may conduct.

    Variable separate account assets are carried at fair value of the underlying investments and generally represent contractholder investment values maintained in the accounts. Variable separate account liabilities represent account balances for the variable contracts invested in the separate accounts; the fair value of these liabilities is equal to their carrying amount. Net investment income and realized and unrealized capital gains and losses related to separate account assets are not reflected in the accompanying Statements of Operations.

    Product charges recorded by the Companies from variable insurance products consist of charges applicable to each contract for mortality and expense risk, cost of insurance, contract administration, and surrender charges. In addition, some variable annuity and all variable life contracts provide for a distribution fee collected for a limited number of years after each premium deposit. Revenue recognition of collected distribution fees is amortized over the life of the contract in proportion to its expected gross profits. The balance of unrecognized revenue related to the distribution fees is reported as an unearned revenue reserve.

    DEFERRED INCOME TAXES

    Deferred tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the enacted marginal tax rate. Deferred tax assets or liabilities are adjusted to reflect the pro forma impact of unrealized gains and losses on equity securities and fixed maturities the Companies have designated as available for sale under SFAS No. 115. Changes in deferred tax assets or liabilities resulting from this SFAS No. 115 adjustment are charged or credited directly to stockholder's equity. Deferred income tax expenses or credits reflected in the Companies' Statements of Operations are based on the changes in the deferred tax asset or liability from period to period (excluding the SFAS No. 115 adjustment).

    DIVIDEND RESTRICTIONS

    Golden American's ability to pay dividends to its Parent is restricted. Prior approval of insurance regulatory authorities is required for payment of dividends to the stockholder which exceed an annual limit. During 2001, Golden American cannot pay dividends to its Parent without prior approval of statutory authorities. Under the provisions of the insurance laws of the State of New York, First Golden cannot distribute any dividends to its stockholder, Golden American, unless a notice of its intent to declare a dividend and the amount of the dividend has been filed with the New York Insurance Department at least thirty days in advance of the proposed declaration. If the Superintendent of the New York Insurance Department finds the financial condition of First Golden does not warrant the distribution, the Superintendent may disapprove the distribution by giving written notice to First Golden within thirty days after the filing.

    SEGMENT REPORTING

    The Companies manage their business as one segment, the sale of variable insurance products designed to meet customer needs for tax-advantaged saving for retirement and protection from death. Variable insurance products are sold to consumers and corporations throughout the United States.

    USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions affecting the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

    Management is required to utilize historical experience and assumptions about future events and circumstances in order to develop estimates of material reported amounts and disclosures. Included among the material (or potentially material) reported amounts and disclosures that require extensive use of estimates and assumptions are: (1) estimates of fair values of investments in securities and other financial instruments, as well as fair values of policyholder liabilities, (2) policyholder liabilities,
    (3) deferred policy acquisition costs and value of purchased insurance in force, (4) fair values of assets and liabilities recorded as a result of merger, (5) asset valuation allowances, (6) guaranty fund assessment accruals, (7) deferred tax benefits (liabilities), and (8) estimates for commitments and contingencies including legal matters, if a liability is anticipated and can be reasonably estimated. Estimates and assumptions regarding all of the preceding items are inherently subject to change and are reassessed periodically. Changes in estimates and assumptions could materially impact the financial statements.

    PENDING ACCOUNTING STANDARDS: DERIVATIVE FINANCIAL INSTRUMENTS

    During 1998, the Financial Accounting Standards Board issued Statement No. 133 ("SFAS 133"), Accounting for Derivative Financial Instruments and Hedging Activities. SFAS 133 requires that all derivative instruments, including certain derivative instruments embedded in other contracts, be recorded on the balance sheet and measured at its fair value. The change in a derivative's fair value is generally to be recognized in current period earnings.

    If certain conditions are met, a derivative may be specifically designated as a hedge of an exposure to changes in fair value, variability of cash flows, or certain foreign currency exposures. When designated as a hedge, the fair value should be recognized currently in earnings or other comprehensive income, depending on whether such designation is considered a fair value or as a cash flow hedge. With respect to fair value hedges, the fair value of the derivative, as well as changes in the fair value of the hedged item, are reported in earnings. For cash flow hedges, changes in the derivatives fair value are reported in other comprehensive income and subsequently reclassified into earnings when the hedged item affects earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. The Companies adopted SFAS 133 on January 1, 2000. The cumulative effect of the accounting change upon adoption was not material.

    RECLASSIFICATIONS

    Certain amounts in the 1999 and 1998 financial statements have been reclassified to conform to the 2000 financial statement presentation.

2.  BASIS OF FINANCIAL REPORTING
--------------------------------------------------------------------------------

    The financial statements of the Companies differ from related statutory-basis financial statements principally as follows:
    (1) acquisition costs of acquiring new business are deferred and amortized over the life of the policies rather than charged to operations as incurred;
    (2) an asset representing the present value of future cash flows from insurance contracts acquired was established as a result of the merger/acquisition and is amortized and charged to expense; (3) future policy benefit reserves for divisions with fixed interest guarantees of the variable insurance products are based on full account values, rather than the greater of cash surrender value or amounts derived from discounting methodologies utilizing statutory interest rates; (4) reserves are reported before reduction for reserve credits related to reinsurance ceded and a receivable is established, net of an allowance for uncollectible amounts, for these credits related to reinsurance ceded and a receivable is established, net of an allowance for uncollectible amounts, for these credits rather than presented net of these credits; (5) fixed maturity investments are designated as "available for sale" and valued at fair value with unrealized appreciation/depreciation, net of adjustments to value of purchased insurance in force, deferred policy acquisition costs, and deferred income taxes (if applicable), credited/charged directly to stockholder's equity rather than valued at amortized cost; (6) the carrying value of fixed maturities is reduced to fair value by a charge to realized losses in the Statements of Operations when declines in carrying value are judged to be other than temporary, rather than through the establishment of a formula-determined statutory investment reserve (carried as a liability), changes in which are charged directly to surplus; (7) deferred income taxes are provided for the difference between the financial statement and income tax bases of assets and liabilities; (8) net realized gains or losses attributed to changes in the level of interest rates in the market are recognized when the sale is completed rather than deferred and amortized over the remaining life of the fixed maturity security; (9) a liability is established for anticipated guaranty fund assessments, net of related anticipated premium tax credits, rather than capitalized when assessed and amortized in accordance with procedures permitted by insurance regulatory authorities;
    (10) revenues for variable insurance products consist of policy charges applicable to each contract for the cost of insurance, policy administration charges, amortization of policy initiation fees, and surrender charges assessed rather than premiums received; (11) the financial statements of Golden American's wholly owned subsidiary are consolidated rather than recorded at the equity in net assets; (12) surplus notes are reported as liabilities rather than as surplus; and (13) assets and liabilities are restated to fair values when a change in ownership occurs, with provisions for goodwill and other intangible assets, rather than continuing to be presented at historical cost.

    The net loss for Golden American as determined in accordance with statutory accounting practices was $71,134,000 in 2000, $85,578,000 in 1999, and
    $68,002,000 in 1998. Total statutory capital and surplus was $406,923,000 and $368,928,000 at December 31, 2000 and 1999, respectively.

    The National Association of Insurance Commissioners has revised the Accounting Practices and Procedures Manual, the guidance that defines statutory accounting principles. The revised manual will be effective January 1, 2001, and has been adopted, at least in part, by the States of Delaware and New York, which are the states of domicile for Golden American and First Golden, respectively. The revised manual will result in changes to the accounting practices that the Companies use to prepare their statutory-basis financial statements. Management believes the impact of these changes to the Companies' statutory-basis capital and surplus as of January 1, 2001 will not be significant.

3.  INVESTMENT OPERATIONS
--------------------------------------------------------------------------------

    INVESTMENT RESULTS

    Major categories of net investment income are summarized below:

   Year Ended December 31,                              2000     1999     1998
   -----------------------------------------------------------------------------
                                                        (DOLLARS IN THOUSANDS)
   Fixed maturities..................................  $55,302  $50,352  $35,224
   Equity securities.................................      248      515       --
   Mortgage loans on real estate.....................    7,832    7,074    6,616
   Policy loans......................................      516      485      619
   Short-term investments............................    2,253    2,583    1,311
   Other, net........................................      543      388      246
                                                       -------------------------
   Gross investment income...........................   66,694   61,397   44,016
   Less investment expenses..........................   (2,554)  (2,228)  (1,531)
                                                       -------------------------
   Net investment income.............................  $64,140  $59,169  $42,485
                                                       =========================

    Realized losses on investments follows:

   Year Ended December 31,                              2000     1999     1998
   -----------------------------------------------------------------------------
                                                        (DOLLARS IN THOUSANDS)
   Fixed maturities, available for sale..............  $(6,289) $(2,910) $(1,428)
   Equity securities.................................     (213)      --       --
   Mortgage loans on real estate.....................      (52)     (13)     (63)
                                                       -------------------------
   Realized losses on investments....................  $(6,554) $(2,923) $(1,491)
                                                       =========================

    The change in unrealized appreciation (depreciation) of securities at fair value follows:

   Year Ended December 31,                              2000      1999     1998
   ------------------------------------------------------------------------------
                                                         (DOLLARS IN THOUSANDS)
   Fixed maturities, available for sale..............  $16,558  $(24,944) $ 1,100
   Equity securities.................................   (4,198)    5,301   (2,390)
                                                       --------------------------
   Unrealized appreciation (depreciation) of
     securities......................................  $12,360  $(19,643) $(1,290)
                                                       ==========================

    At December 31, 2000 and December 31, 1999, amortized cost, gross unrealized gains and losses, and estimated fair values of fixed maturities, all of which are designated as available for sale, follows:

                                                          Gross       Gross     Estimated
                                             Amortized  Unrealized  Unrealized    Fair
   December 31, 2000                           Cost       Gains       Losses      Value
   --------------------------------------------------------------------------------------
                                                        (DOLLARS IN THOUSANDS)
   U.S. government and governmental
     agencies and authorities..............  $ 18,607     $  580     $    (16)  $ 19,171
   Public utilities........................    54,132        294       (1,600)    52,826
   Corporate securities....................   355,890      1,318       (8,006)   349,202
   Other asset-backed securities...........   223,787      2,166       (1,831)   224,122
   Mortgage-backed securities..............   146,335      1,465         (543)   147,257
                                             --------------------------------------------
   Total...................................  $798,751     $5,823     $(11,996)  $792,578
                                             ============================================

                                                          Gross       Gross     Estimated
                                             Amortized  Unrealized  Unrealized    Fair
   December 31, 1999                           Cost       Gains       Losses      Value
   --------------------------------------------------------------------------------------
                                                        (DOLLARS IN THOUSANDS)
   U.S. government and governmental
     agencies and authorities..............  $ 21,363        --      $   (260)  $ 21,103
   Public utilities........................    53,754      $ 25        (2,464)    51,315
   Corporate securities....................   396,494        53       (12,275)   384,272
   Other asset-backed securities...........   207,044       850        (4,317)   203,577
   Mortgage-backed securities..............   179,397        39        (4,382)   175,054
                                             --------------------------------------------
   Total...................................  $858,052      $967      $(23,698)  $835,321
                                             ============================================

    Short-term investments with maturities of 30 days or less have been excluded from the above schedules. Amortized cost approximates fair value for these securities. At December 31, 2000, net unrealized investment loss on fixed maturities designated as available for sale totaled $6,173,000. Depreciation of $1,447,000 was included in stockholder's equity at December 31, 2000 (net of adjustments of $801,000 to VPIF, $3,146,000 to DPAC, and $779,000 to deferred income taxes). At December 31, 1999, net unrealized investment loss on fixed maturities designated as available for sale totaled $22,731,000. Depreciation of $6,955,000 was included in stockholder's equity at December 31, 1999 (net of adjustments of $1,785,000 to VPIF, $10,246,000 to DPAC, and $3,745,000 to deferred income taxes).

    At December 31, 2000, net unrealized depreciation on equity securities was comprised entirely of gross depreciation of $1,820,000. At December 31, 1999, net unrealized appreciation on equity securities was comprised entirely of gross appreciation of $2,378,000.

    Amortized cost and estimated fair value of fixed maturities designated as available for sale, by contractual maturity, at December 31, 2000 are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                       Amortized  Estimated
   December 31, 2000                                     Cost     Fair Value
   -------------------------------------------------------------------------
                                                            (DOLLARS IN
                                                            THOUSANDS)
   Due within one year...............................  $ 51,001    $ 50,836
   Due after one year through five years.............   323,753     317,862
   Due after five years through ten years............    45,812      44,891
   Due after ten years...............................     8,063       7,610
                                                       ---------------------
                                                        428,629     421,199
   Other asset-backed securities.....................   223,787     224,122
   Mortgage-backed securities........................   146,335     147,257
                                                       ---------------------
   Total.............................................  $798,751    $792,578
                                                       =====================

    An analysis of sales, maturities, and principal repayments of the Companies' fixed maturities portfolio follows:

                                                         Gross     Gross    Proceeds
                                             Amortized  Realized  Realized    from
                                               Cost      Gains     Losses     Sale
   ---------------------------------------------------------------------------------
                                                     (DOLLARS IN THOUSANDS)
   FOR THE YEAR ENDED DECEMBER 31, 2000:
   Scheduled principal repayments, calls,
     and tenders...........................  $ 91,158     $122    $    (1)  $ 91,279
   Sales...................................   120,125      285     (6,553)   113,857
                                             ---------------------------------------
   Total...................................  $211,283     $407    $(6,554)  $205,136
                                             =======================================
   FOR THE YEAR ENDED DECEMBER 31, 1999:
   Scheduled principal repayments, calls,
     and tenders...........................  $141,346     $216    $  (174)  $141,388
   Sales...................................    80,472      141     (1,454)    79,159
                                             ---------------------------------------
   Total...................................  $221,818     $357    $(1,628)  $220,547
                                             =======================================
   FOR THE YEAR ENDED DECEMBER 31, 1998:
   Scheduled principal repayments, calls,
     and tenders...........................  $102,504     $ 60    $    (3)  $102,561
   Sales...................................    43,204      518     (1,030)    42,692
                                             ---------------------------------------
   Total...................................  $145,708     $578    $(1,033)  $145,253
                                             =======================================

    INVESTMENT VALUATION ANALYSIS: The Companies analyze the investment portfolio at least quarterly in order to determine if the carrying value of any investment has been impaired. The carrying value of debt and equity securities is written down to fair value by a charge to realized losses when an impairment in value appears to be other than temporary.

    During the second quarter of 2000, Golden American determined that the carrying value of an impaired bond exceeded its estimated net realizable value. As a result, on June 30, 2000, Golden American recognized a total pre-tax loss of approximately $142,000 to reduce the carrying value of the bond to its net realizable value of $315,000 at December 31, 2000.

    During the fourth quarter of 1998, Golden American determined that the carrying value of two bonds exceeded their estimated net realizable value. As a result, at December 31, 1998, Golden American recognized a total pre-tax loss of $973,000 to reduce the carrying value of the bonds to their combined net realizable value of $2,919,000. During the second quarter of 1999, further information was received regarding these bonds and Golden American determined that the carrying value of the two bonds exceeded their estimated net realizable value. As a result, at June 30, 1999, Golden American recognized a total pre-tax loss of $1,639,000 to further reduce the carrying value of the bonds to their combined net realizable value of $1,137,000. During the year 2000, these bonds had no further reduction in carrying value.

    INVESTMENTS ON DEPOSIT: At December 31, 2000 and 1999, affidavits of deposits covering bonds with a par value of $6,870,000 and $6,470,000, respectively, were on deposit with regulatory authorities pursuant to certain statutory requirements.

    INVESTMENT DIVERSIFICATIONS: The Companies' investment policies related to the investment portfolio require diversification by asset type, company, and industry and set limits on the amount which can be invested in an individual issuer. Such policies are at least as restrictive as those set forth by regulatory authorities. The following percentages relate to holdings at December 31, 2000 and December 31, 1999. Fixed maturities included investments in basic industrials (29% in 2000, 29% in 1999), conventional mortgage-backed securities (20% in 2000, 22% in 1999), financial companies (14% in 2000, 16% in 1999), and other asset-backed securities (20% in 2000, 19% in 1999). Mortgage loans on real estate have been analyzed by geographical location with concentrations by state identified as California (15% in 2000, 12% in 1999) and Utah (9% in 2000, 10% in 1999). There are no
    other concentrations of mortgage loans on real estate in any state exceeding ten percent at December 31, 2000 and 1999. Mortgage loans on real estate have also been analyzed by collateral type with significant concentrations identified in office buildings (29% in 2000, 34% in 1999), industrial buildings (35% in 2000, 33% in 1999), retail facilities (18% in 2000, 19% in 1999), and multi-family apartments (10% in 2000, 10% in 1999). Equity securities are not significant to the Companies' overall investment portfolio.

    No investment in any person or its affiliates (other than bonds issued by agencies of the United States government) exceeded ten percent of stockholder's equity at December 31, 2000.

4.  COMPREHENSIVE INCOME
--------------------------------------------------------------------------------

    Comprehensive income includes all changes in stockholder's equity during a period except those resulting from investments by and distributions to the stockholder. Total comprehensive income (loss) for the Companies includes $606,000 for the year ended December 31, 2000 for First Golden and $(452,000) and $1,015,000 for the years ended December 31, 1999 and 1998, respectively. Other comprehensive income excludes net investment gains (losses) included in net income, which merely represent transfers from unrealized to realized gains and losses. These amounts total $(2,670,000), $(1,468,000) and $(2,133,000) in the years ended December 31, 2000, 1999 and
    1998, respectively. Such amounts, which have been measured through the date of sale, are net of income taxes and adjustments to VPIF and DPAC totaling $(4,742,000), $(1,441,000) and $705,000 in the years ended December 31,
    2000, 1999 and 1998, respectively.

5.  FAIR VALUES OF FINANCIAL INSTRUMENTS
--------------------------------------------------------------------------------

    SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of estimated fair value of all financial instruments, including both assets and liabilities recognized and not recognized in a company's balance sheet, unless specifically exempted. SFAS No. 119, "Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments," requires additional disclosures about derivative financial instruments. Most of the Companies' investments, investment contracts, and debt fall within the standards' definition of a financial instrument. Fair values for the Companies' insurance contracts other than investment contracts are not required to be disclosed. In cases where quoted market prices are not available, estimated fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accounting, actuarial, and regulatory bodies are continuing to study the methodologies to be used in developing fair value information, particularly as it relates to such things as liabilities for insurance contracts. Accordingly, care should be exercised in deriving conclusions about the Companies' business or financial condition based on the information presented herein.

    The Companies closely monitor the composition and yield of invested assets, the duration and interest credited on insurance liabilities, and resulting interest spreads and timing of cash flows. These amounts are taken into consideration in the Companies' overall management of interest rate risk, which attempts to minimize exposure to changing interest rates through the matching of investment cash flows with amounts expected to be due under insurance contracts. These assumptions may not result in values consistent with those obtained through an actuarial appraisal of the Companies' business or values that might arise in a negotiated transaction.

    The following compares carrying values as shown for financial reporting purposes with estimated fair values:

                                                           2000                         1999
                                             --------------------------------  ----------------------
                                                                 Estimated                 Estimated
                                                Carrying           Fair         Carrying      Fair
   December 31                                    Value            Value         Value       Value
   --------------------------------------------------------------------------------------------------
                                                              (DOLLARS IN THOUSANDS)
   ASSETS
     Fixed maturities, available for
       sale................................  $       792,578  $       792,578  $  835,321  $  835,321
     Equity securities.....................            6,791            6,791      17,330      17,330
     Mortgage loans on real estate.........           99,916          100,502     100,087      95,524
     Policy loans..........................           13,323           13,323      14,157      14,157
     Short-term investments................          106,775          106,775      80,191      80,191
     Cash and cash equivalents.............           63,207           63,207      14,380      14,380
     Separate account assets...............        9,831,489        9,831,489   7,562,717   7,562,717
   LIABILITIES
     Annuity products......................        1,047,932          962,810   1,017,105     953,546
     Surplus notes.........................          245,000          204,455     245,000     226,100
     Revolving note payable................               --               --       1,400       1,400
     Separate account liabilities..........        9,831,489        9,831,489   7,562,717   7,562,717

The following methods and assumptions were used by the Companies in estimating fair values.

FIXED MATURITIES: Estimated fair values of conventional mortgage-backed securities not actively traded in a liquid market and publicly traded securities are estimated using a third party pricing process. This pricing process uses a matrix calculation assuming a spread over U.S. Treasury bonds based upon the expected average lives of the securities.

EQUITY SECURITIES: Estimated fair values of equity securities, which consist of the Companies' investment in the portfolios underlying its separate accounts, are based upon the quoted fair value of individual securities comprising the individual portfolios. For equity securities not actively traded, estimated fair values are based upon values of issues of comparable returns and quality.

MORTGAGE LOANS ON REAL ESTATE: Fair values are estimated by discounting expected cash flows, using interest rates currently offered for similar loans.

POLICY LOANS: Carrying values approximate the estimated fair value for policy loans.

SHORT-TERM INVESTMENTS AND CASH AND CASH EQUIVALENTS: Carrying values reported in the Companies' historical cost basis balance sheet approximate estimated fair value for these instruments due to their short-term nature.

SEPARATE ACCOUNT ASSETS: Separate account assets are reported at the quoted fair values of the individual securities in the separate accounts.

ANNUITY PRODUCTS: Estimated fair values of the Companies' liabilities for future policy benefits for the divisions of the variable annuity products with fixed interest guarantees and for supplemental contracts without life contingencies are stated at cash surrender value, the cost the Companies would incur to extinguish the liability.

SURPLUS NOTES: Estimated fair value of the Companies' surplus notes were based upon discounted future cash flows using a discount rate approximating the current market value.

REVOLVING NOTE PAYABLE: Carrying value reported in the Companies' historical cost basis balance sheet approximates estimated fair value for this instrument, as the agreement carries a variable interest rate provision.

SEPARATE ACCOUNT LIABILITIES: Separate account liabilities are reported at full account value in the Companies' historical cost balance sheet. Estimated fair values of separate account liabilities are equal to their carrying amount.

6.  VALUE OF PURCHASED IN FORCE
--------------------------------------------------------------------------------

    As a result of the merger, a portion of the purchase price was allocated to the right to receive future cash flows from existing insurance contracts. This allocated cost represents VPIF, which reflects the value of those purchased policies calculated by discounting actuarially determined expected future cash flows at the discount rate determined by the purchaser. Interest was accrued at a rate of 7.32% during 2000 (7.33% during 1999, and 7.29% during 1998).

    A reconciliation of the change in the VPIF asset follows:

   Year Ended December 31,                                 2000       1999     1998
   ----------------------------------------------------------------------------------
                                                           (DOLLARS IN THOUSANDS)
   Beginning balance.................................  $     31,727  $35,977  $43,174
     Accretion of interest...........................         2,016    2,372    2,802
     Amortization of asset...........................        (6,817)  (8,610)  (7,526)
     Adjustment for unrealized gains (losses)........          (984)   1,988     (203)
     Purchase price adjustment to opening balance
       sheet.........................................            --       --   (2,270)
                                                       ------------------------------
   Ending balance....................................  $     25,942  $31,727  $35,977
                                                       ==============================

    Based on current conditions and assumptions as to the impact of future events on acquired policies in force, the expected approximate net amortization relating to VPIF as of December 31, 2000, is $3.9 million in 2001, $3.6 million in 2002, $3.0 million in 2003, $2.4 million in 2004, and
    $1.9 million in 2005. Actual amortization may vary based upon changes in assumptions and experience.

7.  INCOME TAXES
--------------------------------------------------------------------------------

    Golden American files a consolidated federal income tax return. Under the Internal Revenue Code, a newly acquired insurance company cannot file as part of the Parent's consolidated tax return for 5 years.

    At December 31, 2000, the Companies have net operating loss ("NOL") carryforwards for federal income tax purposes of approximately $189,656,000. Approximately $5,094,000, $3,354,000, $50,449,000, $94,078,000 and
    $36,681,000 of these NOL carryforwards are available to offset future taxable income of the Companies through the years 2011, 2012, 2018, 2019 and 2020, respectively.

    INCOME TAX EXPENSE (BENEFIT)

    Income tax expense (benefit) included in the consolidated financial statements follows:

   Year Ended December 31,                                 2000       1999    1998
   --------------------------------------------------------------------------------
                                                          (DOLLARS IN THOUSANDS)
   Current...........................................  $        (46) $   --  $   --
   Deferred..........................................        13,728   8,523   5,279
                                                       ----------------------------
                                                       $     13,682  $8,523  $5,279
                                                       ============================

    The effective tax rate on income before income taxes is different from the prevailing federal income tax rate. A reconciliation of this difference follows:

   Year Ended December 31,                                 2000       1999     1998
   ----------------------------------------------------------------------------------
                                                           (DOLLARS IN THOUSANDS)
   Income before income taxes........................  $     32,862  $19,737  $10,353
                                                       ==============================
   Income tax at federal statutory rate..............  $     11,502  $ 6,908  $ 3,624
   Tax effect of:
     Goodwill amortization...........................         1,322    1,322    1,322
     Meals and entertainment.........................           292      199      157
     Other items.....................................           566       94      176
                                                       ------------------------------
   Income tax expense................................  $     13,682  $ 8,523  $ 5,279
                                                       ==============================

    DEFERRED INCOME TAXES

    The tax effect of temporary differences giving rise to the Companies' deferred income tax assets and liabilities at December 31, 2000 and 1999 follows:

   December 31                                              2000         1999
   -----------------------------------------------------------------------------
                                                        (DOLLARS IN THOUSANDS)
   Deferred tax assets:
     Net unrealized depreciation of securities at
       fair value....................................  $          637  $      --
     Net unrealized depreciation of available for
       sale fixedmaturities..........................             779      3,745
     Future policy benefits..........................         163,691    133,494
     Goodwill........................................          15,111     16,323
     Net operating loss carryforwards................          66,380     56,630
     Other...........................................           1,333      1,333
                                                       -------------------------
                                                              247,931    211,525
   Deferred tax liabilities:
   Net unrealized appreciation of securities at fair
     value...........................................              --       (832)
     Fixed maturity securities.......................         (17,774)   (17,774)
     Deferred policy acquisition costs...............        (184,743)  (154,706)
     Mortgage loans on real estate...................            (715)      (715)
     Value of purchased insurance in force...........          (8,512)   (10,462)
     Other...........................................         (25,724)    (1,348)
                                                       -------------------------
                                                             (237,468)  (185,837)
                                                       -------------------------
   Valuation allowance...............................          (1,416)    (3,745)
                                                       -------------------------
   Deferred income tax asset.........................  $        9,047  $  21,943
                                                       =========================

    At December 31, 2000, the Company reported, for financial statement purposes, unrealized losses on certain investments, which have not been recognized for tax purposes. Since it is uncertain as to whether these capital losses, if ever realized, could be utilized to offset capital gains, a valuation allowance has been established for the tax effect of the financial statement losses.

8.  RETIREMENT PLANS AND EMPLOYEE STOCK COMPENSATION
--------------------------------------------------------------------------------

    DEFINED BENEFIT PLANS

    In 2000, 1999 and 1998, the Companies were allocated their share of the pension liability associated with their employees. The Companies' employees are covered by the employee retirement plan of an affiliate, Equitable Life. Further, Equitable Life sponsors a defined contribution plan that is qualified under Internal Revenue Code Section 401(k).

    The following tables summarize the benefit obligations and the funded status for pension benefits over the two-year period ended December 31, 2000:

                                                           2000       1999
   -------------------------------------------------------------------------
                                                            (DOLLARS IN
                                                            THOUSANDS)
   Change in benefit obligation:
     Benefit obligation at January 1.................  $      4,221  $ 4,454
     Service cost....................................         1,569    1,500
     Interest cost...................................           554      323
     Actuarial (gain) loss...........................         1,562   (2,056)
                                                       ---------------------
     Benefit obligation at December 31...............  $      7,906  $ 4,221
                                                       =====================
   Funded status:
     Funded status at December 31....................  $     (7,906) $(4,221)
     Unrecognized past service cost..................           141       --
     Unrecognized net loss...........................         1,627      210
                                                       ---------------------
     Net amount recognized...........................  $     (6,138) $(4,011)
                                                       =====================

    The Companies' plan assets were held by Equitable Life, an affiliate. During 1998, the Equitable Life Employee Pension Plan began investing in an undivided interest of the ING-NA Master Trust (the "Master Trust"). Boston Safe Deposit and Trust Company holds the Master Trust's investment assets.

    The weighted-average assumptions used in the measurement of the Companies' benefit obligation follows:

   December 31                                            2000     1999
   ---------------------------------------------------------------------
   Discount rate.....................................       7.75%  8.00%
   Expected return on plan assets....................       9.25   9.25
   Rate of compensation increase.....................       5.00   5.00

    The following table provides the net periodic benefit cost for the fiscal years 2000, 1999, and 1998:

   Year Ended December 31,                                2000       1999    1998
   -------------------------------------------------------------------------------
                                                         (DOLLARS IN THOUSANDS)
   Service cost......................................  $     1,569  $1,500  $1,138
   Interest cost.....................................          554     323      97
                                                       ---------------------------
   Net periodic benefit cost.........................  $     2,123  $1,823  $1,235
                                                       ===========================

    There were no gains or losses resulting from curtailments or settlements during 2000, 1999, or 1998.

    The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $7,906,000, $4,701,000, and $0, respectively, as of December 31, 2000 and $4,221,000, $2,488,000, and $0, respectively, as of December 31, 1999.

    PHANTOM STOCK OPTION PLAN

    The Phantom Stock Option Plan (the "Phantom Plan"), which covers certain key employees, is similar to a standard stock option plan; however, the phantom share option entitles the holder to a cash benefit in Dutch Guilders linked to the rise in value of ING ordinary shares on the Amsterdam Stock Exchange. The plan participants are entitled to any appreciation in the value of ING ordinary shares over the Phantom Plan option price (strike price) of 53.85 Euros for options issued on July 1, 1999, 140.40 Dutch Guilders for options issued on May 26, 1998, and 85.10 Dutch Guilders for options issued on May 23, 1997, not the ordinary shares themselves.

    Options are granted at fair value on the date of grant. Options in the Phantom Plan are subject to forfeiture to ING should the individuals terminate their relationship with ING before the three-year initial retention period has elapsed. All options expire five years from the date of grant.

    On July 1, 1999, ING issued 34,750 options to employees of Golden American related to this plan at a strike price of 53.85 Euros.

    On May 26, 1998, ING issued 42,400 options related to this plan at a strike price of 140.40 Dutch Guilders. Since the strike price at December 31, 1998 was higher than the ING share price, there was no compensation expense related to these options in 1998.

    On May 23, 1997, ING issued 3,500 options related to this plan at a strike price of 85.10 Dutch Guilders. Since the strike price was lower than the ING share price at December 31, 1998, Golden American incurred $46,000 of compensation expense related to these options during 1998.

    No expense was recognized in 1999 related to the above options. As of December 31, 1999, 58,250 options remain outstanding.

    During 2000, the Phantom Plan liability was transferred to ING. As of December 31, 2000, the Companies held no liabilities under the Phantom Plan. There were no expenses incurred related to this plan during the year ended December 31, 2000.

9.  RELATED PARTY TRANSACTIONS
--------------------------------------------------------------------------------

    OPERATING AGREEMENTS: Directed Services, Inc. ("DSI"), an affiliate, acts as the principal underwriter (as defined in the Securities Act of 1933 and the Investment Company Act of 1940, as amended) and distributor of the variable insurance products issued by the Companies. DSI is authorized to enter into agreements with broker/dealers to distribute the Companies' variable insurance products and appoint representatives of the broker/dealers as agents. For the years ended December 31, 2000, 1999 and 1998, the Companies paid commissions to DSI totaling $208,883,000, $181,536,000, and $117,470,000, respectively.

    Golden American provides certain managerial and supervisory services to DSI. The fee paid by DSI for these services is calculated as a percentage of average assets in the variable separate accounts. For the years ended December 31, 2000, 1999 and 1998, the fee was $21,296,000, $10,136,000, and
    $4,771,000, respectively.

    Effective January 1, 1998, the Companies have an asset management agreement with ING Investment Management LLC ("ING IM"), an affiliate, in which ING IM provides asset management and accounting services. Under the agreement, the Companies record a fee based on the value of the assets under management. The fee is payable quarterly. For the years ended December 31, 2000, 1999 and 1998, the Companies incurred fees of $2,521,000, $2,227,000 and $1,504,000, respectively, under this agreement.

    Golden American has a guaranty agreement with Equitable Life Insurance Company of Iowa ("Equitable Life"), an affiliate. In consideration of an annual fee, payable June 30, Equitable Life guarantees to Golden American that it will make funds available, if needed, to Golden American to pay the contractual claims made under the provisions of Golden American's life insurance and annuity contracts. The agreement is not, and nothing contained therein or done pursuant thereto by Equitable Life shall be deemed to constitute, a direct or indirect guaranty by Equitable Life of the payment of any debt or other obligation, indebtedness, or liability, of any kind or character whatsoever, of Golden American. The agreement does not guarantee the value of the underlying assets held in separate accounts in which funds of variable life insurance and variable annuity policies have been invested. The calculation of the annual fee is based on risk based capital. On
    June 30, 2000, Golden American incurred a fee of $7,000 under this agreement. No annual fee was paid in 1999.

    Golden American provides certain advisory, computer, and other resources and services to Equitable Life. Revenues for these services, which reduced general expenses incurred by Golden American, totaled $6,193,000, $6,107,000 and $5,833,000 for the years ended December 31, 2000, 1999 and 1998, respectively.

    The Companies have a service agreement with Equitable Life in which Equitable Life provides administrative and financial related services. Under this agreement, the Companies incurred expenses of $1,270,000, $1,251,000 and $1,058,000 for the years ended December 31, 2000, 1999 and 1998, respectively.

    First Golden provided resources and services to DSI. Revenues for these services, which reduce general expenses incurred by the Companies, totaled $223,000, $387,000, and $75,000 for the years ended December 31, 2000, 1999 and 1998, respectively.

    Golden American provides resources and services to ING Mutual Funds Management Co., LLC, an affiliate. Revenues for these services, which reduced general expenses incurred by Golden American, totaled $455,000 and $244,000 for the years ended December 31, 2000 and 1999, respectively.

    Golden American provides resources and services to United Life & Annuity Insurance Company, an affiliate. Revenues for these services, which reduced general expenses incurred by Golden

    American, totaled $593,000 and $460,000 for the years ended December 31, 2000 and 1999, respectively.

    The Companies provide resources and services to Security Life of Denver Insurance Company, an affiliate. Revenues for these services, which reduced general expenses incurred by the Companies, totaled $261,000 and $216,000 for the years ended December 31, 2000 and 1999, respectively.

    The Companies provide resources and services to Southland Life Insurance Company, an affiliate. Revenues for these services, which reduce general expenses incurred by the Companies, totaled $115,000 and $103,000 for the years ended December 31, 2000 and 1999, respectively.

    In 2000, 1999, and 1998, the Companies received 11.3%, 10.0%, and 9.6% of total premiums, net of reinsurance, for variable products sold through eight affiliates as noted in the following table:

   Year Ended December 31,                                2000       1999    1998
   -------------------------------------------------------------------------------
                                                         (DOLLARS IN THOUSANDS)
   LSSI..............................................  $     127.0  $168.5  $122.9
   Vestax Securities Corporation.....................         47.2    88.1    44.9
   DSI...............................................          1.4     2.5    13.6
   Multi-Financial Securities Corporation............         38.6    44.1    13.4
   IFG Network Securities, Inc.......................         23.1    25.8     3.7
   Washington Square.................................         44.6      --      --
   Primevest.........................................          6.2      --      --
   Compulife.........................................          2.7      --      --
                                                       ---------------------------
   Total.............................................  $     290.8  $329.0  $198.5
                                                       ===========================

    MODIFIED COINSURANCE AGREEMENT: On June 30, 2000, effective January 1, 2000, Golden American entered into a modified coinsurance agreement with Equitable Life, an affiliate, covering a considerable portion of Golden American's variable annuities issued on or after January 1, 2000, excluding those with an interest rate guarantee. The financial statements are presented net of the effects of the agreement.

    Under this agreement, Golden American received a net reimbursement of expenses and charges of $218.8 million. This was offset by a decrease in deferred acquisition costs of $223.7 million. As at December 31, 2000, Golden American also had a payable to Equitable Life of $16.3 million due to the overpayment by Equitable Life of the cash settlement for the modified coinsurance agreement.

    REINSURANCE AGREEMENT COVERING MINIMUM GUARANTEED BENEFITS:  On
    December 28, 2000, Golden American entered into a reinsurance agreement with Security Life of Denver International Limited, an affiliate, covering variable annuity minimum guaranteed death benefits and minimum guaranteed living benefits of variable annuities issued on or after January 1, 2000. An irrevocable letter of credit was obtained through Bank of New York in the amount of $10,500,000 related to this agreement. Under this agreement, Golden American recorded a reinsurance recoverable of $14.6 million at December 31, 2000.

    RECIPROCAL LOAN AGREEMENT: Golden American maintains a reciprocal loan agreement with ING America Insurance Holdings, Inc. ("ING AIH"), a Delaware corporation and affiliate, to facilitate the handling of unusual and/or unanticipated short-term cash requirements. Under this agreement, which became effective January 1, 1998 and expires December 31, 2007, Golden American and ING AIH can borrow up to $65,000,000 from one another. Prior to lending funds to ING AIH, Golden American must obtain the approval from the Department of Insurance of the State of Delaware. Interest on any Golden American borrowings is charged at the rate of ING AIH's cost of funds for the interest period plus 0.15%. Interest on any ING AIH borrowings is charged at a rate based on the prevailing interest rate of U.S. commercial paper available for purchase with a similar duration. Under this agreement, Golden American incurred interest expense of $481,000, $815,000 and $1,765,000 for the years ended December 31, 2000, 1999 and 1998, respectively. At December 31, 2000, 1999 and 1998, Golden American did not have any borrowings or receivables from ING AIH under this agreement.

    LINE OF CREDIT: Golden American maintained a line of credit agreement with Equitable to facilitate the handling of unusual and/or unanticipated short-term cash requirements. Under this agreement, which became effective December 1, 1996 and expired December 31, 1997, Golden American could borrow up to $25,000,000. Interest on any borrowings was charged at the rate of Equitable's monthly average aggregate cost of short-term funds plus 1.00%. Under this agreement, Golden American incurred interest expense of $211,000 for the year ended December 31, 1998. The outstanding balance was paid by a capital contribution and with funds borrowed from ING AIH.

    SURPLUS NOTES: On December 30, 1999, Golden American issued an 8.179% surplus note in the amount of $50,000,000 to Equitable Life. The note matures on December 29, 2029. Payment of the note and related accrued interest is subordinate to payments due to policyholders, claimant and beneficiary claims, as well as debts owed to all other classes of debtors, other than surplus note holders, of Golden American. Any payment of principal and/or interest made is subject to the prior approval of the Delaware Insurance Commissioner. Under this agreement, Golden American incurred interest expense of $4,112,000 for the year ended December 31, 2000. Golden American incurred no interest expense during the year ended December 31, 1999.

    On December 8, 1999, Golden American issued a 7.979% surplus note in the amount of $35,000,000 to First Columbine Life Insurance Company ("First Columbine"), an affiliate. The note matures on December 7, 2029. Payment of the note and related accrued interest is subordinate to payments due to policyholders, claimant and beneficiary claims, as well as debts owed to all other classes of debtors, other than surplus note holders, of Golden American. Any payment of principal and/or interest made is subject to the prior approval of the Delaware Insurance Commissioner. Under this agreement, Golden American incurred interest expense of $2,961,000 and $0 for the years ended December 31, 2000 and 1999, respectively.

    On September 30, 1999, Golden American issued a 7.75% surplus note in the amount of $75,000,000 to ING AIH. The note matures on September 29, 2029. Payment of the note and related accrued interest is subordinate to payments due to policyholders, claimant, and beneficiary claims, as well as debts owed to all other classes of debtors, other than surplus note holders, of Golden American. Any payment of principal and/or interest made is subject to the prior approval of the Delaware Insurance Commissioner. Under this agreement, Golden American incurred interest expense of $5,813,000 in 2000 and $1,469,000 in 1999. On December 30, 1999, ING AIH assigned the note to Equitable Life.

On December 30, 1998, Golden American issued a 7.25% surplus note in the amount of $60,000,000 to Equitable Life. The note matures on December 29, 2028. Payment of the note and related accrued interest is subordinate to payments due to policyholders, claimant, and beneficiary claims, as well as debts owed to all other classes of debtors, other than surplus note holders, of Golden American. Any payment of principal and/or interest made is subject to the prior approval of the Delaware Insurance Commissioner. Under this agreement, Golden American incurred interest expense of $4,350,000 in 2000 and 1999. Golden American incurred no interest in 1998.

On December 17, 1996, Golden American issued an 8.25% surplus note in the amount of $25,000,000 to Equitable. The note matures on December 17, 2026. Payment of the note and related accrued interest is subordinate to payments due to policyholders, claimant, and beneficiary claims, as well as debts owed to all other classes of debtors of Golden American. Any payment of principal made is subject to the prior approval of the Delaware Insurance Commissioner. Golden American incurred interest totaling $2,063,000 in 2000, unchanged from 1999 and 1998. On December 17, 1996, Golden American contributed the $25,000,000 to First Golden acquiring 200,000 shares of common stock (100% of outstanding stock).

STOCKHOLDER'S EQUITY: During 2000, 1999 and 1998, Golden American received capital contributions from its Parent of $80,000,000, $121,000,000 and $122,500,000, respectively. As at December 31, 2000, Golden American also had a receivable of $35,000,000 from capital contributions made by its Parent.

10. COMMITMENTS AND CONTINGENCIES
--------------------------------------------------------------------------------

    REINSURANCE: At December 31, 2000, the Companies had reinsurance treaties with six unaffiliated reinsurers and three affiliated reinsurers covering a significant portion of the mortality risks and guaranteed death and living benefits under its variable contracts. Golden American remains liable to the extent reinsurers do not meet their obligations under the reinsurance agreements. Reinsurance ceded in force for life mortality risks were $105,334,000, and $119,575,000 at December 31, 2000 and 1999, respectively.
    At December 31, 2000 and 1999, the Companies have a net receivable of $33,973,000 and $14,834,000, respectively, for reserve credits, reinsurance claims, or other receivables from these reinsurers comprised of $16,462,000 and $493,000, respectively, for claims recoverable from reinsurers, $4,007,000 and $1,201,000, respectively, for a payable for reinsurance premiums, and $21,518,000 and $15,542,000, respectively, for a receivable from an unaffiliated reinsurer. Included in the accompanying financial statements, excluding the modified coinsurance agreements, are net considerations to reinsurers of $21,655,000, $9,883,000 and $4,797,000 and net policy benefits recoveries of $8,927,000, $3,059,000 and $2,170,000 for the years ended December 31, 2000, 1999 and 1998, respectively.

    On June 30, 2000, effective January 1, 2000, Golden American entered into a modified coinsurance agreement with Equitable Life, an affiliate, covering a considerable portion of Golden American's variable annuities issued on or after January 1, 2000, excluding those with an interest rate guarantee. At December 31, 2000, Golden American had received a total settlement of $218.8 million under this agreement. The carrying value of the separate account liabilities covered under this agreement represent 17.6% of total separate account liabilities outstanding at December 31, 2000. Golden American remains liable to the extent Equitable Life does not meet its obligations under the agreement. The accompanying statement of operations, statement of changes in stockholder's equity and statement of cash flows are presented net of the effects of the agreement.

    On December 28, 2000, Golden American entered into a reinsurance agreement with Security Life of Denver International Limited, an affiliate, covering variable annuity minimum guaranteed death benefits and guaranteed living benefits of variable annuities issued on or after January 1, 2000. An irrevocable letter of credit was obtained through Bank of New York in the amount of $10,500,000 related to this agreement.

    On December 29, 2000, First Golden entered into a reinsurance treaty with London Life Reinsurance Company of Pennsylvania, an unaffiliated reinsurer, covering the minimum guaranteed death benefits of First Golden's variable annuities issued on or after January 1, 2000.

    Effective June 1, 1994, Golden American entered into a modified coinsurance agreement with an unaffiliated reinsurer. The accompanying financial statements are presented net of the effects of the treaty which increased income by $736,000, $1,729,000, $1,022,000 for the years ended December 31,
    2000, 1999 and 1998, respectively.

    GUARANTY FUND ASSESSMENTS: Assessments are levied on the Companies by life and health guaranty associations in most states in which the Companies are licensed to cover losses of policyholders of insolvent or rehabilitated insurers. In some states, these assessments can be partially recovered through a reduction in future premium taxes. The Companies cannot predict whether and to what extent legislative initiatives may affect the right to offset. The associated cost for a particular insurance company can vary significantly based upon its fixed account premium volume by line of business and state premiums as well as its potential for premium tax offset. The Companies have established an undiscounted reserve to cover such assessments, review information regarding known failures, and revise estimates of future guaranty fund assessments. Accordingly, the Companies accrued and charged to expense an additional $3,000, $3,000 and $1,123,000 for the years ended December 31, 2000, 1999 and 1998, respectively. At December 31, 2000 and 1999, the Companies have an undiscounted reserve of $2,430,000, and $2,444,000, respectively, to cover estimated future assessments (net of related anticipated premium tax credits) and have established an asset totaling $733,000, and $618,000, respectively, for assessments paid which may be recoverable through future premium tax offsets. The Companies believe this reserve is sufficient to cover expected future guaranty fund assessments based upon previous premiums and known insolvencies at this time.

    LITIGATION: The Companies, like other insurance companies, may be named or otherwise involved in lawsuits, including class action lawsuits and arbitrations. In some class action and other actions involving insurers, substantial damages have been sought and/or material settlement or award payments have been made. The Companies currently believe no pending or threatened lawsuits or actions exist that are reasonably likely to have a material adverse impact on the Companies.

    VULNERABILITY FROM CONCENTRATIONS: The Companies have various concentrations in the investment portfolio (see Note 3 for further information). The Companies' asset growth, net investment income, and cash flow are primarily generated from the sale of variable insurance products and associated future policy benefits and separate account liabilities. Substantial changes in tax laws that would make these products less attractive to consumers and extreme fluctuations in interest rates or stock market returns, which may result in higher lapse experience than assumed, could cause a severe impact to the Companies' financial condition. A broker/dealer, having at least ten percent of total net premiums, generated 11% of the Companies' sales in 2000 (28% and 26% by two broker/dealers during 1999 and 1998, respectively). Two broker dealers, having at least ten percent of total gross premiums, generated 21% of the Companies' sales in 2000 (30% and 27%
    by two broker/dealers during 1999 and 1998, respectively). The Premium Plus product generated 71% of the Companies' sales during 2000 (79% during 1999 and 63% during 1998).

    LEASES: The Companies lease their home office space, certain other equipment, and capitalized computer software under operating leases which expire through 2020. During the years ended December 31, 2000, 1999 and 1998, rent expense totaled $2,874,000, $2,273,000, and $1,241,000, respectively. At December 31, 2000, minimum rental payments due under all non-cancelable operating leases with initial terms of one year or more are:
    2001 -- $3,790,000; 2002 -- $3,257,000; 2003 -- $2,611,000; 2004 --
    $2,419,000; 2005 -- $2,419,000, and 2006 and thereafter -- $38,700,000.

    REVOLVING NOTE PAYABLE: To enhance short-term liquidity, the Companies established a revolving note payable with SunTrust Bank, Atlanta (the "Bank") which expires July 30, 2001. The note was approved by the Boards of Directors of Golden American and First Golden on August 5, 1998 and September 29, 1998, respectively. The total amount the Companies may have outstanding is $85,000,000, of which Golden American and First Golden have individual credit sublimits of $75,000,000 and $10,000,000, respectively. The note accrues interest at an annual rate equal to: (1) the cost of funds for the Bank for the period applicable for the advance plus 0.225% or (2) a rate quoted by the Bank to the Companies for the advance. The terms of the agreement require the Companies to maintain the minimum level of Company Action Level Risk Based Capital as established by applicable state law or regulation. During the years ended December 31, 2000, 1999 and 1998, the Companies incurred interest expense of $87,000, $198,000 and $352,000, respectively. At December 31, 2000, there were no amounts outstanding under this agreement. At December 31, 1999, the Companies had a $1,400,000 note payable to the Bank under this agreement.

    ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

    None

    PART III.

    ITEMS 10 - 13.

    Information called for by items 10 through 13 of this part is omitted pursuant to General Instruction I (2) (c) of Form 10-K.

    PART IV

    ITEM 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K.

    (a)(1) and (a)(2) Financial statements and schedules

    The following consolidated financial statements of Golden American Life Insurance Company are included in Item 8:

                                                                      Page
                                                                      ----
Balance Sheets -- December 31, 2000 and 1999........................  19
Statements of Operations -- For the years ended December 31, 2000,
  1999 and 1998.....................................................  20
Statements of Changes in Stockholder's Equity -- For the years ended
  December 31, 2000, 1999 and 1998..................................  21
Statements of Cash Flows -- For the years ended December 31, 2000,
  1999 and 1998.....................................................  22
Notes to Financial Statements.......................................  24

    The following consolidated financial statement schedules of Golden American Life Insurance Company are included in Item 14(d):

                                                                      Page
                                                                      ----
Schedule I -- Summary of investments -- other than investments in related parties...................................................  47
Schedule III -- Supplementary insurance information.................  48
Schedule IV -- Reinsurance..........................................  49

    All other schedules listed in Article 7 of Regulation S-X are not required under the related instructions or are inapplicable and therefore have been omitted.

    (a)(3), and (c) Exhibits

    Exhibits filed are listed in the attached exhibit index.

    (b)No reports on Form 8-K were filed for the quarter ended December 31, 2000.

ITEM 14(D).  SCHEDULES.

                                   SCHEDULE I
                             SUMMARY OF INVESTMENTS
                   OTHER THAN INVESTMENTS IN RELATED PARTIES

                             (DOLLARS IN THOUSANDS)

                                                                               Balance
                                                                                Sheet
   December 31, 2000                                     Cost(1)     Value      Amount
   -------------------------------------------------------------------------------------
   TYPE OF INVESTMENT
   Fixed maturities, available for sale:
     Bonds:
       United States government and governmental
         agencies and authorities....................  $   18,607   $ 19,171  $   19,171
       Public utilities..............................      54,132     52,826      52,826
       Corporate securities..........................     355,890    349,202     349,202
       Other asset-backed securities.................     223,787    224,122     224,122
       Mortgage-backed securities....................     146,335    147,257     147,257
                                                       ---------------------------------
       Total fixed maturities, available for sale....     798,751    792,578     792,578

   Equity securities:
     Common stocks: industrial, miscellaneous, and
       all other.....................................       8,611      6,791       6,791

   Mortgage loans on real estate.....................      99,916                 99,916
   Policy loans......................................      13,323                 13,323
   Short-term investments............................     106,775                106,775
                                                       ----------             ----------
   Total investments.................................  $1,027,376             $1,019,383
                                                       ==========             ==========

   Note Cost is defined as original cost for common stocks, amortized cost for
   1: bonds and short-term investments, and unpaid principal for policy loans and mortgage loans on real estate, adjusted for amortization of premiums and accrual of discounts.

                                    SCHEDULE III
                        SUPPLEMENTARY INSURANCE INFORMATION
                               (DOLLARS IN THOUSANDS)

Column A                         Column B      Column C    Column D   Column E   Column F     Column G     Column H      Column I
-----------------------------------------------------------------------------------------------------------------------------------
                                                Future
                                                Policy
                                              Benefits,                Other                               Benefits    Amortization
                                               Losses,                 Policy                              Claims,          of
                                 Deferred       Claims                 Claims    Insurance                  Losses       Deferred
                                  Policy         and       Unearned     and      Premiums       Net          and          Policy
                                Acquisition      Loss      Revenue    Benefits      and      Investment   Settlement   Acquisition
Segment                            Costs       Expenses    Reserve    Payable     Charges      Income      Expenses       Costs
-----------------------------------------------------------------------------------------------------------------------------------
 YEAR ENDED DECEMBER 31, 2000:
 Life insurance...............    $635,147    $1,062,891    $6,817      $82      $144,877     $64,140      $200,031       $55,154
                                ===================================================================================================
 YEAR ENDED DECEMBER 31, 1999:
 Life insurance...............     528,957     1,033,701     6,300        8        82,935      59,169       182,221        33,119
                                ===================================================================================================
 YEAR ENDED DECEMBER 31, 1998:
 Life insurance...............     204,979       881,112     3,840       --        39,119      42,485        96,968         5,148
                                ===================================================================================================

Column A                        Column J    Column K
------------------------------  --------------------

                                  Other
                                Operating   Premiums
Segment                         Expenses*   Written
------------------------------  --------------------
 YEAR ENDED DECEMBER 31, 2000:
 Life insurance...............  $143,300        --
                                ====================
 YEAR ENDED DECEMBER 31, 1999:
 Life insurance...............   (83,827)       --
                                ====================
 YEAR ENDED DECEMBER 31, 1998:
 Life insurance...............   (26,406)       --
                                ====================

    * This includes policy acquisition costs deferred for first year commissions and interest bonuses, premium credit, and other expenses related to the production of new business. The costs related to first year interest bonuses and the premium credit are included in benefits claims, losses, and settlement expenses.

                                    SCHEDULE IV
                                    REINSURANCE

                 Column A                      Column B           Column C         Column D          Column E          Column F
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                                      Percentage
                                                                                    Assumed                               of
                                                                  Ceded to           from                               Amount
                                                Gross              Other             Other             Net             Assumed
                                                Amount           Companies         Companies          Amount            to Net
--------------------------------------------------------------------------------------------------------------------------------
AT DECEMBER 31, 2000:
Life insurance in force....................  $196,334,000       $105,334,000           --          $ 91,000,000            --
                                             ===================================================================================
AT DECEMBER 31, 1999:
Life insurance in force....................  $225,000,000       $119,575,000           --          $105,425,000            --
                                             ===================================================================================
AT DECEMBER 31, 1998:
Life insurance in force....................  $181,456,000       $111,552,000           --          $ 69,904,000            --
                                             ===================================================================================

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                                  (Registrant)

DATE: March 28, 2001                      By /s/ Chris D. Schreier
                                          ----------------------
                                          Chris D. Schreier
                                          President

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

                 Signatures                                     Title
                 ----------                                     -----
/s/ Chris D. Schreier                               President
---------------------------------------------       (principal executive officer)
Chris D. Schreier

/s/ Wayne R. Huneke                                 Chief Financial Officer and
---------------------------------------------       Director
Wayne R. Huneke                                     (principal financial officer)

/s/ Paula Cludray-Engelke
---------------------------------------------       Secretary
Paula Cludray-Engelke

/s/ Cheryl Price                                    Chief Accounting Officer        March 28, 2001
---------------------------------------------       (principal accounting officer)
Cheryl Price

/s/ P. Randall Lowery
---------------------------------------------       Director
P. Randall Lowery

/s/ Thomas J. McInerney
---------------------------------------------       Director
Thomas J. McInerney

/s/ Robert C. Salipante
---------------------------------------------       Director
Robert C. Salipante

/s/ Mark A. Tullis
---------------------------------------------       Director
Mark A. Tullis

                                     INDEX
                     Exhibits to Annual Report on Form 10-K
                          Year ended December 31, 2000
                     GOLDEN AMERICAN LIFE INSURANCE COMPANY

                                                                        Page Number
2  PLAN OF ACQUISITION
         (a)     Stock Purchase Agreement dated as of May 3, 1996, between
                 Equitable of Iowa Companies ("Equitable") and Whitewood
                 Properties Corp. (incorporated by reference from Exhibit 2 in Equitable's Form 8-K filed August 28, 1996)..............
         (b)     Agreement and Plan of Merger dated as of July 7, 1997, among
                 ING Groep N.V., PFHI Holdings, Inc., and Equitable
                 (incorporated by reference from Exhibit 2 in Equitable's
                 Form 8-K filed July 11, 1997)...............................
3  ARTICLES OF INCORPORATION AND BY-LAWS
         (a)     Articles of Incorporation of Golden American Life Insurance
                 Company ("Registrant" or "Golden American")(incorporated by reference from Exhibit 3(a) to Registrant's Registration
                 Statement on Form S-1 filed with the Securities and Exchange
                 Commission (the "SEC") on June 30, 2000 (File
                 No. 333-40596)).............................................
         (b)(i)  By-laws of Golden American (incorporated by reference from
                 Exhibit 3(b)(i) to Registrant's Registration Statement on
                 Form S-1 filed with the SEC on June 30, 2000 (File
                 No. 333-40596)).............................................
         (ii)    By-laws of Golden American, as amended (incorporated by
                 reference from Exhibit 3(b)(ii) to the Registrant's
                 Registration Statement on Form S-1 filed with the SEC on
                 June 30, 2000 (File No. 333-40596)).........................
         (iii)   Certificate of Amendment of the By-laws of MB Variable Life
                 Insurance Company, as amended (incorporated by reference
                 from Exhibit 3(b)(iii) to Registrant's Registration
                 Statement on Form S-1 filed with the SEC on June 30, 2000
                 (File No. 333-40596)).......................................
         (iv)    By-laws of Golden American, as amended (12/21/93)
                 (incorporated by reference from Exhibit 3(b)(iv) to
                 Registrant's Registration Statement on Form S-1 filed with the SEC on June 30, 2000 (File No. 333-40596))..............
4  INSTRUMENTS DEFINING THE RIGHTS OF SECURITY HOLDERS, INCLUDING INDENTURES
         (a)     Individual Deferred Combination Variable and Fixed Annuity
                 Contract (incorporated by reference from Exhibit 4(a) to
                 Amendment No. 5 of Registrant's Registration Statement on
                 Form S-1 filed with the SEC on or about April 23, 1999 (File
                 No. 333-51353)).............................................
         (b)     Discretionary Group Deferred Combination Variable Annuity
                 Contract (incorporated by reference from Exhibit 4(b) to
                 Amendment No. 5 of Registrant's Registration Statement on
                 Form S-1 filed with the SEC on or about April 23, 1999 (File
                 No. 333-51353)).............................................

                                     INDEX
                     Exhibits to Annual Report on Form 10-K
                          Year ended December 31, 2000
                     GOLDEN AMERICAN LIFE INSURANCE COMPANY

                                                                        Page Number
         (c)     Individual Deferred Variable Annuity Contract (incorporated by reference from Exhibit 4(c) to Amendment No. 5 of
                 Registrant's Registration Statement on Form S-1 filed with the SEC on or about December 3, 1999 (File
                 No. 333-51353)).............................................
         (d)     Individual Deferred Combination Variable and Fixed Annuity
                 Application (incorporated by reference from Exhibit 4(g) to
                 Amendment No. 6 of Registrant's Registration Statement on
                 Form S-1 filed with the SEC on or about December 3, 1999
                 (File No. 333-51353)).......................................
         (e)     Group Deferred Combination Variable and Fixed Annuity
                 Enrollment Form (incorporated by reference from
                 Exhibit 4(h) to Amendment No. 6 of Registrant's Registration
                 Statement on Form S-1 filed with the SEC on or about
                 December 3, 1999 (File No. 333-51353))......................
         (f)     Individual Deferred Variable Annuity Application
                 (incorporated by reference from Exhibit 4(i) to Amendment
                 No. 6 of Registrant's Registration Statement on Form S-1
                 filed with the SEC on or about December 3, 1999 (File
                 No. 333-51353)).............................................
         (g)     Individual Retirement Annuity Rider Page (incorporated by
                 reference from Exhibit 4(d) to Registrant's Registration
                 Statement on Form S-1 filed with the SEC on June 30, 2000
                 (File No. 333-40596)).......................................
         (h)     ROTH Individual Retirement Annuity Rider (incorporated by
                 reference from Exhibit 4(g) to Registrant's Registration
                 Statement on Form S-1 filed with the SEC on June 30, 2000
                 (File No. 333-40596)).......................................
         (i)     Minimum Guaranteed Accumulation Benefit Rider (REV).........   83
         (j)     Minimum Guaranteed Income Benefit Rider (REV)...............   86
         (k)     Minimum Guaranteed Withdrawal Benefit Rider (REV)...........   89
         (l)     Living Benefit Rider Endorsement............................   92
         (m)     Death Benefit Endorsement Number 1 describing the 7%
                 Solution Enhanced Death Benefit (REV).......................   93
         (n)     Death Benefit Endorsement Number 2 describing the Annual
                 Ratchet Enhanced Death Benefit (REV)........................   98
         (o)     Death Benefit Endorsement Number 3 describing the Standard
                 Death Benefit (REV).........................................  102
         (p)     Death Benefit Endorsement Number 4 describing the Max 7
                 Enhanced Death Benefit (REV)................................  106
         (q)     Death Benefit Endorsement Number 5 (Base Death Benefit).....  112
         (r)     Death Benefit Endorsement Number 6 (Inforce Contracts)......  114

                                     INDEX
                     Exhibits to Annual Report on Form 10-K
                          Year ended December 31, 2000
                     GOLDEN AMERICAN LIFE INSURANCE COMPANY

                                                                        Page Number
         (s)     Individual Deferred Variable and Fixed Annuity Contract
                 (incorporated by reference from Exhibit 4(a) to Amendment
                 No. 6 to Registrant's Registration Statement filed with the
                 SEC on or about December 3, 1999 (File No. 333-28765))......
         (t)     Group Deferred Variable and Fixed Annuity Contract
                 Individual Deferred Variable and Fixed Annuity Contract
                 (incorporated by reference from Exhibit 4(b) to Amendment
                 No. 6 to Registrant's Registration Statement filed with the
                 SEC on or about December 3, 1999 (File No. 333-28765))......
         (u)     Individual Deferred Variable Annuity Contract (incorporated by reference from Exhibit 4(c) to Amendment No. 6 to
                 Registrant's Registration Statement filed with the SEC on or about December 3, 1999 (File No. 333-28765))................
         (v)     Individual Deferred Variable and Fixed Annuity Contract
                 (incorporated by reference from Exhibit 4(a) to a
                 Registration Statement for Golden American filed with the
                 SEC on or about April 23, 1999 (File No. 333-76941))........
         (w)     Group Deferred Variable and Fixed Annuity Contract
                 Individual Deferred Variable and Fixed Annuity Contract
                 (incorporated by reference from Exhibit 4(b) to a
                 Registration Statement for Golden American filed with the
                 SEC on or about April 23, 1999 (File No. 333-76941))........
         (x)     Individual Deferred Variable Annuity Contract (incorporated by reference from Exhibit 4(c) to a Registration Statement for Golden American filed with the SEC on or about April 23,
                 1999 (File No. 333-76941))..................................
         (y)     Individual Deferred Variable and Fixed Annuity Contract
                 (incorporated by reference from Exhibit 4(a) to a
                 Registration Statement for Golden American filed with the
                 SEC on or about April 23, 1999 (File No. 333-76945))........
         (z)     Group Deferred Variable and Fixed Annuity Contract
                 Individual Deferred Variable and Fixed Annuity Contract
                 (incorporated by reference from Exhibit 4(b) to a
                 Registration Statement for Golden American filed with the
                 SEC on or about April 23, 1999 (File No. 333-76945))........
         (aa)    Individual Deferred Variable Annuity Contract (incorporated by reference from Exhibit 4(c) to a Registration Statement for Golden American filed with the SEC on or about April 23,
                 1999 (File No. 333-76945))..................................
         (ab)    Schedule Page to the Premium Plus Contract featuring the
                 Galaxy VIP Fund (incorporated by reference from
                 Exhibit 4(i) to a Registration Statement for Golden American
                 on Form S-1 filed with the SEC on or about September 24,
                 1999 (File No. 333-76945))..................................

                                     INDEX
                     Exhibits to Annual Report on Form 10-K
                          Year ended December 31, 2000
                     GOLDEN AMERICAN LIFE INSURANCE COMPANY

                                                                        Page Number
         (ac)    Individual Deferred Variable and Fixed Annuity Contract
                 (incorporated by reference from Exhibit 4(a) to Amendment
                 No. 3 to Registrant's Registration Statement filed with the
                 SEC on or about April 23, 1999 (File No. 333-66745))........
         (ad)    Group Deferred Variable and Fixed Annuity Contract
                 Individual Deferred Variable and Fixed Annuity Contract
                 (incorporated by reference from Exhibit 4(b) to Amendment
                 No. 3 to Registrant's Registration Statement filed with the
                 SEC on or about April 23, 1999 (File No. 333-66745))........
         (ae)    Individual Deferred Variable Annuity Contract (incorporated by reference from Exhibit 4(c) to Amendment No. 3 to
                 Registrant's Registration Statement filed with the SEC on or about April 23, 1999 (File No. 333-66745))..................
         (af)    Single Premium Deferred Modified Guaranteed Annuity Contract
                 (incorporated by reference to Exhibit 4(a) to Amendment
                 No. 1 to a Registration Statement on Form S-1 filed with the
                 SEC on September 13, 2000 (File No. 333-40596)).............
         (ag)    Single Premium Deferred Modified Guaranteed Annuity Master
                 Contract (incorporated by reference to Exhibit 4(b) to
                 Amendment No. 1 to a Registration Statement on Form S-1
                 filed with the SEC on September 13, 2000 (File
                 No. 333-40596)).............................................
         (ah)    Single Premium Deferred Modified Guaranteed Annuity
                 Certificate (incorporated by reference to Exhibit 4(c) to
                 Amendment No. 1 to a Registration Statement on Form S-1
                 filed with the SEC on September 13, 2000 (File
                 No. 333-40596)).............................................
         (ai)    Single Premium Deferred Modified Guaranteed Annuity
                 Application (incorporated by reference to Exhibit 4(e) to
                 Amendment No. 1 to a Registration Statement on Form S-1
                 filed with the SEC on September 13, 2000 (File
                 No. 333-40596)).............................................
         (aj)    Single Premium Deferred Modified Guaranteed Annuity
                 Enrollment Form (incorporated by reference to
                 Exhibit 4(f) to Amendment No. 1 to a Registration Statement
                 on Form S-1 filed with the SEC on September 13, 2000 (File
                 No. 333-40596)).............................................
10  MATERIAL CONTRACTS
         (a)     Administrative Services Agreement, dated as of January 1,
                 1997, between Golden American and Equitable Life Insurance
                 Company of Iowa (incorporated by reference from
                 Exhibit 10(a) to a Registration Statement for Golden
                 American on Form S-1 filed with the SEC on April 29, 1998
                 (File No. 333-51353)).......................................

                                     INDEX
                     Exhibits to Annual Report on Form 10-K
                          Year ended December 31, 2000
                     GOLDEN AMERICAN LIFE INSURANCE COMPANY

                                                                        Page Number
         (b)     Service Agreement, dated as of January 1, 1994, between
                 Golden American and Directed Services, Inc. (incorporated by reference from Exhibit 10(b) to a Registration Statement
                 for Golden American on Form S-1 filed with the SEC on
                 April 29, 1998 (File No. 333-51353))........................
         (c)     Service Agreement, dated as of January 1, 1997, between
                 Golden American and Equitable Investment Services, Inc.
                 (incorporated by reference from Exhibit 10(c) to a
                 Registration Statement for Golden American on Form S-1 filed with the SEC on April 29, 1998 (File No. 333-51353))........
         (d)     Participation Agreement between Golden American and Warburg
                 Pincus Trust (incorporated by reference from
                 Exhibit 8(a) to Amendment No. 54 to Separate Account B of
                 Golden American's Registration Statement on Form N-4 filed with SEC on or about April 30, 1998 (File No. 333-28679 and
                 811-5626))..................................................
         (e)     Participation Agreement between Golden American and PIMCO
                 Variable Trust (incorporated by reference from
                 Exhibit 8(b) to Amendment No. 54 to Separate Account B of
                 Golden American's Registration Statement on Form N-4 filed with the SEC on or about April 30, 1998 (File No. 333-28679 and 811-5626))..............................................
         (f)     Participation Agreement between Golden American and The
                 Galaxy VIP Fund (incorporated by reference from
                 Exhibit 10(i) to a Registration Statement for Golden
                 American on Form S-1 filed with the SEC on or about
                 September 24, 1999 (File No. 333-76945))....................
         (g)     Asset Management Agreement, dated January 20, 1998, between
                 Golden American and ING Investment Management LLC
                 (incorporated by reference from Exhibit 10(f) to Golden
                 American's Form 10-Q filed with the SEC on August 14, 1998
                 (File No. 33-87272))........................................
         (h)     Reciprocal Loan Agreement, dated January 1, 1998, as amended
                 March 20, 1998, between Golden American and ING America
                 Insurance Holdings, Inc. (incorporated by reference from
                 Exhibit 10(g) to Golden American's Form 10-Q filed with the
                 SEC on August 14, 1998 (File No. 33-87272)).................
         (i)     Underwriting Agreement between Golden American and Directed
                 Services, Inc. (incorporated by reference from Exhibit 1 to
                 Amendment No. 9 to Registrant's Registration Statement on
                 Form S-1 filed with the SEC on or about February 17, 1998
                 (File No. 33-87272))........................................
         (j)     Revolving Note Payable, dated July 27, 1998, between Golden
                 American and SunTrust Bank, Atlanta (incorporated by
                 reference from Exhibit 10(i) to Golden American's Form
                 10-Q filed with the SEC on November 13, 1998 (File
                 No. 33-87272))..............................................

                                     INDEX
                     Exhibits to Annual Report on Form 10-K
                          Year ended December 31, 2000
                     GOLDEN AMERICAN LIFE INSURANCE COMPANY

                                                                        Page Number
         (k)     Revolving Note Payable, dated July 31, 1999, between Golden
                 American and SunTrust Bank, Atlanta (incorporated by
                 reference from Exhibit 10(j) to Golden American's Form
                 10-Q filed with the SEC on August 13, 1999 (File
                 No. 33-87272))..............................................
         (l)     Surplus Note, dated December 17, 1996, between Golden
                 American and Equitable of Iowa Companies (incorporated by
                 reference from Exhibit 10(l) to Golden American's Form 10-K filed with the SEC on March 29, 2000 (File No. 33-87272)....
         (m)     Surplus Note, dated December 30, 1998, between Golden
                 American and Equitable Life Insurance Company of Iowa
                 (incorporated by reference from Exhibit 10(m) to Golden
                 American's Form 10-K filed with the SEC on March 29, 2000
                 (File No. 33-87272).........................................
         (n)     Surplus Note, dated September 30, 1999, between Golden
                 American and ING America Insurance Holdings, Inc.
                 (incorporated by reference from Exhibit 10(n) to Golden
                 American's Form 10-K filed with the SEC on March 29, 2000
                 (File No. 33-87272).........................................
         (o)     Surplus Note, dated December 8, 1999, between Golden
                 American and First Columbine Life Insurance Company
                 (incorporated by reference from Exhibit 10(g) to Amendment
                 No. 7 to a Registration Statement for Golden American on
                 Form S-1 filed with the SEC on or about January 27, 2000
                 (File No. 333-28765)).......................................
         (p)     Surplus Note, dated December 30, 1999, between Golden
                 American and Equitable Life Insurance Company of Iowa
                 (incorporated by reference from Exhibit 10(h) to Amendment
                 No. 7 to a Registration Statement for Golden American on
                 Form S-1 filed with the SEC on or about January 27, 2000
                 (File No. 333-28765)).......................................
         (q)     Reinsurance Agreement, effective January 1, 2000, between
                 Golden American Life Insurance Company and Security Life of
                 Denver International Limited 55.............................
         (r)     Participation Agreement between Golden American and
                 Prudential Series Fund, Inc. (incorporated by reference from
                 Exhibit 10(l) to Registration Statement for Golden American
                 on Form S-1 filed with the SEC on or about April 26, 2000
                 (File No. 333-35592)).......................................
         (s)     Participation Agreement between Golden American and ING
                 Variable Insurance Trust (incorporated by reference from
                 Exhibit 10(m) to Registration Statement for Golden American
                 on Form S-1 filed with the SEC on or about April 26, 2000
                 (File No. 333-35592)).......................................

                                     INDEX
                     Exhibits to Annual Report on Form 10-K
                          Year ended December 31, 2000
                     GOLDEN AMERICAN LIFE INSURANCE COMPANY

                                                                        Page Number
         (t)     Reinsurance Agreement, dated June 30, 2000, between Golden
                 American Life Insurance Company and Equitable Life Insurance
                 Company of Iowa (incorporated by reference from
                 Exhibit 10(s) to Golden American's Form 10-Q filed with the
                 SEC on August 11, 2000 (File No. 33-87272)).................
         (u)     Renewal of Revolving Note Payable, dated July 31, 2000,
                 between Golden American and SunTrust Bank, Atlanta
                 (incorporated by reference from Exhibit 10(t) to Golden
                 American's Form 10-Q filed with the SEC on August 11,
                 2000(File No. 33-87272))....................................
         (v)     Amendment to the Participation Agreement between Golden
                 American and Prudential Series Fund, Inc. (incorporated by reference to Exhibit 10(m) to Amendment No. 10 to a
                 Registration Statement on Form S-1 filed with the SEC on
                 December 15, 2000 (File No. 333-28765)).....................

                                                                   Exhibit 10(q)

                                   AUTOMATIC

                             REINSURANCE AGREEMENT

                                    Between

                     GOLDEN AMERICAN LIFE INSURANCE COMPANY

                                       a

                              Delaware Corporation

                         (referred to as the Reinsured)

                                      and

                 SECURITY LIFE OF DENVER INTERNATIONAL LIMITED

                                       of

                               Hamilton, Bermuda

                         (referred to as the Reinsurer)

                           EFFECTIVE JANUARY 1, 2000.

                               TABLE OF CONTENTS

Article                                                      Page No.
--------                                                     --------
1.       Definitions.......................................      60
2.       Parties to Agreement..............................      61
3.       Indemnification and Terms of Reinsurance..........      61
4.       Reinsurance Premiums..............................      61
5.       Accounting and Reporting..........................      61
6.       Claims............................................      62
7.       Term of this Agreement and Recapture..............      62
8.       Policy Changes, Reductions, Terminations and
         Reinstatements....................................      62
9.       No Liability for Damages..........................      63
10.      General Terms.....................................      63
11.      Insolvency........................................      65
12.      Arbitration.......................................      66
13.      DAC Tax -- Section 1.848-2(g)(8) Election.........      66
14.      Basis of Interpretation...........................      67
15.      Assessments.......................................      67
16.      Credit for Reinsurance............................      67
17.      Execution.........................................      69
         SCHEDULE A -- Business Reinsured..................      70
         SCHEDULE B -- Monthly Reporting...................      72
         SCHEDULE C -- Quarterly Reporting.................      73
         SCHEDULE D -- Annual Reporting....................      74
         SCHEDULE E -- Letter of Credit....................      75

This Automatic Reinsurance Agreement, effective January 1, 2000, is between Golden American Life Insurance Company, a Delaware Corporation and Security Life of Denver International Limited of Hamilton Bermuda.

1. DEFINITIONS

a.   The ACCOUNTING PERIOD is a calendar month.

b. The ACCUMULATION VALUE is the sum of the amounts in each of the Divisions of the Variable Separate and General Accounts and allocations to the Fixed Account adjusted to reflect any Market Value Adjustments.

c. This AGREEMENT is between the Ceding Company and the Reinsurer whereby the Reinsurer agrees to provide Automatic Yearly Renewable Term Reinsurance on the Covered Policies as described in the terms and conditions hereto.

d.   The AGREEMENT EFFECTIVE DATE is January 1, 2000.

e. APPLICABLE FUNDS are defined as all separate account variable funds and all fixed accounts offered for investment in the Policy Forms of the Covered Policies, excluding Non-applicable funds.

f. The CEDING COMPANY is Golden American Life Insurance Company (1475 Dunwoody Drive, West Chester, Pennsylvania 19380).

g. A CLAIM for the MGDB is defined as the contractual liability under the Ceding Company's in-force Policy arising from the actual death of the owner (or upon the death of the first owner in the case where there are joint owners) or upon the death of the annuitant if the owner is a non-natural person.

h. A CLAIM for a Living Benefit is defined as the contractual liability under the Ceding Company's in-force Policy arising from a Living Benefit rider listed in Schedule A.

i. A COVERED POLICY is defined as a Minimum Guaranteed Death Benefit ("MGDB") and/or Living Benefit Rider under variable and fixed annuity Policies specified in Schedule A that are directly written by the Ceding Company and reinsured under this Agreement.

j. A BENEFIT is defined as the benefit provision associated with the Covered Policy. A Covered Policy may provide for one or more Benefits as listed in Exhibit A and Exhibit B.

k. The BENEFIT AMOUNT is described in the applicable contracts listed in Schedule A and is determined based on the Benefit provided under the Covered Policy.

l. The NET AMOUNT AT RISK for each Benefit is defined pursuant to Exhibits A(I) and B(I), depending on the Benefit.

m.  The PARTIES to the Agreement are the Ceding Company and the Reinsurer.

n. The POLICY is the underlying policy directly written by the Ceding Company to which the Covered Policy relates, including any riders.

o. REINSURANCE BENEFITS are defined as the reinsurance benefits paid by the Reinsurer to the Ceding Company related to Claims on Covered Policies. The maximum Reinsurance Benefit payable to the Ceding Company under each Covered Policy is the Reinsured Net Amount at Risk for each Benefit.

p. The REINSURANCE RESERVE is the reserve held by the Reinsurer for which the Ceding Company is eligible to take reserve credit on a US Statutory basis.

q. The REINSURED NET AMOUNT AT RISK is equal to 100% times the Net Amount at Risk, less the amount of such risk reinsured by other reinsurance agreements.

r. The REINSURER is Security Life of Denver International, Limited (Continental building, 25 Church Street, P.O. Box HM 1978, Hamilton HM HX, Bermuda).

2. PARTIES TO AGREEMENT

This Agreement is solely between the Reinsurer and the Ceding Company. There is no third party beneficiary to this Agreement. Reinsurance under this Agreement will not create any right nor legal relationship between the Reinsurer and any third party, including, without limitation, annuitants, insureds, certificate or contract holders, employees, dependents, beneficiaries, policy owners, agents, or assignees.

3. INDEMNIFICATION AND TERMS OF REINSURANCE

Subject to the terms and conditions of this Agreement, the Reinsurer indemnifies the Reinsured Net Amount at Risk associated with the Covered Policies specified in Schedule A. The Reinsurer's liability under this Agreement follows the contractual liability of the Ceding Company under the Covered Policy.

4. REINSURANCE PREMIUMS

The Base Reinsurance Premium for each Benefit is determined for each Accounting Period and is equal to the current monthly MGDB charge for the Accounting Period, as defined in Exhibit A, times the corresponding nominal MGDB charge base, as defined in Exhibit C, plus the current monthly Living Benefit charge for the Accounting Period, as defined in Exhibit B, times the corresponding nominal living benefit charge base, as defined in Exhibit C. Current charges may be changed by the Reinsurer upon 90 days notice but may not exceed the guaranteed charges specified in Exhibits A and B.

The Total Base Reinsurance Premium for an Accounting Period is the sum of the Base Reinsurance Premium for each Benefit provided under the Covered Policy.

5. ACCOUNTING AND REPORTING

    a. Total Base Reinsurance Premiums are due on the last day of the Accounting Period.

    b. The Net Settlement shall be determined for each Accounting Period as the Total Base Reinsurance Premiums less the Reinsurance Benefits paid during the Accounting Period. If the Net Settlement is greater than zero, the Ceding Company shall pay that amount to the Reinsurer. If the Net Settlement is less than zero, the Reinsurer shall pay the absolute value of that amount to the Ceding Company. The Net Settlement shall be paid within forty-five (45) days after the close of the Accounting Period.

    c. Not later than twenty-one (21) days after the end of each calendar month, the Ceding Company will submit a report substantially in accord with Schedule B. The Ceding Company agrees to provide or make available to the Reinsurer such documentation as may be necessary to support the items reported.

    d. Not later than twenty-one (21) days after the end of each calendar quarter, the Ceding Company will submit a report substantially in accord with Schedule C.

    e. Not later than twenty-one (21) days after the end of each calendar year, the Ceding Company will submit a report substantially in accord with Schedule D.

    f. The Ceding Company will provide liability valuation information as mutually agreed upon.

    g. Any debts or credits, matured or unmatured, liquidated or unliquidated, regardless of when they arose or were incurred, in favor of or against either the Ceding Company, or its liquidator, receiver or statutory successor, or the Reinsurer with respect to this Agreement and any other agreements between the Ceding Company, or its liquidator, receiver or statutory successor and the Reinsurer are deemed to be mutual debts and credits and shall be set off and only the net balance shall be paid.

6. CLAIMS

    a. Notice Of Claim. Ceding Company will notify Reinsurer, as soon as reasonably possible, after it receives a Claim or when a living benefit claim is due. The amount payable by the Reinsurer will be the Reinsured Net Amount at Risk as of the date determined pursuant to the underlying contract. For the MGIB rider, the Reinsured Net Amount at Risk shall be payable as of the date the rider is exercised. For the MGAB and MGWB riders, amounts payable under this agreement shall be calculated and payable at the same time as the benefit under the contract.

    b. Proofs. The Ceding Company will provide, at the Reinsurer's request, proper Claim proofs (including, for example, proofs required under the policy), all relevant information respecting the existence and validity of the Claim, and an itemized statement of the Claim benefits paid by Ceding Company under the policy.

    c. Amount and Payment of Claims. The Reinsurer will pay the amount of the Reinsurance Benefits due and owing to Ceding Company as provided in Section 5. The Ceding Company's contractual liability for Claims is binding on the Reinsurer. The maximum Reinsurance Benefit payable to the Ceding Company under each Covered Policy is the Reinsured Net Amount at Risk for each Benefit.

7. TERM OF THIS AGREEMENT AND RECAPTURE

The reinsurance provided under this Agreement for each Covered Policy will be maintained and continued as long as the Policy is in force.

This Agreement may be terminated with respect to new business by either party upon 90 days written notice to the other party.

Reinsurance under this Agreement may be terminated for inforce business by mutual agreement of the parties.

The Reinsurer has the right to terminate this Agreement for all Covered Policies in the event that the Ceding Company fails to pay Reinsurance Premiums within 60 days after the Due Date for Covered Policies previously ceded under this Agreement. Such termination is subject to 30 days advance written notice from the Reinsurer to the Ceding Company. Said notice will be delivered by certified or registered mail. The effective date of termination is the 31st day after the date of the advance written notice from the Reinsurer to the Ceding Company of its intention of termination.

8. POLICY CHANGES, REDUCTIONS, TERMINATIONS AND REINSTATEMENTS

    a. If a change is made to the terms and conditions of a Policy that increases or reduces the contractual liability of the Ceding Company, such change shall be reflected accordingly in the reinsurance of the Covered Policy. The Reinsurer shall share in such change in proportion to its respective contractual liability under this Agreement.

    b. Any reduction or termination to the reinsurance of a Covered Policy is permitted only when the underlying policyholder directs such a reduction or termination of the Policy that is in force at the time that the reduction or termination takes place. If a Policy becomes annuitized (goes into pay-out status under an immediate annuity option offered in the contract) or the MGIB Rider is exercised and is therefore deemed terminated by the Ceding Company, the Covered Policy shall be terminated for reinsurance as of the date of annuitization. The Reinsurer shall have no further liability for the annuitized Policy. Full surrender will result in termination of the reinsurance of the Covered Policy. Payment of Claims under the MGAB or MGWB rider will not terminate the reinsurance coverage of other Benefits.

    c. Reinsurance coverage shall continue after Reinsurance Benefits are paid with respect to continuing coverage included in Schedule A.

    d. If a Policy of the Ceding Company is reduced, terminated or lapsed and is subsequently reinstated by the Ceding Company under its regular rules, the Covered Policy will be reinstated automatically and the Benefit Amount shall equal the Benefit Amount that would have been inforce if the Policy had not been reduced, terminated, or lapsed. The Ceding Company will pay to the Reinsurer its proper share of all amounts collected from or charged to the insured.

    e. Reinsurance terminated due to the Ceding Company's failure to pay Reinsurance Premiums within 60 days after the Due Date may be reinstated by the Ceding Company. The Ceding Company may reinstate such terminated reinsurance if, within sixty days after the effective date of its termination, the Ceding Company pays in full all of the unpaid Reinsurance Premiums to the Reinsurer. The Reinsurer is not liable for any Reinsurance Benefits related to Claims occurring subsequent to the termination date and prior to reinstatement.

9. NO LIABILITY FOR DAMAGES

The Reinsurer will not participate in and shall not be liable to pay the Ceding Company or others for any amounts in excess of the Reinsured Net Amount at Risk on the Covered Policies for which a Claim occurs, for example, no Extracontractual Damages or liabilities and related expenses and fees. Extracontractual Damages are any damages for acts or omissions awarded against the Ceding Company, including, for example, those resulting from negligent, reckless or intentional conduct, fraud, oppression, or bad faith committed by the Ceding Company. The Ceding Company agrees that it will not make the Reinsurer a party to any litigation between any such third party and the Ceding Company.

The excluded Extracontractual Damages shall include, by way of example:

    a.   actual and consequential damages;
    b.   damages for emotional distress or oppression;
    b.   punitive, exemplary or compensatory damages;
    d.   statutory damages, regulatory fines, or penalties;
    e. amounts in excess of the risk reinsured hereunder that the Ceding Company pays to settle a dispute or Claim;
    f.   third-party attorney fees, costs and expenses.

10. GENERAL TERMS

    a. Errors and Omissions. If there is an unintentional oversight or misunderstanding in the administration of this Agreement by either company, it can be corrected provided the correction takes place promptly after the oversight or misunderstanding is first discovered. Both companies will be restored to the position they would have occupied had the oversight or misunderstanding not occurred.

    b. Inspection. The Reinsurer will have the right at any reasonable time to inspect all books, records, papers, files, policies, procedures and other matters respecting this Agreement on not less than one day's notice. The Ceding Company agrees to provide a reasonable work space for such inspection, to cooperate fully and to disclose the existence of and to produce any and all necessary and reasonable materials requested by the Reinsurer. The Reinsurer may copy or otherwise reproduce at its cost any of the materials that are the subject of inspection.

    c. Binding Terms. The terms of this Agreement are binding upon the Parties, their representatives, successors, and assigns. The Parties to this Agreement are bound by ongoing and continuing obligations and liabilities until the later of the date: this Agreement terminates, or the underlying policies are no longer in force. This Agreement shall not be bifurcated, partially assigned, or partially assumed.

    d. This Agreement is entered into in reliance on the utmost good faith of the parties including, for example, their representations and disclosures. It requires the continuing utmost good faith of the Parties; their representatives, successors, and assigns. For example, the Ceding Company has a duty of full fair disclosure of all information respecting the formation and continuation of this contract, the business reinsured, underwriting and policy issues (rules, practices, and staff), the financial condition, studies and reports on the business reinsured, and the solvency of the Ceding Company, etc.

    e. Assignment and Acquisitions. This Agreement is applicable only to reinsurance of Covered Policies directly written by the Ceding Company. Any Covered Policies acquired through merger or acquisition of another company, reinsurance, or purchase of another company's policies are not included under the terms of this Agreement without the prior written consent of the Reinsurer. This contract cannot by partially assigned, partially assumed nor bifurcated in any way.

    f. Survival. If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby.

    g. No Non-Forfeiture or Cash Values in YRT Treaties. This Agreement provides Reinsurance Benefits only, and does not contain reinsurance non-forfeiture or cash values of any kind. For example, there are no surrender or termination values, and the Reinsurer does not participate in policy loans or other forms of indebtedness on the business reinsured under this Agreement.

    h. Notices. All notices and other communications by one Party must be in writing and will be deemed effective upon delivery to the other Party at the address set forth below:

If to the Ceding Company:
David L. Jacobson
Senior Vice President
Golden American Life Insurance Company
1475 Dunwoody Drive
West Chester, Pennsylvania 19380

If to the Reinsurer:

Nicholas E. J. Wheeler
Vice President
Security Life of Denver International
Continental Building
25 Church Street, P.O. Box HM 1978
Hamilton HM HX, Bermuda

11. INSOLVENCY

In the event of the declared insolvency of the Reinsured, and the appointment of a domiciliary liquidator, receiver, conservator or statutory successor for the Reinsured, this reinsurance shall be payable immediately upon demand, with reasonable provision for verification, directly to the Reinsured or its domiciliary liquidator, receiver, conservator or statutory successor, on the basis of the liability of the Reinsured as a result of claims allowed against the Reinsured by any court of competent jurisdiction or any liquidator, receiver, conservator or statutory successor having authority to allow such claims without diminution because of the insolvency of the Reinsured or because the liquidator, receiver, conservator or statutory successor of the Reinsured has failed to pay all or a portion of any claim.

Every liquidator, receiver, conservator or statutory successor of the Reinsured shall give written notice to the Reinsurer of the pendency of a claim involving the Reinsured indicating which of the policies would involve possible liability on the part of the Reinsurer to the Reinsured or its domiciliary liquidator, receiver, conservator or statutory successor, within a reasonable amount of time after the claim is filed in the conservation, liquidation, receivership or other proceeding.

During the pendency of any claim, the Reinsurer may investigate the same and interpose, at its own expense, in the proceeding where that claim is to be adjudicated, any defense or defenses that it may deem available to the Reinsured, to its policyholder, or to any liquidator, receiver or statutory successor of the Reinsured. The expenses thus incurred by the Reinsurer will be chargeable, subject to approval of the applicable court, against the Reinsured as part of the expense on conservation or liquidation to the extent of a pro rata share of the benefit which may accrue to the Reinsured as a result of the defense undertaken by the Reinsurer.

This reinsurance shall be payable directly by the Reinsurer to the Reinsured or to its domiciliary liquidator, receiver, conservator or statutory successor, except as expressly required otherwise by applicable insurance law.

Any debts or credits, matured or unmatured, liquidated or unliquidated, regardless of when they arose or were incurred, in favor of or against either the Ceding Company, or its liquidator, receiver or statutory successor, or the Reinsurer with respect to this Agreement and any other agreements between the Ceding Company, or its liquidator, receiver or statutory successor and the Reinsurer are deemed to be mutual debts and credits and shall be set off and only the net balance shall be paid.

12. ARBITRATION

    a. General. Notwithstanding any other provision, all disputes and other matters in question between the parties, arising out of, or relating to this Agreement, shall be submitted exclusively to arbitration upon the written request of either Party; except a Party shall not be prevented from filing and prosecuting a suit in a court of competent jurisdiction solely for the purpose of obtaining equitable relief, including, for example, injunction or enforcement of subpoenas. The disputes and matters subject to arbitration include, but are not limited to disputes upon or after termination of this Agreement, and issues respecting the existence, scope, and validity of this Agreement. The arbitrators are to seek efficiencies in time and expense. The arbitrators are not bound to comply strictly with the rules of evidence. The arbitration panel also has, for example, the authority to issue subpoenas to third parties compelling prehearing depositions, and for document production.

    b. Notice. To initiate arbitration, one of the parties will notify the other, in writing, of its desire to arbitrate. The notice will state the nature of the dispute and the desired remedies. The Party to which the notice is sent will respond to the notification in writing within 10 days of receipt of the notice. At that time, the responding Party will state any additional dispute it may have regarding the subject of arbitration.

    c. Procedure. Arbitration will be heard before a panel of three arbitrators. The arbitrators will be executive officers of life insurance or reinsurance companies; however, these companies will not be either Party nor their affiliates. Each Party will appoint one arbitrator. Notice of the appointment of these arbitrators will be given by each Party to the other Party within 30 days of the date of mailing of the notification initiating the arbitration. These two arbitrators will, as soon as possible, but no longer than 45 days after the day of the mailing of the notification initiating the arbitration, then select the third arbitrator. Should either Party fail to appoint an arbitrator or should the two initial arbitrators be unable to agree on the choice of a third arbitrator, each arbitrator will nominate three candidates, two of whom the other will decline, and the decision will be made by drawing lots on the final selection. Once chosen, the three arbitrators will have the authority to decide all substantive and procedural issues by a majority vote. The arbitration hearing will be held on the date fixed by the arbitrators at a location agreed upon by the parties. The arbitrators will issue a written decision from which there will be no appeal. Either Party may reduce this decision to a judgment before any court which has jurisdiction of the subject of the arbitration.

    d. Costs. The arbitration panel may, in its discretion, award attorneys' fees, costs, expert witness fees, expenses and interest, all as it deems appropriate to the prevailing Party.

13. DAC TAX -- SECTION 1.848-2(G) (8) ELECTION

The Reinsured and the Reinsurer hereby agree to the following pursuant to
Section 1.848-2(g)(8) of the Income Tax Regulations issued December 1992, under
Section 848 of the Internal Revenue Code of 1986, as amended. This election shall be effective for all subsequent taxable years for which this Agreement remains in effect.

    a. The term "Party" will refer to either the Reinsured or the Reinsurer as appropriate.

    b.   The terms used in this Article are defined by reference to Regulation
Section 1.848-2 in effect December 1992.

    c. The Party with the net positive consideration for this Agreement for each taxable year will capitalize specified policy acquisition expenses with respect to this Agreement without regard to the general deductions limitation of
Section 848(c)(1).

    d. Both parties agree to exchange information pertaining to the amount of net consideration under this Agreement each year to ensure consistency or is otherwise required by the Internal Revenue Service.

    e. The Reinsured will submit a schedule to the Reinsurer by May 1 of each year of its calculation of the net consideration for the preceding calendar year. This schedule of calculations will be accompanied by a statement signed by an officer of the Reinsured stating that the Reinsured will report such net consideration in its tax return for the preceding calendar year.

    f. The Reinsurer may contest such calculation by providing an alternative calculation to the Reinsured in writing within thirty days of the Reinsurer's receipt of the Reinsured's calculation. If the Reinsurer does not so notify the Reinsured, the Reinsurer will report the net consideration as determined by the Reinsured in the Reinsurer's tax return for the previous calendar year.

    g. If the Reinsurer contests the Reinsured's calculation of the net consideration, the parties will act in good faith to reach an agreement as to the correct amount within thirty (30) days of the date the Reinsurer submits its alternative calculation. If the Reinsured and the Reinsurer reach agreement on an amount of net consideration, each Party shall report such amount in their respective tax returns for the previous calendar year.

14. BASIS OF INTERPRETATION

All computations and payments will be made in U.S. dollars. This Agreement is governed by and construed in accordance with the laws of Delaware and any applicable federal law.

In the event of the need for a judicial determination respecting this Agreement, the Reinsurer will consent to the jurisdiction of any court of general jurisdiction within the State of Delaware. The Reinsurer agrees to comply with all requirements necessary to give such court jurisdiction and agrees to abide by the final decision of such court or any appellate court in the event of an appeal.

15. ASSESSMENTS

The Ceding Company is solely responsible for all excise taxes, premium taxes, and any other assessments.

16. CREDIT FOR REINSURANCE

1. The Reinsurer shall provide to the Ceding Company a letter of credit substantially in the form of Schedule E for an amount equal to the Reinsurance Reserve (including the Reinsurance benefits in course of settlement and unreported Reinsurance Benefits). Such letter of credit shall be issued by a United States financial institution that complies with the standards required from time to time by the Securities Valuation Office of the National Association of Insurance Commissioners. The letter of credit shall be effective no later than and in the possession of the Ceding Company on or before the effective date of its annual statement or, if required by state law or regulation, on or before the effective date of its quarterly statements.

2. The Ceding Company will provide, from time to time, to the financial institution issuing the letter of credit evidence of corporate authority for signatories to draw under the letter of credit and shall specify to the issuing bank that at least two of such signatories are required for each drawing. Such authorized signatories shall be designated by corporate authority of the Ceding Company.

3. The Ceding Company and the Reinsurer agree that the letter of credit may be drawn upon at any time, notwithstanding any other provisions in this Agreement, for the following purposes;

    a. to reimburse the Ceding Company for the Reinsurer's share of premiums returned to the owners of the Policies on account of cancellations;

    b. to reimburse the Ceding Company for the Reinsurer's share of surrenders and benefits or losses paid by the Ceding Company under the terms and provisions of the Policies;

    c. to fund an account (Funded Account) with the Ceding Company in an amount at least equal to the deduction for reinsurance ceded, from the Ceding Company's liabilities for Covered Policies. Such amount shall include, but not be limited to, amounts for policy reserves, reserves for claims and losses incurred (including losses incurred but not reported), loss adjustment expenses and unearned premiums (For the avoidance of doubt, the amounts to be funded by the Reinsurer under this Paragraph 16 (3c) shall relate solely to policies which are Covered Policies.); and

    d. to pay any other amounts that the Ceding Company claims are due hereunder with respect to the Covered Policies.

The Ceding Company shall return to the Reinsurer any amount withdrawn in excess of the actual amounts required in paragraphs (a) through (b) immediately above, or, in the case of paragraph (d) immediately above, any amounts that are subsequently determined not to be due.

4. For withdrawals by the Ceding Company for any purpose other than pursuant to paragraphs 3 (a), (b), or (d) immediately above, interest payments on the amounts withheld shall be paid in cash to the Reinsurer to the extent that the balance of the Funded Account and letter of credit exceed the Reinsurance Reserve. The interest rate respecting the balance in the Funded Account is determined as the prime rate of interest. Upon termination of this Agreement the Ceding Company shall remit any remaining balance of the Funded Account. Not withstanding the foregoing, this Agreement permits the award, by any arbitration panel or court of competent jurisdiction, of:

i.     interest at a rate different from that provided in this paragraph,
ii.    court or arbitration costs,
iii.    attorney's fees, and
iv.    any other reasonable expenses.

All of the foregoing provisions are to be applied without diminution because of insolvency on the part of either Party.

The Ceding Company warrants that any drawings under the Letter of Credit shall conform to the foregoing requirements of Article 16, Paragraph 3 hereto.

5. The Ceding Company will provide in writing to the Reinsurer the estimated amount of the Reinsurance Reserve by no later than 30 days prior to the date of the Ceding Company's statutory statement in its State of Domicile. Such written estimate shall include supporting information regarding the calculation of the Reinsurance Reserve. If the Reinsurer disagrees with the estimated Reinsurance Reserve, it will within 5 days notify the Ceding Company. The Parties agree to be expeditious and reasonable in resolving such dispute. The Ceding Company understands, that if no estimated Reinsurance Reserve or supporting information pursuant to Schedule C is provided to the Reinsurer as above, insufficiency of the amount of the Letter of Credit is no fault of the Reinsurer.

In the event that i) the Parties agree to the use of another financial institution or ii) the Letter of Credit is no longer required under the terms and conditions of this Agreement, the Ceding Company agrees to cooperate and provide its approval of the cancellation of the Letter of Credit to the financial institution issuing the Letter of Credit.

17. EXECUTION

In witness of the above, this Agreement is signed in duplicate

Date Signed   12/28/2000
Golden American Life Insurance Company              Security Life of Denver International, Limited

Signed by /s/   Antonio M. Muniz                    Signed by /s/   Angus Hyslop

      Title   Vice President                        Title   Vice President

                                   SCHEDULE A
                               BUSINESS REINSURED

1. Covered Policies. All policies sold on the policy forms listed below, including endorsements, issued on or after January 1, 2000.

2.  Form Name and Type                                               Form Number
    DVA Plus
    Deferred Combination Variable & Fixed Annuity Contract (Ind.
    MVA)                                                        GA-IA-1007-04/95
    Deferred Combination Variable & Fixed Annuity Certificate
    (Group)                                                     GA-CA-1007-04/95
    Deferred Combination Variable & Fixed Annuity Master Contract
    (Group)  GA-MA-1007-04/95
    Deferred Variable Annuity Contract (Individual GID)         GA-IA-1008-04/95

    Access
    Deferred Combination Variable & Fixed Annuity Certificate
    (Group)                                                     GA-CA-1034-02/97
    Deferred Combination Variable & Fixed Annuity Contract (Ind.
    MVA)                                                        GA-IA-1034-02/97
    Deferred Variable Annuity Contract (Individual GID)         GA-IA-1035-02/97
    Deferred Combination Variable & Fixed Annuity Master Contract
    (Group)  GA-MA-1034-02/97

    Premium Plus
    Deferred Combination Variable & Fixed Annuity Certificate
    (Group)                                                     GA-CA-1036-02/97
    Deferred Combination Variable & Fixed Annuity Contract (Ind.
    MVA)                                                        GA-IA-1036-02/97
    Deferred Variable Annuity Contract (Individual GID)         GA-IA-1037-02/97
    Deferred Combination Variable & Fixed Annuity Master Contract
    (Group)  GA-MA-1036-02/97

    Value
    Deferred Combination Variable & Fixed Annuity Certificate
    (Group)                                                     GA-CA-1042-01/98
    Deferred Combination Variable & Fixed Annuity Contract (Ind.
    MVA)                                                        GA-IA-1042-01/98
    Deferred Variable Annuity Contract (Individual GID)         GA-IA-1043-01/98
    Deferred Combination Variable & Fixed Annuity Master Contract
    (Group)  GA-MA-1042-01/98

    ESII
    Deferred Combination Variable & Fixed Annuity Contract (Ind.
    MVA)                                                        GA-IA-1032-02/97
    Deferred Combination Variable & Fixed Annuity Certificate
    (Group)                                                     GA-CA-1032-02/97
    Deferred Variable Annuity Contract (Ind. GID)               GA-IA-1033-02/97
    Deferred Combination Variable & Fixed Annuity Master Contract
    (Group)  GA-MA-1032-02/97
    Deferred Combination Variable & Fixed Annuity Contract (Ind.
    MVA)                                                              GA-IA-1074
    Deferred Combination Variable & Fixed Annuity Certificate
    (Group)                                                           GA-CA-1074
    Deferred Variable Annuity Contract (Ind. GID)                     GA-IA-1075
    Deferred Combination Variable & Fixed Annuity Master Contract
    (Group)                                                           GA-MA-1074

    Other
    Deferred Variable Annuity Contract (Individual)             WC-GAL-DVA-11/88
    Deferred Variable Annuity Certificate (Group)                WC-GAL-DGC-9/88
    Deferred Variable Annuity Master Contract (Group)            WC-GAL-GDA-9/88
    Minimum Guaranteed Income Benefit Rider                           GA-RA-1047
    Minimum Guaranteed Accumulation Benefit Rider                     GA-RA-1045
    Minimum Guaranteed Withdrawal Benefit Rider                       GA-RA-1048

3.  Additional Forms
    Additional forms are variable annuities with identical mechanism and substantially similar funds. The contract and the prospective fund descriptions will be submitted to the Reinsurer for review prior to inclusion in this Agreement.

4.  Non-applicable Funds
    STANDARD DEATH BENEFIT:    Non-applicable funds are all general account
    fixed interest rate funds and all separate account fixed interest rate funds.
    ANNUAL RATCHET AND DEFERRED ANNUAL RATCHET ENHANCED DEATH
    BENEFITS:    Non-applicable funds are all general account fixed interest rate funds and all separate account fixed interest rate funds.
    MAX 5.5% AND 5.5% SOLUTION ENHANCED DEATH BENEFITS:    Non-applicable funds
    are all general account fixed interest rate funds, all separate account fixed interest rate funds, and all separate account variable funds in which the applicable enhanced death benefit rate, as defined in the contract, is the net return or net rate of return of the fund, if it is less than 5.5%.
    MAX 7%, AND 7% SOLUTION ENHANCED DEATH BENEFITS:    Non-applicable funds are
    all general account fixed interest rate funds and all separate account fixed interest rate funds, all separate account fixed interest rate funds, and all separate account variable funds in which the applicable enhanced death benefit rate, as defined in the contract, is the net return or net rate of return of the fund, if it is less than 7%.
    ALL DEATH BENEFITS:    Non-applicable Funds also includes any specially
    designated separate account variable fund for which the corresponding portion of the contract's guaranteed death benefit equals the portion of the contract's accumulation value allocated to that fund.

5.  Statutory Reserving Standards
    The Reinsurer shall establish adequate net reinsurance reserves pursuant to the requirement of any regulatory authority having jurisdiction over the Ceding Company and comply with any other statutory requirements necessary for the Ceding Company to take full statutory credit for reinsurance ceded up to the full amount that the Ceding Company would have established for the risks reinsured under the agreement.

                                   SCHEDULE B
                               MONTHLY REPORTING

1. Reinsurance Premiums payable by the Ceding Company and due the Reinsurer as of the close of the reported Accounting Period.
2. Reinsurance Benefits payable by the Reinsurer and due the Ceding Company as of the close of the reported Accounting Period.
3.   Current Accumulation Value split by fund and Benefit.
4.   Annualized unit return on each fund.

                                   SCHEDULE C
                              QUARTERLY REPORTING

Due twenty-one days after quarter end:
1. Current Accumulation Value split by Benefit, fund, sex, quinquennial attained age group and policy duration.
2. Cash surrender value and Net Amount at Risk split by Benefit, sex and quinquennial attained age group, and policy duration.
3.   Reinsurance Reserve

                                   SCHEDULE D
                                ANNUAL REPORTING

  NOTIFICATION OF ANY CHANGE IN FUND STRUCTURE, E.G., ADDITION OR DELETION OF
            FUND, CHANGE IN INVESTMENT POLICY OR FUND MANAGER, ETC.

                                   SCHEDULE E
                                LETTER OF CREDIT
                                LETTER OF CREDIT
                                 (Name of Bank)
                                   (Address)

FOR INTERNAL IDENTIFICATION PURPOSES ONLY

Our No.
--------------------------------------------------------------------------------------------------
Other
--------------------------------------------------------------------------------------------------
Accountholder/Applicant
--------------------------------------------------------------------------------------------------
(Reinsurer)
--------------------------------------------------------------------------------------------------
Beneficiary's State of Domicile
--------------------------------------------------------------------------------------------------
Irrevocable Clean Letter of Credit No.                          Issue Date
                                          --------------------                --------------------

To Beneficiary: (Name) + (Address)

We have established this clean, irrevocable, and unconditional Letter of Credit
in your favor as beneficiary for drawings up to U.S. $           effective
immediately. This Letter of Credit is issued, presentable and payable at our office at (issuing bank address) and expires with our close of business on
           . Except when the amount of this Letter of Credit is increased, this Credit cannot be modified or revoked without your consent.

The term "Beneficiary" includes any successor by operation of law of the named Beneficiary including without limitation any liquidator, rehabilitator, receiver or conservator. Drawings by any liquidator, rehabilitator, receiver or conservator shall be for the benefit of all of the Beneficiary's policyholders.

We hereby undertake to promptly honor your sight draft(s) drawn on us,
indicating our Credit No.       , for all or any part of this Credit upon
presentation of your draft drawn on us at our office specified in paragraph one on or before the expiration date hereof or any automatically extended expiry date.

Except as expressly stated herein, this undertaking is not subject to any agreement, requirement or qualification. The obligation of (issuing bank) under this Credit is the individual obligation of (issuing bank) and is in no way contingent upon reimbursement with respect thereto, or upon our ability to perfect any lien, security interest or any other reimbursement.

This Letter of Credit is deemed to be automatically extended without amendment for one year from the expiration date or any future expiration date, unless thirty days prior to such expiration date, we notify Golden American Life Insurance Company and Security Life of Denver International, Limited by Registered Mail that this Letter of Credit will not be renewed for any such additional period.

This Letter of Credit is subject to and governed by the laws of the State of New York and the 1993 Revision of the Uniform Customs and Practice for Documentary Credits of the International Chamber of Commerce (Publication No. 500) and in the event of any conflict the Laws of New York will control. If this credit expires during an interruption of business as described in Article 17 of said Publication 500, the bank hereby specifically agrees to effect payment if this Credit is drawn against within 30 days after the resumption of business.

                                   EXHIBIT A
                                 MGDB BENEFITS

Terminology applicable to this Exhibit.
Max 7% -- Max 7 Enhanced Death Benefit
Max 5.5% -- Max 5.5 Enhanced Death Benefit
7% Solution -- 7% Solution Enhanced Death Benefit
5.5% Solution -- 5.5% Solution Enhanced Death Benefit
Deferred Ratchet -- Deferred Ratchet Death Benefit (ESII Product)
Annual Ratchet -- Annual Ratchet Enhanced Death Benefit
Standard -- Standard Death Benefit
10 Year MGAB -- Minimum Guaranteed Accumulation Benefit (10 year benefit) 20 Year MGAB -- Minimum Guaranteed Accumulation Benefit (20 year benefit) MGIB -- Minimum Guaranteed Income Benefit
MGWB -- Minimum Guaranteed Withdrawal Benefit bp -- basis points

I.  NET AMOUNT AT RISK FOR MGDB BENEFIT

The NET AMOUNT AT RISK for the MGDB Benefit is defined as i) minus ii), if positive; otherwise zero:

       i)  the Death Benefit payable under the policy terms.

       ii) the Accumulation Value.

        In the case where a death benefit "step-up" is credited to the Accumulation Value under:

           a.) spousal continuation, the Net Amount at Risk shall be the "step-up" amount. Reinsurance coverage shall continue after such reimbursement, with the Net Amount at Risk calculated as above.

           b.) non-spousal continuation, the Net Amount at Risk shall be the "step-up" amount. Reinsurance coverage will terminate after such reimbursement.

                                   EXHIBIT A
                                  MGDB BENEFIT

II. CURRENT AND GUARANTEED ANNUAL MGDB CHARGES

              Monthly charge is 1/12 of the annual charge factor.

1.  Premium Plus Product

      Death Benefit           Issue Age        Current (bp)        Guaranteed (bp)
         Max 7%,                 < 40               5                    100
   On Applicable Funds          40-49               12                   100
                                50-59               28                   100
                                60-69               46                   112
                                 > 70               83                   157
        Max 5.5%,                < 40               4                    100
   On Applicable Funds          40-49               10                   100
                                50-59               23                   100
                                60-69               38                   100
                                 > 70               74                   130
      7% Solution,               < 40               4                    100
   On Applicable Funds          40-49               10                   100
                                50-59               25                   100
                                60-69               41                   100
                                 > 70               77                   138
     5.5% Solution,              < 40               4                    100
   On Applicable Funds          40-49               8                    100
                                50-59               20                   100
                                60-69               31                   100
                                 > 70               67                   107
     Annual Ratchet,             < 40               3                    100
   On Applicable Funds          40-49               7                    100
                                50-59               14                   100
                                60-69               21                   100
                                 > 70               38                   100
        Standard,                < 40               1                    100
   On Applicable Funds          40-49               2                    100
                                50-59               5                    100
                                60-69               8                    100
                                70-79               19                   100
                                 > 79               38                   100
   All Death Benefits,           All                0                     0
 On Non-Applicable Funds

                                   EXHIBIT A
                   CURRENT AND GUARANTEED ANNUAL MGDB CHARGES

               Monthly charge is 1/12 of the annual charge factor

2.  DVA Plus, ES II and Value Products

      Death Benefit           Issue Age        Current (bp)        Guaranteed (bp)
         Max 7%,                 < 40               5                    100
   On Applicable Funds          40-49               11                   100
                                50-59               26                   100
                                60-69               44                   105
                                 > 70               80                   150
        Max 5.5%,                < 40               4                    100
   On Applicable Funds          40-49               9                    100
                                50-59               22                   100
                                60-69               36                   100
                                 > 70               72                   127
      7% Solution,               < 40               4                    100
   On Applicable Funds          40-49               10                   100
                                50-59               23                   100
                                60-69               39                   100
                                 > 70               73                   129
     5.5% Solution,              < 40               3                    100
   On Applicable Funds          40-49               8                    100
                                50-59               18                   100
                                60-69               30                   100
                                 > 70               64                   102
     Annual Ratchet,             < 40               3                    100
   On Applicable Funds          40-49               7                    100
                                50-59               14                   100
                                60-69               21                   100
                                 > 70               38                   100
    Deferred Ratchet,            < 40               3                    100
   On Applicable Funds          40-49               7                    100
                                50-59               14                   100
                                60-65               21                   100
                                66-75               38                   100
                                 > 75               NA                   NA
        Standard,                < 40               1                    100
   On Applicable Funds          40-49               2                    100
                                50-59               5                    100
                                60-69               8                    100
                                70-79               19                   100
                                 > 79               50                   100
   All Death Benefits,           All                0                     0
 On Non-Applicable Funds

                                   EXHIBIT A
                   CURRENT AND GUARANTEED ANNUAL MGDB CHARGES

               Monthly charge is 1/12 of the annual charge factor

3.  Access Product

      Death Benefit           Issue Age        Current (bp)        Guaranteed (bp)
         Max 7%,                 < 40               5                    100
   On Applicable Funds          40-49               10                   100
                                50-59               25                   100
                                60-69               42                   101
                                 > 70               76                   143
        Max 5.5%,                < 40               4                    100
   On Applicable Funds          40-49               9                    100
                                50-59               21                   100
                                60-69               34                   100
                                 > 70               68                   119
      7% Solution,               < 40               4                    100
   On Applicable Funds          40-49               9                    100
                                50-59               22                   100
                                60-69               37                   100
                                 > 70               69                   124
     5.5% Solution,              < 40               3                    100
   On Applicable Funds          40-49               7                    100
                                50-59               17                   100
                                60-69               28                   100
                                 > 70               59                   100
     Annual Ratchet,             < 40               3                    100
   On Applicable Funds          40-49               7                    100
                                50-59               14                   100
                                60-69               21                   100
                                 > 70               38                   100
        Standard,                < 40               1                    100
   On Applicable Funds          40-49               2                    100
                                50-59               5                    100
                                60-69               7                    100
                                70-79               18                   100
                                 > 79               43                   100
   All Death Benefits,           All                0                     0
 On Non-Applicable Funds

                                   EXHIBIT B
                                LIVING BENEFITS

Terminology applicable to this Exhibit.
10 Year MGAB -- Minimum Guaranteed Accumulation Benefit (10 year benefit) 20 Year MGAB -- Minimum Guaranteed Accumulation Benefit (20 year benefit) MGIB -- Minimum Guaranteed Income Benefit
MGWB -- Minimum Guaranteed Withdrawal Benefit bp -- basis points

I.  NET AMOUNT AT RISK

    a. The NET AMOUNT AT RISK for the Minimum Guaranteed Accumulation Benefit at the end of the Waiting Period is equal to i) minus ii), but not less than zero, where:

       i) is Minimum Guaranteed Accumulation Benefit Base (as defined in attached rider form);

       ii) is Accumulation Value, excluding any Market Value Adjustments.

           During the Waiting Period, the Net Amount at Risk is equal to zero.

    b. The NET AMOUNT AT RISK for the Minimum Guaranteed Income Benefit at the date of rider exercise (at or after the end of the Waiting Period) is equal to:

        J times (L/K - 1), but not less than zero, where

        J is the Accumulation Value.

        K is the periodic income if the Accumulation Value were annuitized at the guaranteed policy rate for the same type of payout as the MGIB and on the same date.

        L is the periodic income paid under the MGIB.

        During the Waiting Period, the Net Amount at Risk is equal to zero.

    c. The NET AMOUNT AT RISK for the Minimum Guaranteed Withdrawal Benefit is equal to any Minimum Guaranteed Withdrawal Benefit payment made by the Ceding Company while the contract is in Automatic Withdrawal Status (as defined in the attached rider form).

                                       EXHIBIT B
                 CURRENT AND GUARANTEED ANNUAL LIVING BENEFIT CHARGES

                  Monthly charge is 1/12 of the annual charge factor

1.  Premium Plus Product

     Living Benefit           Issue Age        Current (bp)        Guaranteed (bp)
      10 Year MGAB               < 40               24                   50
                                40-49               24                   50
                                50-59               24                   50
                                60-69               24                   50
                                 > 70               24                   50
      20 Year MGAB               < 40               27                   50
                                40-49               27                   50
                                50-59               27                   50
                                60-69               27                   50
                                 > 70              N/A                   N/A
          MGIB                   < 40               26                   50
                                40-49               27                   59
                                50-59               33                   79
                                60-69               38                   92
                                 > 70               26                   51
          MGWB                   < 40               16                   50
                                40-49               16                   50
                                50-59               16                   50
                                60-69               16                   50
                                 > 70               16                   50

                                   EXHIBIT B
              CURRENT AND GUARANTEED ANNUAL LIVING BENEFIT CHARGES

               Monthly charge is 1/12 of the annual charge factor

2.  DVA Plus, ES II and Value Products

     Living Benefit           Issue Age        Current (bp)        Guaranteed (bp)
      10 Year MGAB               < 40               24                   50
                                40-49               24                   50
                                50-59               24                   50
                                60-69               24                   50
                                 > 70               24                   50
      20 Year MGAB               < 40               27                   50
                                40-49               27                   50
                                50-59               27                   50
                                60-69               27                   50
                                 > 70              N/A                   N/A
          MGIB                   < 40               26                   50
                                40-49               26                   56
                                50-59               32                   76
                                60-69               32                   75
                                 > 70               29                   67
          MGWB                   < 40               16                   50
                                40-49               16                   50
                                50-59               16                   50
                                60-69               16                   50
                                 > 70               16                   50

                                   EXHIBIT B
              CURRENT AND GUARANTEED ANNUAL LIVING BENEFIT CHARGES

               Monthly charge is 1/12 of the annual charge factor

3.  Access Product

     Living Benefit           Issue Age        Current (bp)        Guaranteed (bp)
      10 Year MGAB               < 40               24                   50
                                40-49               24                   50
                                50-59               24                   50
                                60-69               24                   50
                                 > 70               24                   50
      20 Year MGAB               < 40               27                   50
                                40-49               27                   50
                                50-59               27                   50
                                60-69               27                   50
                                 > 70              N/A                   N/A
          MGIB                   < 40               26                   50
                                40-49               27                   52
                                50-59               30                   69
                                60-69               33                   79
                                 > 70               28                   63
          MGWB                   < 40               16                   50
                                40-49               16                   50
                                50-59               16                   50
                                60-69               16                   50
                                 > 70               16                   50

                                   EXHIBIT C
                      MGDB AND LIVING BENEFIT CHARGE BASE

The charge base to be applied in order to determine the reinsurance premium is as shown below. The charge base for any such risks reinsured under other reinsurance agreements is excluded.

Max 5.5 and Max 7 Enhanced Death Benefits
    Average of the beginning of period Minimum Guaranteed Death Benefit associated with Applicable Funds and the end of period Minimum Guaranteed Death Benefit associated with Applicable Funds.

5.5% Solution and 7% Solution Enhanced Death Benefits
    Average of the beginning of period Minimum Guaranteed Death Benefit associated with Applicable Funds and the end of period Minimum Guaranteed Death Benefit associated with Applicable Funds.

Deferred Ratchet Death Benefit (ESII Product)
    Average of the beginning of period Minimum Guaranteed Death Benefit associated with Applicable Funds and the end of period Minimum Guaranteed Death Benefit associated with Applicable Funds.

Annual Ratchet Enhanced Death Benefit
    Average of the beginning of period Minimum Guaranteed Death Benefit associated with Applicable Funds and the end of period Minimum Guaranteed Death Benefit associated with Applicable Funds.

Standard Death Benefit
    Average of the beginning of period Minimum Guaranteed Death Benefit associated with Applicable Funds and the end of period Minimum Guaranteed Death Benefit associated with Applicable Funds.

Minimum Guaranteed Accumulation Benefit (10 year benefit)
    Average of the beginning period MGAB Charge Base and the end of period MGAB Charge Base, as defined in the attached rider form.

Minimum Guaranteed Accumulation Benefit (20 year benefit)
    Average of the beginning period MGAB Charge Base and the end of period MGAB Charge Base, as defined in the attached rider form.

Minimum Guaranteed Income Benefit
    Average of the beginning period MGIB Base and the end of period MGIB Base, as defined in the attached rider form.

Minimum Guaranteed Withdrawal Benefit
    Average of the beginning period eligible premiums and credits and the end of period eligible premiums and credits, as defined in the attached rider form.

                                                                    Exhibit 4(i)

GOLDEN AMERICAN                                               MINIMUM GUARANTEED
LIFE INSURANCE COMPANY                                ACCUMULATION BENEFIT RIDER

Golden American is a stock company domiciled in Delaware.

--------------------------------------------------------------------------------
                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                      (HEREINAFTER CALLED WE, US AND OUR)

The Contract to which this Rider is attached is hereby modified by the provisions of this Rider. This Rider's provisions control where there is a conflict between this Rider and the Contract.

Where used in this Rider, the term Contract shall mean Certificate when this Rider is attached to a Certificate. This Rider is effective as of the Contract Date unless a different date, the Rider Date, is stated below. The term Credit is as defined in the Contract. If not defined in the Contract to which this Rider is attached, the Credit shall be zero.

MINIMUM GUARANTEED ACCUMULATION BENEFIT

This Rider provides a Minimum Guaranteed Accumulation Benefit ("MGAB") on the Benefit Date. The Benefit Date is shown on the Schedule Page. On the Benefit Date, if this Rider is in effect, the MGAB is added to the Contract's Accumulation Value. Immediately thereafter, this Rider will terminate.

The MGAB is equal to the greater of: (1) the MGAB Base on the Benefit Date less the Accumulation Value of the Contract on the Benefit Date and (2) zero.

MGAB BASE

If this Rider is effective as of the Contract Date, the initial MGAB Base is equal to the initial premium paid for the Contract plus any Credits. If this Rider is added to a Contract after the Contract Date, the initial MGAB Base shall be equal to the Accumulation Value on the Rider Date. Thereafter, the MGAB Base is increased by Eligible Premiums paid and Credits thereon, and reduced by any Prorata Partial Withdrawal Adjustments, reduced by transfer Adjustments, and accumulated at the MGAB Rate.

Eligible premium, and any applicable Credits, are premiums added to the Contract within [2] years after the Rider Date. Premium paid more than [two] years after the Rider Date will not be included in the calculation of the MGAB Base.

The MGAB Base is calculated separately for the Accumulation Value allocated between the Special Funds and non-Special Funds. The MGAB Base for determining the MGAB on the Benefit Date equals the sum of: (1) the lesser of the MGAB Base allocated to Special Funds and the Accumulation Value in Special Funds and
(2) the MGAB Base for non-Special Funds.

MGAB RATE

The MGAB Rate is equal to the rate stated on the Schedule Page for this Rider.

SPECIAL FUNDS

Where used in this Rider the Special Funds, if any, are listed on the Schedule Page. The Company reserves the right to classify newly available divisions as Special Funds from the date of their availability to the Owner. The Company may reclassify an existing division as a Special Fund or remove such designation. Such reclassification shall be made with 30 days notice to Contract Owners, and will apply to amounts transferred or otherwise added to such division after the date of change.

PRORATA PARTIAL WITHDRAWAL ADJUSTMENT

The MGAB Base and MGAB Charge Base will be reduced by Prorata Partial Withdrawal Adjustments each time a partial withdrawal is made. The Prorata Partial Withdrawal Adjustment is equal to (1) divided by (2), multiplied by (3), where:
(1) is the Accumulation Value withdrawn; (2) is the Accumulation Value immediately prior to withdrawal; and (3) is the amount of MGAB Base or MGAB Charge Base (as appropriate) immediately prior to the withdrawal. Separate adjustments will apply to Special and non-Special Funds.

TRANSFER ADJUSTMENT

The MGAB Base and MGAB Charge Base will be reduced for each transfer within [three] years before the Benefit Date. The Transfer Adjustment is equal to
(1) divided by (2), multiplied by (3), where: (1) is the Accumulation Value transferred; (2) is the Accumulation Value immediately prior to a transfer; and
(3) is the amount of MGAB Base or MGAB Charge Base (as appropriate) immediately prior to the transfer. Special adjustments will apply to Special and non-Special Funds.

APPLYING THE MGAB

On the Benefit Date the MGAB is calculated and added to the Accumulation Value. Allocation of the benefit to the divisions of the Variable Separate Account is done proportionately based on the amount of Accumulation Value invested in each division on the date the MGAB is applied. If no part of the Contract's Accumulation Value is invested in the Variable Separate Account, the MGAB will be allocated to the Liquid Asset Division, or its successor, unless otherwise directed by you prior to the Benefit Date. Once the MGAB has been applied, the Contract's Accumulation Value will reflect the MGAB and it shall be subject to all rights available to you. The benefit is not treated as premium in the determination of any Contract or Rider benefits, and you will receive no Credit.

MGAB WAITING PERIOD

The Waiting Period is the period from the Rider Date to the Benefit Date. During the Waiting Period, Rider Charges apply. This Rider may not be cancelled during the Waiting Period, except as provided in this Rider.

MGAB CHARGES

Charges for this Rider will be deducted from the Contract's Accumulation Value. The rate and frequency of deduction of charges are stated on the Schedule Page. Deduction dates are measured from the Contract Date. The charge is a percentage of the MGAB Charge Base, as of the deduction date. It is deducted in arrears from the portion of Accumulation Value allocated to the Variable Separate Account in proportion to the Accumulation Value in each division. If there is insufficient Accumulation Value in the separate account, charges will be deducted from the Fixed Division nearest maturity. An MVA adjustment may be applied to charges deducted from the Fixed Division. We may charge less than the maximum. The maximum charge is stated on the Schedule Page. No charges will be deducted after the Benefit Date.

If the Contract to which the Rider is attached is terminated by surrender, cancellation or application of the Contract's value to an Income Benefit, the Rider charge for the current period will be deducted from the Accumulation Value prior to termination of the Contract. Charges will be calculated using the MGAB Charge Base immediately prior to termination.

MGAB CHARGE BASE

The MGAB Charge Base is equal to the initial MGAB Base, plus Eligible Premiums paid, plus any credits there on, reduced by Prorata Partial Withdrawal and Transfer Adjustments. The MGAB Charge Base is calculated separately for Accumulation Value allocated to Special Funds and non-Special Funds.

TRANSFERS

Net transfers from Special to non-Special Funds will reduce the MGAB Base and MGAB Charge Base allocated to Special Funds on a pro-rata basis. If such transfer is made more than 3 years before the Benefit Date, there will be a corresponding increase in the MGAB Base and MGAB Charge Base for non-Special Funds. The amount of such increase will equal the lesser of the reduction in MGAB Base and MGAB Charge Base allocated to Special Funds and the net Accumulation Value transferred.

Net transfers from non-Special Funds will reduce the MGAB Base and MGAB Charge Base allocated to the non-Special Funds on a prorata basis. If the transfer is made more than 3 years before the Benefit Date, there will be a corresponding increase in the MGAB Base and MGAB Charge Base for Special Funds. If applicable, the resulting increase in the MGAB Base and MGAB Charge Base allocated to Special Funds will equal the reduction in the MGAB Base and MGAB Charge Base allocated to non-Special Funds, respectively.

CANCELLATION OF RIDER

If an Option to Cancel Date is shown in the schedule, the Owner may cancel this Rider on the Cancel Date. A written request to cancel must be received by the Company in the 30 day period prior to the Cancel Date. Upon cancellation of this Rider, no further charges for this Rider will be deducted and all rights under this Rider shall cease. No Rider benefits will be paid at cancellation nor will Rider Charges be refunded. The Company may make available other Rider Cancellation dates.

RIDER TERMINATION

This Rider will terminate immediately upon occurrence of any of the following:

    1.  If the Contract to which this Rider is attached terminates;
    2. If you die, unless the Contract is continued on the life of your spouse, in which case the Rider will continue with your surviving spouse as Owner;
    3.  If you are not a natural person and the Annuitant dies;

    4. If the ownership of this Contract changes and the new Owner is other than the spouse of the previous Owner.
    5. If the Accumulation Value is insufficient to cover the MGAB Charge deduction.

This Rider has no surrender value or other non-forfeiture benefits upon termination. Prior to the Benefit Date this Rider does not provide any benefits.

Rider Date:     -------------------------
(if other than Contract Date)

Signed:         /s/    Barnett Chernow
                -----------------------------
                Barnett Chernow

                                                                    Exhibit 4(j)

GOLDEN AMERICAN                                               MINIMUM GUARANTEED
LIFE INSURANCE COMPANY                                      INCOME BENEFIT RIDER

Golden American is a stock company domiciled in Delaware.

--------------------------------------------------------------------------------
                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                      (HEREINAFTER CALLED WE, US AND OUR)

The Contract to which this Rider is attached is hereby modified by the provisions of this Rider. This Rider's provisions control when there is a conflict between this Rider and the Contract.

Where used in this Rider the term Contract shall mean Certificate when this Rider is attached to a Certificate. This Rider becomes effective as of the Contract Date unless a different date, the Rider Date, is stated below. The term Credit is as defined in the Contract. If not defined in the Contract to which this Rider is attached, the Credit shall be zero.

MINIMUM GUARANTEED INCOME BENEFIT

This Rider provides an option to take the Minimum Guaranteed Income Benefit ("MGIB") instead of the annuity benefits payable under the Contract. This option may only be exercised at specified times, Exercise Dates, as described below and on the Schedule Page. This Rider has no cash surrender value.

MGIB provides a minimum periodic income. MGIB will be paid monthly, unless you elect to receive it less frequently. You can elect to receive MGIB on a monthly, quarterly, semi-annual, or annual basis. Payments may be subject to company minimums.

To elect to receive the MGIB, you must provide us a written election. Such election must be received by us within the 30 days prior to an Exercise Date. Your election will become effective as of the Exercise Date following receipt of your request. Exercise Dates are shown on the Schedule Page. On the Exercise Date that you elect to begin receiving the MGIB, the Contract terminates, and no other benefits under the Contract are payable. If the Contract terminates for any other reason, this Rider terminates and provides no benefits.

MGIB is determined as follows:

1) The MGIB Benefit Base on the Exercise Date less any surrender charges and premium tax and after any market value adjustments, is multiplied by;
2)  The applicable MGIB Income Factor on the Exercise Date.

The MGIB Benefit Base for determining the MGIB on the Exercise Date equals the sum of (1) the Accumulation Value in Special Funds and (2) the MGIB Base for non-Special Funds.

MGIB BASE

If this Rider is effective as of the Contract Date, the initial MGIB Base is equal to the initial premium paid for the Contract plus any credits. If this Rider is added to a Contract after the Contract Date, the initial MGIB Base shall be equal to the Accumulation Value on the Rider Date.

Thereafter, the MGIB Base is increased by Eligible Premiums, and Credits thereon reduced by any Prorata Partial Withdrawal Adjustments and accumulated for the calculation period at the MGIB Rate. Eligible Premiums are defined in the Schedule Page. The MGIB Base is calculated separately for Special Funds and non-Special Funds.

MGIB RATE

The MGIB Rate is equal to the rate stated on the Schedule Page for this Rider.

On the earlier of: (1) the Contract Anniversary on which the Owner's attained age equals the MGIB maximum age stated in the Schedule, or (2) the date the MGIB Base is equal to or would exceed the Maximum MGIB Base, the MGIB Rate will be set to [zero.]

SPECIAL FUNDS

Where used in this Rider the Special Funds, if any, are listed on the Schedule Page. We reserve the right to classify newly available divisions as Special Funds from the date of availability to the Owner. We may also reclassify an existing division as Special Funds or remove such designation. Such reclassification shall be made with 30 days notice to Contract Owners, and will apply to amounts transferred or otherwise added to such division after the date of change.

PRORATA PARTIAL WITHDRAWAL ADJUSTMENT

The MGIB Base will be reduced by a Prorata Partial Withdrawal Adjustment each time a partial withdrawal is made. The Prorata Partial Withdrawal Adjustment is equal to (1) divided by (2), multiplied by (3), where: (1) is the Accumulation Value withdrawn; (2) is the Accumulation Value immediately prior to withdrawal; and (3) is the amount of MGIB Base immediately prior to the withdrawal. Separate adjustments will apply to Special and non-Special Funds.

TRANSFERS

Net transfers from Special to non-Special Funds will reduce the MGIB Base allocated to Special Funds on a pro-rata basis. There will be a corresponding increase in the MGIB Base for non-Special Funds. The amount of such increase will equal the lesser of the reduction in MGIB Base allocated to Special Funds and the net Accumulation Value transferred.

Net transfers from non-Special Funds will reduce the MGIB Base allocated to the non-Special Funds on a prorata basis. There will be a corresponding increase in the MGIB Base for Special Funds. The resulting increase in the MGIB Base allocated to Special Funds will equal the reduction in the MGIB Base allocated to non-Special Funds.

MAXIMUM MGIB BASE

The Maximum MGIB Base is shown or defined on the Schedule Page. Any addition to the Accumulation Value due to spousal continuation will have no effect on the MGIB Base or the Maximum MGIB Base. The Maximum MGIB Base is calculated separately for Special Funds and non-Special Funds. Transfers between Special Funds and non-Special Funds will affect the Maximum MGIB Base on a prorata basis.

MGIB CHARGES

Charges for this Rider will be deducted from the Contract's Accumulation Value. The rate and frequency of deduction of charges are stated on the Schedule Page. Deduction dates are measured from the Contract Date. The charge is a percentage of the total MGIB Base as of the deduction date. It is deducted in arrears from the portion of Accumulation Value allocated to the Variable Separate Account in proportion to the Accumulation Value in each division. If there is insufficient Accumulation Value in the separate account, charges will be deducted from the Fixed Division nearest maturity. An MVA adjustment may be applied to charges deducted from the Fixed Division. We may charge less than the maximum. The maximum charge is stated on the Schedule Page.

If the Contract to which the Rider is attached is terminated by surrender, cancellation or application of the Contract's value to an Income Benefit, the Rider charge for the current period will be deducted from the Accumulation Value prior to termination of the Contract. Charges will be calculated using the MGIB Charge Base immediately prior to termination.

RIDER TERMINATION

This Rider will terminate immediately under any of the following circumstances:

    1.  If the Contract to which this Rider is attached terminates;
    2. If you die, unless the Contract is continued on the life of your spouse, in which case the Rider will continue with your surviving spouse as Owner; or,
    3.  If the Owner is not a natural person and the Annuitant dies.
    4. If the Ownership of this Contract changes and the new Owner is other than the spouse of the previous Owner.
    5. If the Accumulation Value is insufficient to pay the MGIB Charge deduction.

PREMIUM TAX

Any premium taxes paid by us relating to premiums for the Contract will be deducted from the MGIB Benefit Base prior to determining the amount of MGIB payable.

NOTIFICATION

The Company will notify the Owner 30 days prior to an Exercise Date of the Owner's options on that Exercise Date.

MGIB INCOME FACTORS

MGIB Income Factors are calculated using interest at a rate of [2.5%] per annum and, where applicable, the [Annuity 2000] Mortality Table [with improvements based on Projection Scale G]. The following are the MGIB Income Options available:

1) Income for Life (Single Life or Joint with 100% Survivor) with 10-30 Years Certain;
2)  Years Certain Income for 20-30 Years Certain.
3) Any other Income Plan offered by the Company in connection with the Rider on the Exercise Date.

Monthly Income Factors for certain ages are shown below. Factors shown are per $1000 of Rider proceeds applied to the Income Option. Income Factors for other ages and/or payment frequencies are available upon request.

Income Payments made under Option 1 will be paid for a minimum period (Certain period) and for the life of the payee after the Certain period. If the payee dies during the Certain period, payments will continue until the end of the Certain period, but will be paid to the Beneficiary.

Income Factors for Option 1 vary by sex and attained Age of the payee on the Exercise Date that MGIB begins.

                            TABLE OF INCOME FOR LIFE

                                                   YEARS
               MALE/FEMALE      MALE/FEMALE       CERTAIN
    AGE      10 YEAR CERTAIN  20 YEAR CERTAIN  YEARS  INCOME

[50.......       3.56/3.33        3.49/3.29      20     5.27
55........       3.91/3.63        3.78/3.56      21     5.08
60........       4.37/4.02        4.12/3.89      22     4.90
65........       4.96/4.54        4.47/4.27      23     4/74
70........       5.71/5.24        4.81/4.66      24     4.60
75........       6.59/6.13        5.06/4.98      25     4.46
80........       7.52/7.18        5.21/5.18      26     4.34
85........       8.35/8.17        5.26/5.26      27     4.22
90........       8.94/8.87        5.27/5.27      28     4.12
                                                 29     4.02
                                                 30     3.93]

This Rider has no surrender value or other non-forfeiture benefits upon termination. This Rider may not be cancelled unless the Contract is terminated.

Rider Date:     -------------------------
(if other than Contract Date)

Signed:         /s/    Barnett Chernow
                -----------------------------
                Barnett Chernow

                                                                    Exhibit 4(k)

GOLDEN AMERICAN                                               MINIMUM GUARANTEED
LIFE INSURANCE COMPANY                                  WITHDRAWAL BENEFIT RIDER

Golden American is a stock company domiciled in Delaware.

--------------------------------------------------------------------------------
                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
                      (HEREINAFTER CALLED WE, US AND OUR)

The Contract to which this Rider is attached is hereby modified by the provisions of this Rider. The Rider's provisions shall control when there is a conflict between this Rider and the Contract.

Where used in this Rider, the term Contract shall mean Certificate when the Rider is attached to a Certificate. This Rider becomes effective as of the Contract Date unless a different Rider Date is stated below. If not defined in the Contract to which this Rider is attached, the Credit shall be zero.

Benefits provided and charges made under the terms and conditions of this Rider are described below. Under specified circumstances, this Rider may provide periodic payments, a commuted value, or a death benefit. A periodic charge to the Contract's Accumulation Value will be made prior to the date that any Rider benefits become payable. This Rider will remain in effect until terminated under conditions described below.

GUARANTEED WITHDRAWAL

On the Rider Date, this Rider is placed in Guaranteed Withdrawal Status. Thereafter, while this status is maintained, this Rider does not modify rights of the Owner under the Contract and no Rider Benefits are provided. This status will be maintained while all of the following conditions exist:

1)  The MGWB Base and the Accumulation Value are both greater than zero;
2) The latest Annuity Commencement Date under the Contract has not been reached;
3)  The Contract has not been surrendered or otherwise terminated; and
4)  The Rider has not been cancelled or otherwise terminated.

If the MGWB Base is reduced to zero while the Rider is in Guaranteed Withdrawal Status, this Rider will terminate and no Rider benefits will be payable.

AUTOMATIC WITHDRAWAL STATUS

If the Accumulation Value is reduced to zero while the Rider is in Guaranteed Withdrawal Status, the status changes to Automatic Withdrawal Status ("AWS") and the Minimum Guaranteed Withdrawal Benefit ("MGWB") will be payable, subject to conditions described below. MGWB consists of:

1)  MGWB Periodic Payments; and
2)  MGWB Death Benefit.

If this Rider enters AWS, the Contract is modified as follows:

1)  No further premiums will be accepted;

2) The Contract will provide no further benefits other than as provided in this Rider; and
3) Any other Riders attached to the Contract shall terminate unless specified otherwise in the Rider.

After this Rider enters AWS, the Contract and this Rider will terminate at the earliest of the following:

1)  Payment of the final MGWB Periodic Payment;
2)  Payment of the Commuted Value; and
3)  Payment of the MGWB Death Benefit.

MGWB PERIODIC PAYMENTS

MGWB Periodic Payments will be made annually, and will begin on the Contract Anniversary following the date the Rider enters AWS. The amount of each MGWB Periodic Payment equals the Maximum Annual Withdrawal ("MAW"), until the MGWB Base is reduced to zero. If the MGWB Base is less than or equal to the Maximum Annual Withdrawal at the time an MGWB Periodic Payment is due, that payment will equal the remaining MGWB Base, and it will be the final MGWB Periodic Payment.

COMMUTED VALUE

At the Annuity Commencement Date, the Commuted Value will be paid to the Owner. Commuted Value will be the present value of any remaining MGWB Periodic Payments. The interest rates used to determine the commuted value of the payments are listed or described on the Schedule Page.

MGWB DEATH BENEFIT

If the Owner dies while the Rider is in AWS, MGWB Periodic Payments will cease and the MGWB Death Benefit will be payable.

If the Rider Death Benefit Option is One (1) and the MAW was never exceeded in any year, the MGWB Death Benefit will be the death benefit provided under the terms of the Contract, determined by treating the Alternate Death Benefit, if applicable, and the Accumulation Value as zero and MGWB Periodic Payments as Special Partial Withdrawals.

If the Rider Death Benefit Option is Two (2) or the MAW was ever exceeded, the MGWB Death Benefit shall be the remaining MGWB Base.

MGWB BASE

On the Rider Date, the MGWB Base equals 100% of Eligible Premiums plus [100%] of any applicable credits. Thereafter, the MGWB Base is increased by payment of additional Eligible Premiums, adjusted for any Partial Withdrawals and any Rider benefits paid.

Eligible Premiums are premiums paid within 2 years after the Rider Date. If the Rider Date is other than the Contract Date, Eligible Premiums also includes the Accumulation Value on the Rider Date.

The MGWB Base is calculated separately for Special Funds and non-Special Funds. The MGWB Base equals the sum of (1) the lesser of the MGWB Base allocated to Special Funds and the Accumulation Value in Special Funds and (2) the MGWB Base for non-Special Funds.

PARTIAL WITHDRAWAL ADJUSTMENTS

The MGWB Base will be reduced for any withdrawals taken. For withdrawals up to the Maximum Annual Withdrawal in a Contract year, the MGWB Base for non-Special Funds will be reduced by the amount of the withdrawal. Any withdrawals in excess of the Maximum Annual Withdrawal will reduce the MGWB Base for non-Special Funds by the proportion that the withdrawal bears to the Accumulation Value. Withdrawals from Special Funds will reduce MGWB Base for Special Funds prorata. Any MGWB Periodic Payments will reduce the MGWB Base by the amount of the payment.

SPECIAL FUNDS

Where used in this Rider the Special Funds if any, are listed on the Schedule Page. We reserve the right to classify newly available divisions as Special Funds from the date of availability to the Owner. We may also reclassify an existing division as Special Funds or remove such designation. Such reclassification shall be made with 30 days notice to Contract Owners, and will apply to amounts transferred or otherwise added to such division after the date of change.

TRANSFERS

Net transfers from Special to non-Special Funds will reduce the MGWB Base allocated to Special Funds on a pro-rata basis. There will be a corresponding increase in the MGWB Base for non-Special Funds. The amount of such increase will equal the lesser of the reduction in MGWB Base allocated to Special Funds and the net Accumulation Value transferred.

Net transfers from non-Special Funds will reduce the MGWB Base allocated to the non-Special Funds on a prorata basis. There will be a corresponding increase in the MGWB Base for Special Funds. If applicable, the resulting increase in the MGWB Base allocated to Special Funds will equal the reduction in the MGWB Base allocated to non-Special Funds.

MAXIMUM ANNUAL WITHDRAWAL ("MAW")

The initial Maximum Annual Withdrawal is on the Schedule Page. If withdrawals in any Contract Year exceed the Maximum Annual Withdrawal, the Maximum Annual Withdrawal available in subsequent years will be reduced by the proportion that the withdrawal bears to the Accumulation Value.

MGWB CHARGE

The rate of the MGWB Charge is stated in the Schedule. The MGWB charge is the rate multiplied by [100%] of the Eligible Premiums plus 100% of any Credits and is deducted quarterly, in arrears, from the Accumulation Value. Deduction Dates are measured from the Contract Date. The MGWB Charge will be deducted from the Accumulation Value in the Variable Separate Account divisions, in the same proportion that the accumulation value in each division bears to the total Accumulation Value in the Variable Separate Account. If there is insufficient accumulation value in the Variable Separate Account, charges will be deducted from the Fixed Division nearest maturity. An MVA adjustment may be applied to charges deducted from the Fixed Division.

We may charge a charge less than the maximum charge. The maximum charge on the Rider Date is stated on the Schedule.

If the Contract to which this Rider is attached is terminated by surrender, cancellation or application of the Contract's Value to an Income Benefit, the Rider Charge for the current period will be deducted from the Accumulation Value prior to termination of the Contract. Charges will be calculated using the Eligible Premiums immediately prior to termination.

DEATH OF OWNER

At the death of any Owner while this Rider is in Guaranteed Withdrawal Status, this Rider terminates and no further Rider benefits are provided. However, if the surviving spouse of the deceased Owner continues the Contract as their own, this Rider will continue in effect.

CHANGE OF OWNER

Except as provided above under Death of Owner, upon change of Owner while this Rider is in force, this Rider shall terminate and no Rider benefits will thereafter be payable.

This Rider has no surrender value or other non-forfeiture benefits upon termination. This Rider may not be cancelled unless the Contract is terminated.

Rider Date:     -------------------------
(if other than Contract Date)

Signed:         /s/    Barnett Chernow
                -----------------------------
                Barnett Chernow

                                                                    Exhibit 4(l)

GOLDEN AMERICAN                                                         EXCLUDED
LIFE INSURANCE COMPANY                                         FUNDS ENDORSEMENT

Golden American is a stock company domiciled in Delaware.

--------------------------------------------------------------------------------
On the Endorsement Effective Date, the provisions of the Rider to which this endorsement is attached are amended as follows. If no Endorsement Effective Date is shown, the Endorsement Effective Date is the same as the Rider Date. Where used in this Endorsement, the term Contract shall include any Certificate to which this Endorsement is attached. The terms used in this Endorsement shall be interpreted to apply only to the portion of the Contract values allocated to Excluded Funds. Where used in this Endorsement the term Rider shall mean Minimum Guaranteed Income Benefit Rider, Minimum Guaranteed Accumulation Benefit Rider or Minimum Withdrawal Benefit Rider, as appropriate.

When the Owner elects to invest in an Excluded Fund, as defined herein, components of the Rider which are calculated based on the Accumulation Value of the Contract to which this Rider is attached will be calculated in accordance with this endorsement. When an investment is made in an Excluded Fund, any guarantee of the Rider may be permanently affected by such investment regardless of any future allocation of Accumulation Value.

RIDER BENEFIT CALCULATIONS

For each Rider Benefit component described in the Rider, except Cash Surrender Value where applicable, the portion that represents Excluded Funds will equal or be based on the Accumulation Value allocated to Excluded Funds.

For purposes of allocating each such Rider Benefit component between Excluded Funds and non-Excluded Funds, the following rules apply. For each component described in the Rider, a corresponding Excluded Funds Rider Benefit Base is maintained. Each Excluded Funds Rider Benefit Base has the same definition as the Rider Benefit component of the Rider with respect to premiums, credits, and withdrawals, except that it applies only to investment in Excluded Funds. Rider benefits calculated for Excluded Funds will be based on the lesser of the Accumulation Value or the applicable Rider Benefit component.

TRANSFERS

Transfers from Excluded Funds to non-Excluded Funds will reduce all Rider Benefit component(s) for Excluded Funds on a prorata basis. The resulting increase in each non-Excluded Funds Rider Benefit Base will equal the lesser of the reduction in the Rider Benefit component for Excluded Funds and the net Accumulation Value transferred.

Transfers from non-Excluded Funds to Excluded Funds will reduce each non-Excluded Funds Rider Benefit Base on a prorata basis. The resulting increase in the Rider Benefit component(s) for Excluded Funds will equal the reduction in non-Excluded Funds Rider Benefit Base.

Adjustments for transfers involving Excluded Funds and Special Funds, where applicable, will be calculated separately from adjustments for transfers involving Excluded Funds and non-Special Funds. Special Funds, if any, are described in the Contract.

EXCLUDED FUNDS

Where used in this Endorsement, Excluded Funds are as designated by the Company. We may add newly available divisions as Excluded Funds. We may also reclassify an existing division as an Excluded Fund or remove such designation upon 30 days notice to you. Such re-classification will apply to amounts transferred or otherwise added to such division after the date of change.

All other provisions of the Contract to which this Endorsement is attached remain unchanged.

Endorsement Effective Date:

Signed:         /s/    Barnett Chernow
                -----------------------------
                Barnett Chernow

                                                                    Exhibit 4(m)

GOLDEN AMERICAN                                         GUARANTEED DEATH BENEFIT
LIFE INSURANCE COMPANY                                  AND TRANSFER ENDORSEMENT

Golden American is a stock company domiciled in Delaware.

--------------------------------------------------------------------------------
On the Endorsement Effective Date, the provisions of the Contract to which this endorsement is attached are amended as follows. If no Endorsement Effective Date is shown, the Endorsement Effective Date is the same as the Contract Date. Where used in this Endorsement, the term Contract shall include any Certificate to which this Endorsement is attached. Where the provisions of this Endorsement conflict with the provisions of the Contract as of the Endorsement Effective Date, the provisions of this Endorsement will control.

DEATH BENEFIT

The Death Benefit is the greatest of (i), (ii), (iii) and (iv) below, where:

(i) is the Accumulation Value less any Credits applied within [12] months of the date of death;
(ii) is the lesser of (a) and (b), less any Credits applied within [12] months of the date of death, where (a) is the Guaranteed Death Benefit and (b) is the Maximum Guaranteed Death Benefit;
(iii) is the Cash Surrender Value; and
(iv) is the Minimum Death Benefit, less any Credits applied within [12] months of the date of death.

MINIMUM DEATH BENEFIT

The Minimum Death Benefit shall be the sum of the following:
    1.  The Accumulation Value allocated to Special Funds; and
    2.  Adjusted Premium for non-Special Funds.

Adjusted Premium for non-Special Funds shall mean all premium and any credits allocated to non-Special Funds, plus an adjustment for any amounts transferred to non-Special Funds, less a prorata adjustment for any amounts transferred or withdrawn from non-Special Funds. The amount of the prorata adjustment will equal (a) times (b) divided by (c), where: (a) is the Adjusted Premium for non-Special Funds prior to the transfer or withdrawal; (b) is the Accumulation Value of the transfer or withdrawal; and (c) is the Accumulation Value allocated to non-Special Funds before the transfer or withdrawal. Adjusted Premium for Special Funds has the same definition, but with respect to amounts allocated to Special Funds.

Transfers from Special Funds increase the Adjusted Premium for non-Special Funds by the lesser of the reduction of the Adjusted Premium for Special Funds and net Accumulation Value transferred. Transfers from non-Special Funds increase the Adjusted Premium for Special Funds by the reduction in the Adjusted Premium for non-Special Funds.

GUARANTEED DEATH BENEFIT

The Guaranteed Death Benefit for the Contact is equal to the sum of I and II below.

I.   The Guaranteed Death Benefit Base for non-Special Funds
II.  The Accumulation Value allocated to Special Funds

On the Contract Date, the Guaranteed Death Benefit Base for non-Special Funds is the initial premium plus any Credit, if applicable, allocated to non-Special Funds. On subsequent Valuation Dates, the Guaranteed Death Benefit Base for non-Special Funds is calculated as follows:

    (1) Start with the Guaranteed Death Benefit Base for non-Special Funds on the prior Valuation Date.
    (2) Calculate interest on (1) for the current Valuation Period at the Guaranteed Death Benefit Interest Rate for non-Special Funds.
    (3) Add (1) and (2).
    (4) Add to (3) any additional premiums and any Credits allocated to non-Special Funds during the current Valuation Period.
    (5) Add to (or subtract from) (4) adjustments for transfers from (to) Special Funds made during the Valuation Period.
    (6) Subtract from (5) the amount of any Special Partial Withdrawal Adjustments and Prorata Partial Withdrawal Adjustments for any partial withdrawals made from non-Special Funds during the current Valuation Period.

The Guaranteed Death Benefit Base for Special Funds has a corresponding definition, but with respect to amounts allocated to Special Funds.

Transfers from Special Funds to non-Special Funds will reduce the Guaranteed Death Benefit Base for Special Funds on a prorata basis. The resulting increase in the Guaranteed Death Benefit Base for non-Special Funds will equal the lesser of the reduction in the Guaranteed Death Benefit Base for Special Funds and the net Accumulation Value transferred.

Transfers from non-Special Funds to Special Funds will reduce the Guaranteed Death Benefit Base for non-Special Funds on a prorata basis. The resulting increase in the Guaranteed Death Benefit Base for Special Funds will equal the reduction in Guaranteed Death Benefit Base for non-Special Funds.

GUARANTEED DEATH BENEFIT INTEREST RATE

The Guaranteed Death Benefit Interest Rate is [7%] compounded annually, except:

    (a) For any portion of the Guaranteed Death Benefit Base for Special Funds, the Guaranteed Death Benefit Interest Rate is [7%] (compounded annually); and
    (b) For any valuation period ending after the contract anniversary on which the Owner attains age [80], or after the Maximum Guaranteed Death Benefit has been reached, the Guaranteed Death Benefit Interest Rate is [0%].

SPECIAL FUNDS

Where used in this Endorsement, Special Funds are [the Liquid Asset Division, the Limited Maturity Bond Division, the Fixed Allocations and the Guaranteed Interest Division]. We may add newly available divisions as Special Funds. We may also reclassify an existing division as a Special Fund or remove such designation upon 30 days notice to you. Such reclassification will apply to amounts transferred or otherwise added to such division after the date of change. We may reduce the Mortality and Expense Risk Charge (if applicable) for that portion of the Contract invested in a Special Fund.

MAXIMUM GUARANTEED DEATH BENEFIT

The Maximum Guaranteed Death Benefit is equal to [three] times premium paid, plus [three] times any Credits, reduced by the amount of any Partial Withdrawal Adjustments. The Maximum Guaranteed Death Benefit is allocated proportionally based on the Contract's allocation to Special and non-Special funds. Transfers and withdrawals will affect the allocation of the Maximum Guaranteed Death Benefit at the same proportion among the Special and non-Special Funds that they bear to the Accumulation Value transferred or withdrawn. Any addition due to spousal continuation will not affect the Maximum Guaranteed Death Benefit or the Guaranteed Death Benefit Base.

SPECIAL AND PRORATA PARTIAL WITHDRAWAL ADJUSTMENTS

For any partial withdrawal, the Death Benefit components will be reduced by Prorata Partial Withdrawal Adjustments. A Prorata Partial Withdrawal Adjustment will be made unless a Special Partial Withdrawal Adjustment applies to the component for the withdrawal. Special Partial Withdrawal Adjustments are made when partial withdrawals in any Contract Year do not exceed [7%] of the sum of cumulative premiums and any Credits, but only if partial withdrawals in each prior year did not exceed [7%] of the sum of premiums paid and any Credits prior to that year. The Special Partial Withdrawal Adjustment is equal to the amount of the Accumulation Value withdrawn. Special Partial Withdrawal Adjustments are applicable only in the calculation of the Maximum Guaranteed Death Benefit and the Guaranteed Death Benefit Base, and in all other cases withdrawals are treated as Prorata Partial Withdrawal Adjustments.

The Prorata Partial Withdrawal Adjustment to a Death Benefit component is equal to (1) divided by (2), multiplied by (3), where: (1) is the Accumulation Value withdrawn; (2) is the Accumulation Value immediately prior to withdrawal; and
(3) is the amount of the applicable Death Benefit component immediately prior to the withdrawal. Separate adjustments will apply to the amounts in the Special and non-Special Funds.

CHANGE OF OWNER

A change of Owner from a sole Owner to a sole Owner (where there have never been multiple Owners designated) will result in recalculation of the Death Benefit, the Guaranteed Death Benefit, and the Maximum Guaranteed Death Benefit. If the new Owner's attained age at the time of the change is less than [80], the Guaranteed Death Benefit and the Maximum Guaranteed Death Benefit in effect prior to the change will remain in effect and the Death Benefit provision shall apply. If the new Owner's attained age at the time of the change is [80] or greater, but not greater than [85]:

(a) The Guaranteed Death Benefit and the Maximum Guaranteed Death Benefit following the change will be zero; and
(b) The Death Benefit will then be the greatest of:
    1)  the Cash Surrender Value;
    2) the Accumulation Value, less any Credits applied within [12] months prior to the date of death; and
    3) the Minimum Death Benefit, less any Credits applied within [12] months prior to the date of death.

If ownership changes result in multiple Owners or if there has ever been multiple Owners, the Guaranteed Death Benefit and the Maximum Guaranteed Death Benefit shall be set to zero. If the oldest Owner is age [85] or younger at the time of the change, the Death Benefit will then be the greatest of (b) 1, (b) 2 or (b) 3 above.

If any Owner's or oldest multiple Owners' attained age is [86] or greater at the time of the change, the Guaranteed Death Benefit, the Minimum Death Benefit, and the Maximum Guaranteed Death Benefit will be zero, and the Death Benefit will then be the Cash Surrender Value.

When a change of Owner reduces the Guaranteed Death Benefit and the Maximum Guaranteed Death Benefit to zero, there will be a reduction in the mortality and expense risk charge.

SPOUSAL CONTINUATION UPON DEATH OF OWNER

If at the Owner's death, the surviving spouse of the deceased Owner is the Beneficiary and such surviving spouse elects to continue the contract as their own pursuant to Internal Revenue Code Section 72(s) or the equivalent provisions of U.S. Treasury Department rules for qualified plans, the following will apply:

(a) If the greater of (ii) and (iv) in the Death Benefit provision as of the date we receive due proof of death of the Owner minus the Accumulation Value, also as of that date, is greater than zero, we will add such difference to the Accumulation Value. Such addition will be allocated to the divisions of the Separate Account in the same proportion as the Accumulation Value in each division bears to the Accumulation Value in the Separate Account. If there is no Accumulation Value in the Separate Account, the addition will be allocated to the Liquid Asset division, or its successor.
(b) The Guaranteed Death Benefit and the Maximum Guaranteed Death Benefit will continue to apply, using the surviving spouse's age as the determining age.
(c) At subsequent surrender, any surrender charge applicable to premiums paid prior to the date we receive due proof of death of the Owner will be waived. Any premiums paid later will be subject to any applicable surrender charge.

This addition to Accumulation Value is available only to the spouse of the Owner as of the date of death of the Owner if such spouse under the provisions of this Contract elects to continue the Contract as their own.

DEDUCTIONS FROM THE DIVISIONS

MORTALITY AND EXPENSE RISK CHARGE -- We deduct a charge from the assets in each Separate Account division on a daily basis of not more than [0.004976%] (equivalent to an annual maximum rate of [1.80%]) for mortality and expense risks. The charge is not deducted from the Fixed Account or General Account accumulation values.

RESTRICTED FUNDS

Restricted Funds are subject to limits as to amounts which may be invested or transferred into such divisions. The designation of a division as a Restricted Fund may be changed upon 30 days notice to the Owner with regard to future transfers and premium payments into such division. When a new division is made available it may be designated as a Restricted Fund. If so designated, the rules regarding its restrictions will be sent to the Owner. Listed below are the total Contract limits for Restricted Funds. Listed below are the total Contract limits for Restricted Funds.

                                                                       THRESHOLDS
                                     ------------------------------------------------------------------------------
                                            MAXIMUM
                                        ALLOCATION % OF              MAXIMUM
                                      ACCUMULATION VALUE            PREMIUM %                   DOLLAR CAP
                                      ------------------            ---------                   ----------
Contract Limits....................          [30%]                  [99.999%]                          [$9,999,999]

THRESHOLDS

Each Restricted Fund has one or more thresholds at which point no further amounts may be allocated to that division. Compliance with a threshold is verified whenever there is a transaction initiated which is subject to such threshold (premium payments, transfers, withdrawals). A threshold is applied to the total Accumulation Value of each Restricted Fund. Thresholds may be changed by the Company for new premiums, transfers or withdrawals by Restricted Fund upon 30 day notice.

DOLLAR CAP

The Dollar Cap is the dollar amount at which no further Accumulation Value may be added to Restricted Funds.

PREMIUM THRESHOLD

The threshold for premium by Restricted Fund limits the amount of any premium which may be allocated to that division. Should a request for allocation to a Restricted Fund exceed the limit in effect for that division or for the Contract, any excess over that amount shall be allocated prorata to any non-Restricted Fund(s) in which the Contract is then invested. Should the Contract not be invested in other non-Restricted Funds, the excess will be invested in the Specially Designated Division unless we receive written instructions to do otherwise. Premium allocations must also satisfy the Allocation Threshold.

ALLOCATION THRESHOLD

Allocations into a Restricted Fund are limited to that amount such that the Accumulation Value in that Restricted Fund after such allocation does not exceed the threshold for that division and does not cause the Contract's total limit on allocation to Restricted Funds to be exceeded. If the amount of an allocation would cause either limit to be exceeded, the allocation will only be executed to the extent the lower limit would allow.

Allocations from a Restricted Fund will be allowed even if the amount remaining in the Restricted Fund after an allocation exceeds the Allocation Threshold. If a program of allocations over time is authorized by us, verification of the threshold will be performed at the initiation of such program. If such program is modified at a later date, a testing of thresholds will be done at that time.

THRESHOLDS -- EFFECT ON WITHDRAWALS

If a withdrawal is requested while any Accumulation Value is allocated to Restricted Funds and the Allocation Threshold percentage is currently exceeded, the percentage for funds invested in Restricted Funds for the total Contract, after taking into account the withdrawal, may not be higher than prior to the withdrawal. Should the calculated effect of a withdrawal result in the total Contract threshold being exceeded, the excess portion of the withdrawal will be processed prorata from all variable divisions.

Systematic withdrawals, while the Contract has investments in Restricted Funds, if not withdrawn prorata from all divisions, shall be monitored annually to assure threshold compliance. Should the effect of such withdrawals cause a Restricted Fund to exceed its threshold, the divisions from which the withdrawals are processed may be adjusted to assure that the percentage of Accumulation Value in the Restricted Funds does not increase.

THRESHOLD PROCESSING

For the purpose of calculating any thresholds, the values for the divisions will be determined using the prior day's closing index of investment experience.

All other provisions of the Contract to which this Endorsement is attached remain unchanged.

Endorsement Effective Date:

Signed:         /s/    Barnett Chernow
                -----------------------------
                Barnett Chernow

                                                                    Exhibit 4(n)

GOLDEN AMERICAN                                         GUARANTEED DEATH BENEFIT
LIFE INSURANCE COMPANY                                  AND TRANSFER ENDORSEMENT

Golden American is a stock company domiciled in Delaware.

--------------------------------------------------------------------------------
On the Endorsement Effective Date, the provisions of the Contract to which this endorsement is attached are amended as follows. If no Endorsement Effective Date is shown, the Endorsement Effective Date is the same as the Contract Date. Where used in this Endorsement, the term Contract shall include any Certificate to which this Endorsement is attached. Where the provisions of this Endorsement conflict with the provisions of the Contract as of the Endorsement Effective Date, the provisions of this Endorsement will control.

DEATH BENEFIT

The Death Benefit is the greatest of (i), (ii), (iii) and (iv) below, where:

(i) is the Accumulation Value less any Credits applied within [12] months of the date of death;
(ii) is the Guaranteed Death Benefit less any Credits applied within [12] months of the date of death;
(iii) is the Cash Surrender Value; and
(iv) is The Minimum Death Benefit, less any Credits applied within [12] months of the date of death.

MINIMUM DEATH BENEFIT

The Minimum Death Benefit shall be the sum of the following:

    1.  The Accumulation Value allocated to Special Funds; and
    2.  Adjusted Premium for non-Special Funds.

Adjusted Premium for non-Special Funds shall mean all premium and any credits allocated to non-Special Funds, plus an adjustment for any amounts transferred to non-Special Funds, less a prorata adjustment for any amounts transferred or withdrawn from non-Special Funds. The amount of the prorata adjustment will equal (a) times (b) divided by (c), where: (a) is the Adjusted Premium for non-Special Funds prior to the transfer or withdrawal; (b) is the Accumulation Value of the transfer or withdrawal; and (c) is the Accumulation Value allocated to non-Special Funds before the transfer or withdrawal. Adjusted Premium for Special Funds has the same definition, but with respect to amounts allocated to Special Funds.

Transfers from Special Funds increase the Adjusted Premium for non-Special Funds by the lesser of the reduction of the Adjusted Premium for Special Funds and net Accumulation Value transferred. Transfers from non-Special Funds increase the Adjusted Premium for Special Funds by the reduction in the Adjusted Premium for non-Special Funds.

GUARANTEED DEATH BENEFIT

The Guaranteed Death Benefit for the Contact is equal to the sum of I and II below.

I.   The Guaranteed Death Benefit for non-Special Funds
II.  The Accumulation Value allocated to Special Funds

On the Contract Date, the Guaranteed Death Benefit Base for non-Special Funds is the initial premium plus any Credit, if applicable, allocated to non-Special Funds. On subsequent Valuation Dates, the Guaranteed Death Benefit Base for non-Special Funds is calculated as follows:

(1) Start with the Guaranteed Death Benefit Base for non-Special Funds on the prior Valuation Date.
(2) Add to (1) any additional premium and any Credits allocated to the non-Special Funds during the current Valuation Period and adjustments for transfers from Special Funds during the current Valuation Period and subtract from (1) any adjustment for transfers to Special Funds during the current Valuation Period and any Prorata Partial Withdrawal Adjustments for any Partial Withdrawals taken from non-Special Funds during the current Valuation Period.
(3) On a Valuation Date that occurs on or prior to the Owner's attained age [90], which is also a Contract Anniversary, we set the Guaranteed Death Benefit Base for non-Special equal to the greater of (2) or the Accumulation Value allocated to non-Special Funds as of such date. On all other Valuation Dates, the Guaranteed Death Benefit Base for non-Special Funds is equal to
    (2).

The Guaranteed Death Benefit Base for Special Funds has a corresponding definition, but with respect to amounts allocated to Special Funds.

Transfers from Special Funds to non-Special Funds will reduce the Guaranteed Death Benefit Base for Special Funds on a prorata basis. The resulting increase in the Guaranteed Death Benefit Base for non-Special Funds will equal the lesser of the reduction in the Guaranteed Death Benefit Base for Special Funds and the net Accumulation Value transferred.

Transfers from non-Special Funds to Special Funds will reduce the Guaranteed Death Benefit Base for non-Special Funds on a prorata basis. The resulting increase in the Guaranteed Death Benefit Base for Special Funds will equal the reduction in Guaranteed Death Benefit Base for non-Special Funds.

SPECIAL FUNDS

Where used in this Endorsement, Special Funds are [the Liquid Asset Division, the Limited Maturity Bond Division, the Fixed Allocations and the Guaranteed Interest Division]. We may add newly available divisions as Special Funds. We may also reclassify an existing division as a Special Fund or remove such designation upon 30 days notice to you. Such reclassification will apply to amounts transferred or otherwise added to such division after the date of change. We may reduce the Mortality and Expense Risk Charge (if applicable) for that portion of the Contract invested in a Special Fund.

SPECIAL AND PRORATA PARTIAL WITHDRAWAL ADJUSTMENTS

For any partial withdrawal, the Death Benefit components will be reduced by Prorata Partial Withdrawal Adjustments. The Prorata Partial Withdrawal Adjustment to a Death Benefit component for a partial withdrawal is equal to
(1) divided by (2) multiplied by (3), where: (1) is the Accumulation Value withdrawn; (2) is the Accumulation Value immediately prior to withdrawal; and
(3) is the amount of the applicable Death Benefit component immediately prior to the withdrawal. Separate adjustments will apply to amounts in the Special and non-Special Funds.

CHANGE OF OWNER

A change of Owner from a sole Owner to a sole Owner (where there have never been multiple Owners designated) will result in recalculation of the Death Benefit and the Guaranteed Death Benefit. If the new Owner's attained age at the time of the change is less than [80], the Guaranteed Death Benefit in effect prior to the change will remain in effect and the Death Benefit provision will apply. If the new owner's attained age at the time of the change is [80] or greater, but not greater than [85]:

(a) The Guaranteed Death Benefit following the change will be zero; and
(b) The Death Benefit will then be the greatest of:
    1)  the cash surrender value;
    2) the Accumulation Value, less any Credits applied within [12] months prior to the date of death; and
    3) The Minimum Death Benefit, less any Credit applied within [12] months prior to the date of death.

If ownership changes result in multiple Owners or if there has ever been multiple Owners, the Guaranteed Death Benefit shall be set to zero. If the oldest Owner is age [85] or younger at the time of the change, the Death Benefit will then be the greatest of (b) 1, (b) 2 or (b) 3 above.

If any Owner's or oldest multiple Owners' attained age is [86] or greater at the time of the change, the Guaranteed Death Benefit will be zero, and the Death Benefit will then be the Cash Surrender Value.

When a change of Owner reduces the Guaranteed Death Benefit to zero, there will be a reduction in the mortality and expense risk charge.

SPOUSAL CONTINUATION UPON DEATH OF OWNER

If at the Owner's death, the surviving spouse of the deceased Owner is the Beneficiary and such surviving spouse elects to continue the Contract as their own pursuant to Internal Revenue Code Section 72(s) or the equivalent provisions of U.S. Treasury Department rules for qualified plans, the following will apply:

(a) If the greater of (ii) and (iv) in the Death Benefit provision as of the date we receive due proof of death of the Owner, minus the Accumulation Value, also as of that date, is greater than zero, we will add such difference to the Accumulation Value. Such addition will be allocated to the divisions of the Separate Account in the same proportion as the Accumulation Value in each division bears to the Accumulation Value in the Separate Account. If there is no Accumulation

    Value in the Separate Account, the addition will be allocated to the Liquid Asset division, or its successor.
(b) The Guaranteed Death Benefit will continue to apply, with all age criteria using the surviving spouse's age as the determining age.
(c) At subsequent surrender, any surrender charge applicable to premiums paid prior to the date we receive due proof of death of the Owner will be waived. Any premiums paid later will be subject to any applicable surrender charge.

This addition to Accumulation Value is available only to the spouse of the Owner as of the date of death of the Owner if such spouse under the provisions if this Contract elects to continue the Contract as their own.

DEDUCTIONS FROM THE DIVISIONS

MORTALITY AND EXPENSE RISK CHARGE -- We deduct a charge from the assets in each Separate Account division on a daily basis of not more than [0.004697%] (equivalent to an annual maximum rate of [1.70%]) for mortality and expense risks. The charge is not deducted from the Fixed Account or General Account accumulation values.

RESTRICTED FUNDS

Restricted Funds are subject to limits as to amounts which may be invested or transferred into such divisions. The designation of a division as a Restricted Fund may be changed upon 30 days notice to the Owner with regard to future transfers and premium payments into such division. When a new division is made available it may be designated as a Restricted Fund. If so designated, the rules regarding its restrictions will be sent to the Owner. Also listed below are the total Contract limits for Restricted Funds. Listed below are the total Contract limits for Restricted Funds.

                                                                       THRESHOLDS
                                     ------------------------------------------------------------------------------
                                            MAXIMUM
                                        ALLOCATION % OF              MAXIMUM
                                      ACCUMULATION VALUE            PREMIUM %                   DOLLAR CAP
                                      ------------------            ---------                   ----------
Contract Limits....................          [30%]                  [99.999%]                          [$9,999,999]

THRESHOLDS

Each Restricted Fund has one or more thresholds at which point no further amounts may be allocated to that division. Compliance with a threshold is verified whenever there is a transaction initiated which is subject to such threshold (premium payments, transfers, withdrawals). A threshold is applied to the total Accumulation Value of each Restricted Fund. Thresholds may be changed by the Company for new premiums, transfers or withdrawals by Restricted Fund upon 30 day notice.

DOLLAR CAP

The Dollar Cap is the dollar amount at which no further Accumulation Value may be added to Restricted Funds.

PREMIUM THRESHOLD

The threshold for premium by Restricted Fund limits the amount of any premium which may be allocated to that division. Should a request for allocation to a Restricted Fund exceed the limit in effect for that division or for the Contract, any excess over that amount shall be allocated prorata to any non-Restricted Fund(s) in which the Contract is then invested. Should the Contract not be invested in other non-Restricted Funds, the excess will be invested in the Specially Designated Division, unless we receive written instructions to do otherwise. Premium allocations must also satisfy the Allocation Threshold.

ALLOCATION THRESHOLD

Allocations into a Restricted Fund are limited to that amount such that the Accumulation Value in that Restricted Fund after such allocation does not exceed the threshold for that division and does not cause the Contract's total limit on allocation to Restricted Funds to be exceeded. If the amount of an allocation would cause either limit to be exceeded, the allocation will only be executed to the extent the lower limit would allow.

Allocations from a Restricted Fund will be allowed even if the amount remaining in the Restricted Fund after an allocation exceeds the Allocation Threshold. If a program of allocations over time is authorized by us, verification of the threshold will be performed at the initiation of such program. If such program is modified at a later date, a testing of thresholds will be done at that time.

THRESHOLDS -- EFFECT ON WITHDRAWALS

If a withdrawal is requested while any Accumulation Value is allocated to Restricted Funds and the Allocation Threshold percentage is currently exceeded, the percentage for funds invested in Restricted Funds for the total Contract, after taking into account the withdrawal, may not be higher than prior to the withdrawal. Should the calculated effect of a withdrawal result in the total Contract threshold being exceeded, the excess portion of the withdrawal will be processed prorata from all variable divisions.

Systematic withdrawals, while the Contract has investments in Restricted Funds, if not withdrawn prorata from all divisions, shall be monitored annually to assure threshold compliance. Should the effect of such withdrawals cause a Restricted Fund to exceed its threshold, the divisions from which the withdrawals are processed may be adjusted to assure that the percentage of Accumulation Value in the Restricted Funds does not increase.

THRESHOLD PROCESSING

For the purpose of calculating any thresholds, the values for the divisions will be determined using the prior day's closing index of investment experience.

All other provisions of the Contract to which this Endorsement is attached remain unchanged.

Signed:         /s/    Barnett Chernow
                -----------------------------
                Barnett Chernow

                                                                    Exhibit 4(o)

GOLDEN AMERICAN                                         GUARANTEED DEATH BENEFIT
LIFE INSURANCE COMPANY                                  AND TRANSFER ENDORSEMENT

Golden American is a stock company domiciled in Delaware.

--------------------------------------------------------------------------------
On the Endorsement Effective Date, the provisions of the Contract to which this endorsement is attached are amended as follows. If no Endorsement Effective Date is shown, the Endorsement Effective Date is the same as the Contract Date. Where used in this Endorsement, the term Contract shall include any Certificate to which this Endorsement is attached. Where the provisions of this Endorsement conflict with the provisions of the Contract as of the Endorsement Effective Date, the provisions of this Endorsement will control.

DEATH BENEFIT

The Death Benefit is the greatest of (i), (ii) and (iii) below, where:

(i) is the Accumulation Value less any Credits applied within [12] months of the date of death;
(ii) is the Guaranteed Death Benefit less any Credits applied within [12] months of the date of death;
(iii) is the Cash Surrender Value.

GUARANTEED DEATH BENEFIT

The Guaranteed Death Benefit for the Contact is equal to the sum of I and II below.

I.   The Guaranteed Death Benefit Base for non-Special Funds
II.  The Accumulation Value allocated to Special Funds

On the Contract Date, the Guaranteed Death Benefit Base for non-Special Funds is the initial premium plus any Credit, if applicable, allocated to non-Special Funds. On subsequent Valuation Dates, the Guaranteed Death Benefit Base for non-Special Funds is calculated as follows:

    (1) Start with the Guaranteed Death Benefit Base for non-Special Funds from the prior Valuation Date.
    (2) Add any additional premiums paid and any Credits allocated to non-Special Funds during the current Valuation Period to (1).
    (3) Adjust (2) for any transfers to or from Special Funds during the current Valuation Period.
    (4) Subtract from (3) any Prorata Partial Withdrawal Adjustments for any Partial Withdrawal made from non-Special Funds during the current Valuation Period.

The Guaranteed Death Benefit Base for Special Funds has a corresponding definition, but with respect to amounts allocated to Special Funds.

Transfers from Special Funds to non-Special Funds will reduce the Guaranteed Death Benefit Base for Special Funds on a prorata basis. The resulting increase in the Guaranteed Death Benefit Base for non-Special Funds will equal the lesser of the reduction in the Guaranteed Death Benefit Base for Special Funds and the net Accumulation Value transferred.

Transfers from non-Special Funds to Special Funds will reduce the Guaranteed Death Benefit Base for non-Special Funds on a prorata basis. The resulting increase in the Guaranteed Death Benefit Base for Special Funds will equal the reduction in Guaranteed Death Benefit Base for non-Special Funds.

SPECIAL FUNDS

Where used in this Endorsement, Special Funds are [the Liquid Asset Division, the Limited Maturity Bond Division, the Fixed Allocations and the Guaranteed Interest Division]. We may add newly available divisions as Special Funds. We may also reclassify an existing division as a Special Fund or remove such designation upon 30 days notice to you. Such reclassification will apply to amounts transferred or otherwise added to such division after the date of change. We may reduce the Mortality and Expense Risk Charge (if applicable) for that portion of the Contract invested in a Special Fund.

SPECIAL AND PRORATA PARTIAL WITHDRAWAL ADJUSTMENTS

For any partial withdrawal, the Death Benefit components will be reduced by Prorata Partial Withdrawal Adjustments. The Prorata Partial Withdrawal Adjustment to a Death Benefit component for a partial withdrawal is equal to
(1) divided by (2) multiplied by (3), where: (1) is the Accumulation Value withdrawn; (2) is the Accumulation Value immediately prior to withdrawal; and
(3) is the amount of the applicable Death Benefit component immediately prior to the withdrawal. Separate adjustments will apply to the amounts in the Special and non-Special Funds.

CHANGE OF OWNER

A change of Owner will result in recalculation of the Death Benefit and the Guaranteed Death Benefit. If the Owner's or the oldest of multiple Owners' attained age at the time of the change is less than [85], the Guaranteed Death Benefit in effect prior to the change will remain in effect and the Death Benefit provision shall apply.

If any owner's or oldest multiple owners attained age is [86] or greater at the time of the change, the Guaranteed Death Benefit will be zero, and the Death Benefit will then be the Cash Surrender Value.

SPOUSAL CONTINUATION UPON DEATH OF OWNER

If at the Owner's death, the surviving spouse of the deceased Owner is the Beneficiary and such surviving spouse elects to continue the Contract as their own pursuant to Internal Revenue Code Section 72(s) or the equivalent provisions of U.S. Treasury Department rules for qualified plans, the following will apply:

(a) If the Guaranteed Death Benefit as of the date we receive due proof of death of the Owner, minus the Accumulation Value, also as of that date, is greater than zero, we will add such difference to the Accumulation Value. Such addition will be allocated to the divisions of the Separate Account in the same proportion as the Accumulation Value in each division bears to the Accumulation Value in the Separate Account. If there is no Accumulation Value in the Separate Account, the addition will be allocated to the Liquid Asset division, or its successor.
(b) The Guaranteed Death Benefit will continue to apply, with all age criteria using the surviving spouse's age as the determining age.

(c) At subsequent surrender, any surrender charge applicable to premiums paid prior to the date we receive due proof of death of the Owner will be waived. Any premiums paid later will be subject to any applicable surrender charge.

This addition to Accumulation Value is available only to the spouse of the Owner as of the date of death of the Owner if such spouse under the provisions if this Contract elects to continue the Contract as their own.

DEDUCTIONS FROM THE DIVISIONS

MORTALITY AND EXPENSE RISK CHARGE -- We deduct a charge from the assets in each Separate Account division on a daily basis of not more than [0.004002%] (equivalent to an annual maximum rate of [1.45%]) for mortality and expense risks. The charge is not deducted from the Fixed Account or General Account accumulation values.

RESTRICTED FUNDS

Restricted Funds are subject to limits as to amounts which may be invested or transferred into such divisions. The designation of a division as a Restricted Fund may be changed upon 30 days notice to the Owner with regard to future transfers and premium payments into such division. When a new division is made available it may be designated as a Restricted Fund. If so designated, the rules regarding its restrictions will be sent to the Owner. Also listed below are the total Contract limits for Restricted Funds. Listed below are the total Contract limits for Restricted Funds.

                                                                       THRESHOLDS
                                     ------------------------------------------------------------------------------
                                            MAXIMUM
                                        ALLOCATION % OF              MAXIMUM
                                      ACCUMULATION VALUE            PREMIUM %                   DOLLAR CAP
                                      ------------------            ---------                   ----------
Contract Limits....................          [30%]                  [99.999%]                          [$9,999,999]

THRESHOLDS

Each Restricted Fund has one or more thresholds at which point no further amounts may be allocated to that division. Compliance with a threshold is verified whenever there is a transaction initiated which is subject to such threshold (premium payments, transfers, withdrawals). A threshold is applied to the total Accumulation Value of each Restricted Fund. Thresholds may be changed by the Company for new premiums, transfers or withdrawals by Restricted Fund upon 30 day notice.

DOLLAR CAP

The Dollar Cap is the dollar amount at which no further Accumulation Value may be added to Restricted Funds.

PREMIUM THRESHOLD

The threshold for premium by Restricted Fund limits the amount of any premium which may be allocated to that division. Should a request for allocation to a Restricted Fund exceed the limit in effect for that division or for the Contract, any excess over that amount shall be allocated prorata to any non-Restricted Fund(s) in which the Contract is then invested. Should the Contract not be invested in other non-Restricted Funds, the excess will be invested in the Specially Designated Division unless we receive written instructions to do otherwise. Premium allocations must also satisfy the Allocation Threshold.

ALLOCATION THRESHOLD

Allocations into a Restricted Fund are limited to that amount such that the Accumulation Value in that Restricted Fund after such allocation does not exceed the threshold for that division and does not cause the Contract's total limit on allocation to Restricted Funds to be exceeded. If the amount of an allocation would cause either limit to be exceeded, the allocation will only be executed to the extent the lower limit would allow.

Allocations from a Restricted Fund will be allowed even if the amount remaining in the Restricted Fund after an allocation exceeds the Allocation Threshold. If a program of allocations over time is authorized by us, verification of the threshold will be performed at the initiation of such program. If such program is modified at a later date, a testing of thresholds will be done at that time.

THRESHOLDS -- EFFECT ON WITHDRAWALS

If a withdrawal is requested while any Accumulation Value is allocated to Restricted Funds and the Allocation Threshold percentage is currently exceeded, the percentage for funds invested in Restricted Funds for the total Contract, after taking into account the withdrawal, may not be higher than prior to the withdrawal. Should the calculated effect of a withdrawal result in the total Contract threshold being exceeded, the excess portion of the withdrawal will be processed prorata from all variable divisions.

Systematic withdrawals, while the Contract has investments in Restricted Funds, if not withdrawn prorata from all divisions, shall be monitored annually to assure threshold compliance. Should the effect of such withdrawals cause a Restricted Fund to exceed its threshold, the divisions from which the withdrawals are processed may be adjusted to assure that the percentage of Accumulation Value in the Restricted Funds does not increase.

THRESHOLD PROCESSING

For the purpose of calculating any thresholds, the values for the divisions will be determined using the prior day's closing index of investment experience.

All other provisions of the Contract to which this Endorsement is attached remain unchanged.

Signed:         /s/    Barnett Chernow
                -----------------------------
                Barnett Chernow

                                                                    Exhibit 4(p)

GOLDEN AMERICAN                                         GUARANTEED DEATH BENEFIT
LIFE INSURANCE COMPANY                                  AND TRANSFER ENDORSEMENT

Golden American is a stock company domiciled in Delaware.

--------------------------------------------------------------------------------
On the Endorsement Effective Date, the provisions of the Contract to which this endorsement is attached are amended as follows. If no Endorsement Effective Date is shown, the Endorsement Effective Date is the same as the Contract Date. Where used in this Endorsement, the term Contract shall include any Certificate to which this Endorsement is attached. Where the provisions of this Endorsement conflict with the provisions of the Contract as of the Endorsement Effective Date, the provisions of this Endorsement will control.

DEATH BENEFIT

The Death Benefit is the greatest of (i), (ii), (iii), (iv) and (v) below, where:

    (i) is the Accumulation Value less any Credits applied within [12] months of the date of death;
    (ii) is the lesser of (a) and (b) less any Credits applied within [12] months of the date of death where (a) is the Guaranteed Death Benefit, and (b) is the Maximum Guaranteed Death Benefit;
    (iii)  the Cash Surrender Value;
    (iv) is the Minimum Death Benefit, less any Credits applied within [12] months of the date of death; and.
    (v) the Alternate Guaranteed Death Benefit less any Credits applied within [12] months of the date of death.

MINIMUM DEATH BENEFIT

The Minimum Death Benefit shall be the sum of the following:

    1.  The Accumulation Value allocated to Special Funds; and
    2.  Adjusted Premium for non-Special Funds.

Adjusted Premium for non-Special Funds shall mean all premium and any credits allocated to non-Special Funds, plus an adjustment for any amounts transferred to non-Special Funds, less a prorata adjustment for any amounts transferred or withdrawn from non-Special Funds. The amount of the prorata adjustment will equal (a) times (b) divided by (c), where: (a) is the Adjusted Premium for non-Special Funds prior to the transfer or withdrawal; (b) is the Accumulation Value of the transfer or withdrawal; and (c) is the Accumulation Value allocated to non-Special Funds before the transfer or withdrawal. Adjusted Premium for Special Funds has the same definition, but with respect to amounts allocated to Special Funds.

Transfers from Special Funds increase the Adjusted Premium for non-Special Funds by the lesser of the reduction of the Adjusted Premium for Special Funds and net Accumulation Value transferred. Transfers from non-Special Funds increase the Adjusted Premium for Special Funds by the reduction in the Adjusted Premium for non-Special Funds.

GUARANTEED DEATH BENEFIT

The Guaranteed Death Benefit for the Contact is equal to the sum of I and II below.

I.   The Guaranteed Death Benefit Base for non-Special Funds
II.  The Accumulation Value allocated to Special Funds

On the Contract Date, the Guaranteed Death Benefit Base for non-Special Funds is the initial premium plus any Credit, if applicable, allocated to non-Special Funds. On subsequent Valuation Dates, the Guaranteed Death Benefit Base for non-Special Funds is calculated as follows:

    (1) Start with the Guaranteed Death Benefit Base for non-Special Funds on the prior Valuation Date.
    (2) Calculate interest on (1) for the current Valuation Period at the Guaranteed Death Benefit Interest Rate for non-Special Funds.
    (3)  Add (1) and (2).
    (4) Add to (3) any additional premiums and any Credits allocated to non-Special Funds during the current Valuation Period.
    (5) Add to (or subtract from) (4) adjustments for transfers from (to) Special Funds made during the current Valuation Period.
    (6) Subtract from (5) the amount of any Special Partial Withdrawal Adjustments and Prorata Partial Withdrawal Adjustments for any partial withdrawals made from non-Special Funds during the current Valuation Period.

The Guaranteed Death Benefit Base for Special Funds has a corresponding definition, but with respect to amounts allocated to Special Funds.

Transfers from Special Funds to non-Special Funds will reduce the Guaranteed Death Benefit Base for Special Funds on a prorata basis. The resulting increase in the Guaranteed Death Benefit Base for non-Special Funds will equal the lesser of the reduction in the Guaranteed Death Benefit Base for Special Funds and the net Accumulation Value transferred.

Transfers from non-Special Funds to Special Funds will reduce the Guaranteed Death Benefit Base for non-Special Funds on a prorata basis. The resulting increase in the Guaranteed Death Benefit Base for Special Funds will equal the reduction in Guaranteed Death Benefit Base for non-Special Funds.

GUARANTEED DEATH BENEFIT INTEREST RATE

The Guaranteed Death Benefit Interest Rate is [7%] compounded annually, except:

    (a) For any portion of the Guaranteed Death Benefit Base for Special Funds, the Guaranteed Death Benefit Interest Rate is [7%] (compounded annually); and
    (b) For any valuation period ending after the contract anniversary on which the Owner attains age [80], or after the Maximum Guaranteed Death Benefit has been reached, the Guaranteed Death Benefit Interest Rate is [0%].

SPECIAL FUNDS

Where used in this Endorsement, Special Funds are [the Liquid Asset Division, the Limited Maturity Bond Division, the Fixed Allocations and the Guaranteed Interest Division]. We may add newly available divisions as Special Funds. We may also reclassify an existing division as a Special Fund or remove such designation upon 30 days notice to you. Such reclassification will apply to amounts transferred or otherwise added to such division after the date of change. We may reduce the Mortality and Expense Risk Charge for that portion of the Contract invested in a Special Fund.

MAXIMUM GUARANTEED DEATH BENEFIT

The Maximum Guaranteed Death Benefit is equal to [three] times premium paid, plus [three] times any Credits, reduced by the amount of any Partial Withdrawal Adjustments. The Maximum Guaranteed Death Benefit is allocated proportionally based on the Contract's allocation to Special and non-Special funds. Transfers and withdrawals will affect the allocation of the Maximum Guaranteed Death Benefit at the same proportion among the Special and non-Special Funds that they bear to the Accumulation Value transferred or withdrawn. Any addition due to spousal continuation will not affect the Maximum Guaranteed Death Benefit or the Guaranteed Death Benefit Base.

SPECIAL AND PRORATA PARTIAL WITHDRAWAL ADJUSTMENTS

For any partial withdrawal, the Death Benefit components will be reduced by Prorata Partial Withdrawal Adjustments. A Prorata Partial Withdrawal Adjustment will be made unless a Special Partial Withdrawal Adjustment applies to the component for the withdrawal. Special Partial Withdrawal Adjustments are made when partial withdrawals in any Contract Year do not exceed [7%] of the sum of cumulative premiums and any Credits, but only if partial withdrawals in each prior year did not exceed [7%] of the sum of premiums paid and any Credits prior to that year. The Special Partial Withdrawal Adjustment is equal to the amount of the Accumulation Value withdrawn. Special Partial Withdrawal Adjustments are applicable only in the calculation of the Maximum Guaranteed Death Benefit and the Guaranteed Death Benefit Base, and in all other cases withdrawals are treated as Prorata Partial Withdrawal Adjustments.

The Prorata Partial Withdrawal Adjustment to a Death Benefit component is equal to (1) divided by (2) multiplied by (3), where: (1) is the Accumulation Value withdrawn; (2) is the Accumulation Value immediately prior to withdrawal; and
(3) is the amount of the applicable Death Benefit component immediately prior to the withdrawal. Separate adjustments will apply to the amounts in the Special and non-Special Funds.

ALTERNATE GUARANTEED DEATH BENEFIT

The Alternate Guaranteed Death Benefit for the Contact is equal to the sum of I and II below.

I.   The Alternate Guaranteed Death Benefit Base for non-Special Funds
II.  The Accumulation Value allocated to Special Funds

On the Contract Date, the Alternate Guaranteed Death Benefit Base for non-Special Funds is the initial premium plus any Credit, if applicable, allocated to non-Special Funds . On subsequent

Valuation Dates, the Alternate Guaranteed Death Benefit Base for non-Special Funds is calculated as follows:

    (1) Start with the Alternate Guaranteed Death Benefit Base for non-Special Funds from the prior Valuation Date.
    (2) Add to (1) any additional premium and any Credits allocated to the non-Special Funds during the current Valuation Period and adjustments for transfers from Special Funds during the current Valuation Period and subtract from (1) any adjustment for transfers to Special Funds during the current Valuation Period and any Prorata Partial Withdrawal Adjustments for any Partial Withdrawals taken from non-Special Funds during the current Valuation Period.
    (3) On a Valuation Date that occurs on or prior to the Owner's attained age [90], which is also a Contract Anniversary, we set the Alternate Guaranteed Death Benefit Base for non-Special Funds equal to the greater of (2) or the Accumulation Value as of such date. On all other Valuation Dates, the Alternate Guaranteed Death Benefit Base for non-Special Funds is equal to (2).

The Alternate Guaranteed Death Benefit Base for Special Funds has a corresponding definition, but with respect to amounts allocated to Special Funds.

Transfers from Special Funds to non-Special Funds will reduce the Alternate Guaranteed Death Benefit Base for Special Funds on a prorata basis. The resulting increase in the Alternate Guaranteed Death Benefit Base for non-Special Funds will equal the lesser of the reduction in the Alternate Guaranteed Death Benefit Base for Special Funds and the net Accumulation Value transferred.

Transfers from non-Special Funds to Special Funds will reduce the Alternate Guaranteed Death Benefit Base for non-Special Funds on a prorata basis. The resulting increase in the Alternate Guaranteed Death Benefit Base for Special Funds will equal the reduction in Alternate Guaranteed Death Benefit Base for non-Special Funds.

CHANGE OF OWNER

A change of Owner from a sole Owner to a sole Owner (where there have never been multiple Owners designated) will result in recalculation of the Death Benefit, the Guaranteed Death Benefit the Alternate Guaranteed Death Benefit, and the Maximum Guaranteed Death Benefit. If the new Owner's attained age at the time of the change is less than [80], the Guaranteed Death Benefit, the Alternate Guaranteed Death Benefit and the Maximum Guaranteed Death Benefit in effect prior to the change will remain in effect and the Death Benefit provision shall apply. If the new Owner's attained age at the time of the change is [80] or greater, but not greater than [85]:

(a) The Guaranteed Death Benefit, the Alternative Guaranteed Death Benefit, and the Maximum Guaranteed Death Benefit following the change will be zero; and
(b) The Death Benefit will then be the greatest of:
    1) the cash surrender value;
    2) the accumulation value, less any premium credits applied within [12] months prior to the date of death; and
    3) the Minimum Death Benefit less credits applied with [12] months prior the date of death.

If ownership change results in multiple Owners or if there has ever been multiple Owners, the Guaranteed Death Benefit, the Alternate Guaranteed Death Benefit and the Maximum Guaranteed Death Benefit shall be set to zero. If the oldest owner is age [85] or younger at the time of the change, the Death Benefit will then be the greatest of (b) 1, (b) 2 or (b) 3 above.

If any Owner's or oldest multiple Owner's attained age is [86] or greater at the time of the change, the Guaranteed Death Benefit, the Minimum Death Benefit, the Alternate Guaranteed Death Benefit and the Maximum Guaranteed Death Benefit will be zero, and the Death Benefit will then be the cash surrender value.

When a change of Owner reduces the Guaranteed Death Benefit, the Alternate Guaranteed Death Benefit and the Maximum Guaranteed Death Benefit to zero, there will be a reduction in the mortality and expense risk charge.

SPOUSAL CONTINUATION UPON DEATH OF OWNER

If at the Owner's death, the surviving spouse of the deceased Owner is the Beneficiary and such surviving spouse elects to continue the contract as their own pursuant to Internal Revenue Code Section 72(s) or the equivalent provisions of U.S. Treasury Department rules for qualified plans, the following will apply:

(a) If the greater of: A) the lesser of 1) the Guaranteed Death Benefit and 2) the Maximum Guaranteed Death Benefit, B) the Alternate Guaranteed Death Benefit, or C) the Minimum Death Benefit as of the date we receive due proof of death of the Owner, minus the Accumulation Value, also as of that date, is greater than zero, we will add such difference to the Accumulation Value. Such addition will be allocated to the divisions of the Separate Account in the same proportion as the Accumulation Value in each division bears to the Accumulation Value in the Separate Account. If there is no Accumulation Value in the Separate Account, the addition will be allocated to the Liquid Asset division, or its successor.
(b) The Guaranteed Death Benefit, the Alternate Guaranteed Death Benefit, the Minimum Death Benefit, and the Maximum Guaranteed Death Benefit will continue to apply, with all age criteria using the surviving spouse's age as the determining age.
(c) At subsequent surrender, any surrender charge applicable to premiums paid prior to the date we receive due proof of death of the Owner will be waived. Any premiums paid later will be subject to any applicable surrender charge.

This addition to Accumulation Value is available only to the spouse of the Owner as of the date of death of the Owner if such spouse under the provisions if this Contract elects to continue the Contract as their own.

DEDUCTIONS FROM THE DIVISIONS

MORTALITY AND EXPENSE RISK CHARGE -- We deduct a charge from the assets in each Separate Account division on a daily basis of not more than [0.005255%] (equivalent to an annual maximum rate of [1.90%]) for mortality and expense risks. The charge is not deducted from the Fixed Account or General Account accumulation values.

RESTRICTED FUNDS

Restricted Funds are subject to limits as to amounts which may be invested or transferred into such divisions. The designation of a division as a Restricted Fund may be changed upon 30 days notice to the Owner with regard to future transfers and premium payments into such division. When a new division is made available it may be designated as a Restricted Fund. If so designated, the rules regarding its restrictions will be sent to the Owner. Also listed below are the total Contract limits for Restricted Funds. Listed below are the total Contract limits for Restricted Funds.

                                                                       THRESHOLDS
                                     ------------------------------------------------------------------------------
                                            MAXIMUM
                                        ALLOCATION % OF              MAXIMUM
                                      ACCUMULATION VALUE            PREMIUM %                   DOLLAR CAP
                                      ------------------            ---------                   ----------
Contract Limits....................          [30%]                  [99.999%]                          [$9,999,999]

THRESHOLDS

Each Restricted Fund has one or more thresholds at which point no further amounts may be allocated to that division. Compliance with a threshold is verified whenever there is a transaction initiated which is subject to such threshold (premium payments, transfers, withdrawals). A threshold is applied to the total Accumulation Value of each Restricted Fund. Thresholds may be changed by the Company for new premiums, transfers or withdrawals by Restricted Fund upon 30 day notice.

DOLLAR CAP

The Dollar Cap is the dollar amount at which no further Accumulation Value may be added to Restricted Funds.

PREMIUM THRESHOLD

The threshold for premium by Restricted Fund limits the amount of any premium which may be allocated to that division. Should a request for allocation to a Restricted Fund exceed the limit in effect for that division or for the Contract, any excess over that amount shall be allocated prorata to any non-Restricted Fund(s) in which the Contract is then invested. Should the Contract not be invested in other non-Restricted Funds, the excess will be invested in the Specially Designated Division unless we receive written instructions to do otherwise. Premium allocations must also satisfy the Allocation Threshold.

ALLOCATION THRESHOLD

Allocations into a Restricted Fund are limited to that amount such that the Accumulation Value in that Restricted Fund after such allocation does not exceed the threshold for that division and does not cause the Contract's total limit on allocation to Restricted Funds to be exceeded. If the amount of an allocation would cause either limit to be exceeded, the allocation will only be executed to the extent the lower limit would allow.

Allocations from a Restricted Fund will be allowed even if the amount remaining in the Restricted Fund after an allocation exceeds the Allocation Threshold. If a program of allocations over time is authorized by us, verification of the threshold will be performed at the initiation of such program. If such program is modified at a later date, a testing of thresholds will be done at that time.

THRESHOLDS -- EFFECT ON WITHDRAWALS

If a withdrawal is requested while any Accumulation Value is allocated to Restricted Funds and the Allocation Threshold percentage is currently exceeded, the percentage for funds invested in Restricted Funds for the total Contract, after taking into account the withdrawal, may not be higher than prior to the withdrawal. Should the calculated effect of a withdrawal result in the total Contract threshold being exceeded, the excess portion of the withdrawal will be processed prorata from all variable divisions.

Systematic withdrawals, while the Contract has investments in Restricted Funds, if not withdrawn prorata from all divisions, shall be monitored annually to assure threshold compliance. Should the effect of such withdrawals cause a Restricted Fund to exceed its threshold, the divisions from which the withdrawals are processed may be adjusted to assure that the percentage of Accumulation Value in the Restricted Funds does not increase.

THRESHOLD PROCESSING

For the purpose of calculating any thresholds, the values for the divisions will be determined using the prior day's closing index of investment experience.

All other provisions of the Contract to which this Endorsement is attached remains unchanged.

Signed:         /s/    Barnett Chernow
                -----------------------------
                Barnett Chernow

                                                                    Exhibit 4(q)

GOLDEN AMERICAN                                         GUARANTEED DEATH BENEFIT
LIFE INSURANCE COMPANY                                  AND TRANSFER ENDORSEMENT

Golden American is a stock company domiciled in Delaware.

--------------------------------------------------------------------------------
On the Endorsement Effective Date, the provisions of the Contract to which this endorsement is attached are amended as follows. If no Endorsement Effective Date is shown, the Endorsement Effective Date is the same as the Contract Date. Where used in this Endorsement, the term Contract shall include any Certificate to which this Endorsement is attached. Where the provisions of this Endorsement conflict with the provisions of the Contract as of the Endorsement Effective Date, the provisions of this Endorsement will control.

DEATH BENEFIT

The Death Benefit is the greatest of (i) and (ii) below, where:

(i) is the Accumulation Value less any Credits applied within [12] months of the date of death; and
(ii)is the Cash Surrender Value;

DEDUCTIONS FROM THE DIVISIONS

MORTALITY AND EXPENSE RISK CHARGE -- We deduct a charge from the assets in each Separate Account division on a daily basis of not more than [0.003724%] (equivalent to an annual maximum rate of [1.35%]) for mortality and expense risks. The charge is not deducted from the Fixed Account or General Account accumulation values.

RESTRICTED FUNDS

Restricted Funds are subject to limits as to amounts which may be invested or transferred into such divisions. The designation of a division as a Restricted Fund may be changed upon 30 days notice to the Owner with regard to future transfers and premium payments into such division. When a new division is made available it may be designated as a Restricted Fund. If so designated, the rules regarding its restrictions will be sent to the Owner. Also listed below are the total Contract limits for Restricted Funds. Listed below are the total Contract limits for Restricted Funds.

                                                                       THRESHOLDS
                                     ------------------------------------------------------------------------------
                                            MAXIMUM
                                        ALLOCATION % OF              MAXIMUM
                                      ACCUMULATION VALUE            PREMIUM %                   DOLLAR CAP
                                      ------------------            ---------                   ----------
Contract Limits....................          [30%]                  [99.999%]                          [$9,999,999]

THRESHOLDS

Each Restricted Fund has one or more thresholds at which point no further amounts may be allocated to that division. Compliance with a threshold is verified whenever there is a transaction initiated which is subject to such threshold (premium payments, transfers, withdrawals). A threshold is applied to the total Accumulation Value of each Restricted Fund. Thresholds may be changed by the Company for new premiums, transfers or withdrawals by Restricted Fund upon 30 day notice.

DOLLAR CAP

The Dollar Cap is the dollar amount at which no further Accumulation Value may be added to Restricted Funds.

PREMIUM THRESHOLD

The threshold for premium by Restricted Fund limits the amount of any premium which may be allocated to that division. Should a request for allocation to a Restricted Fund exceed the limit in effect for that division or for the Contract, any excess over that amount shall be allocated prorata to any non-Restricted Fund(s) in which the contract is then invested. Should the Contract not be invested in other non-Restricted Funds, the excess will be invested in the Specially Designated Division unless we receive written instructions to do otherwise. Premium allocations must also satisfy the Allocation Threshold.

ALLOCATION THRESHOLD

Allocations into a Restricted Fund are limited to that amount such that the Accumulation Value in that Restricted Fund after such allocation does not exceed the threshold for that division and does not cause the Contract's total limit on allocation to Restricted Funds to be exceeded. If the amount of an allocation would cause either limit to be exceeded, the allocation will only be executed to the extent the lower limit would allow.

Allocations from a Restricted Fund will be allowed even if the amount remaining in the Restricted Fund after an allocation exceeds the allocation threshold. If a program of allocations over time is authorized by us, verification of the threshold will be performed at the initiation of such program. If such program is modified at a later date, a testing of thresholds will be done at that time.

THRESHOLDS -- EFFECT ON WITHDRAWALS

If a withdrawal is requested while any Accumulation Value is allocated to Restricted Funds and the Allocation Threshold percentage is currently exceeded, the percentage for funds invested in Restricted Funds for the total Contract, after taking into account the withdrawal, may not be higher than prior to the withdrawal. Should the calculated effect of a withdrawal result in the total Contract threshold being exceeded, the excess portion of the withdrawal will be processed prorata from all variable divisions.

Systematic withdrawals, while the Contract has investments in Restricted Funds, if not withdrawn prorata from all divisions, shall be monitored annually to assure threshold compliance. Should the effect of such withdrawals cause a Restricted Fund to exceed its threshold, the divisions from which the withdrawals are processed may be adjusted to assure that the percentage of Accumulation Value in the Restricted Funds does not increase.

THRESHOLD PROCESSING

For the purpose of calculating any thresholds, the values for the divisions will be determined using the prior day's closing index of investment experience.

All other provisions of the Contract to which this Endorsement is attached remain unchanged.

Signed:         /s/    Barnett Chernow
                -----------------------------
                Barnett Chernow

                                                                    Exhibit 4(r)

GOLDEN AMERICAN                                                   EXCLUDED FUNDS
LIFE INSURANCE COMPANY                                  AND TRANSFER ENDORSEMENT

Golden American is a stock company domiciled in Delaware.

--------------------------------------------------------------------------------
On the Endorsement Effective Date, the provisions of the Contract to which this endorsement is attached are amended as follows. If no Endorsement Effective Date is shown, the Endorsement Effective Date is the same as the Contract Date. Where used in this Endorsement, the term Contract shall include any Certificate to which this Endorsement is attached. The terms used in this Endorsement shall be interpreted to apply only to the portion of the Contract values allocated to Excluded Funds.

When the Owner elects to invest in an Excluded Fund, as defined herein, components of the Death Benefit of the Contract that represent the portion of the Accumulation Value invested in Excluded Funds will be calculated in accordance with this endorsement. When an investment is made in an Excluded Fund, any guarantee of the Contract regarding a Death Benefit in excess of the Accumulation Value (except Cash Surrender Value) will not apply to amounts invested in Excluded Funds and may be permanently affected by such investment regardless of any future allocation of Accumulation Value.

DEATH BENEFIT

For each Death Benefit component described in the Contract, except Cash Surrender Value where applicable, the portion that represents Excluded Funds will equal the Accumulation Value allocated to Excluded Funds.

For purposes of allocating each such Death Benefit component between Excluded Funds and non-Excluded Funds, the following rules apply. For each component of Death Benefit described in the Contract, a corresponding Excluded Funds Death Benefit Base is maintained. Each Excluded Funds Death Benefit Base has the same definition as the Death Benefit component of the Contract with respect to premiums, credits, and withdrawals, except that it applies only to investment in Excluded Funds.

TRANSFERS

Transfers from Excluded Funds to non-Excluded Funds will reduce all Death Benefit component(s) for Excluded Funds on a prorata basis. Except with respect to any Maximum Guaranteed Death Benefit, the resulting increase in each non-Excluded Funds Death Benefit Base will equal the lesser of the reduction in the Death Benefit component for Excluded Funds and the net Accumulation Value transferred. With respect to the Maximum Guaranteed Death Benefit, where applicable, the resulting increase in the non-Excluded Funds Maximum Guaranteed Death Benefit Base will equal the reduction in the Maximum Guaranteed Death Benefit for Excluded Funds.

Transfers from non-Excluded Funds to Excluded Funds will reduce each non-Excluded Funds Death Benefit Base on a prorata basis. The resulting increase in the Death Benefit component(s) for Excluded Funds will equal the reduction in non-Excluded Funds Death Benefit Base.

Adjustments for transfers involving Excluded Funds and Special Funds, where applicable, will be calculated separately from adjustments for transfers involving Excluded Funds and non-Special Funds. Special Funds, if any, are described in the Contract.

EXCLUDED FUNDS

Where used in this Endorsement, as of the Endorsement Date, Excluded Funds are as listed on the Schedule. We may add newly available divisions as Excluded Funds. We may also reclassify an existing division as a Excluded Fund or remove such designation upon 30 days notice to you. Such re-classification will apply to amounts transferred or otherwise added to such division after the date of change.

RESTRICTED FUNDS

Restricted Funds are subject to limits as to amount which may be invested or transferred into such divisions. The designation of a division as a Restricted Fund may be changed upon 30 days notice to the Owner with regard to future transfers and premium payments into such division. When a new division is made available it may be designated as a Restricted Fund. If so designated the rules regarding its restrictions will be sent to the Owner. Also listed below are the total Contract limits for Restricted Funds.

                                                                       THRESHOLDS
                                     ------------------------------------------------------------------------------
                                            MAXIMUM
                                        ALLOCATION % OF              MAXIMUM
                                      ACCUMULATION VALUE            PREMIUM %                   DOLLAR CAP
                                      ------------------            ---------                   ----------
Contract Limits....................           30%                    99.999%                             $9,999,999

THRESHOLDS

Each Restricted Fund has one or more thresholds at which point no further amounts may be allocated to that division. Compliance with a threshold is verified whenever there is a transaction initiated which is subject to such threshold (premium payments, transfers, withdrawals). A threshold is applied to the total Accumulation Value of each Restricted Fund. Thresholds may be changed by the Company for new premiums, transfers or withdrawals by Restricted Fund upon 30 day notice.

DOLLAR CAP

The Dollar cap is the dollar amount at which no further Accumulation Value may be added to Restricted Funds.

PREMIUM THRESHOLD

The threshold for premium by Restricted Fund limits the amount of any premium which may be allocated to that division. Should a request for allocation to a Restricted Fund exceed the limit in effect for that division or for the Contract, any excess over that amount shall be allocated prorata to any non-Restricted Fund(s) in which the Contract is then invested. Should the Contract not be invested in other non-Restricted Funds, the excess will be invested in the Specially Designated Division, unless we receive written instructions to do otherwise. Premium allocations must also satisfy the Allocation Threshold.

ALLOCATION THRESHOLD

Allocations into a Restricted Fund are limited to that amount such that the Accumulation Value in that Restricted Fund after such allocation does not exceed the threshold for that division and does not cause the Contract's total limit on allocation to Restricted Funds to be exceeded. If the amount of an allocation would cause either limit to be exceeded, the allocation will only be executed to the extent the lower limit would allow.

Allocations from a Restricted Fund will be allowed even if the amount remaining in the Restricted Fund after an allocation exceeds the Allocation Threshold. If a program of allocations over time is authorized by us, verification of the threshold will be performed at the initiation of such program. If such program is modified at a later date, a testing of thresholds will be done at that time.

THRESHOLDS -- EFFECT ON WITHDRAWALS

If a withdrawal is requested while any Accumulation Value is allocated to Restricted Funds and the Allocation Threshold percentage is currently exceeded, the percentage for funds invested in Restricted Funds for the total Contract after taking into account the withdrawal may not be higher than prior to the withdrawal. Should the calculated effect of a withdrawal result in the total Contract threshold being exceeded, the excess portion of the withdrawal will be processed prorata from all variable divisions.

Systematic withdrawals, while the Contract has investments in Restricted Funds, if not withdrawn prorata from all divisions, shall be monitored annually to assure threshold compliance. Should the effect of such withdrawals cause a Restricted Fund to exceed its threshold, the divisions from which the withdrawals are processed may be adjusted to assure that the percentage of Accumulation Value in the Restricted Funds does not increase.

THRESHOLD PROCESSING

For the purpose of calculating any thresholds, the values for the divisions will be determined using the prior day's closing index of investment experience.

All other provisions of the Contract to which this Endorsement is attached remain unchanged.

Endorsement Effective Date:

Signed:         /s/    Barnett Chernow
                -----------------------------
                Barnett Chernow

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    --------

                                   FORM 10-Q

(Mark One)
/X/      QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
       EXCHANGE ACT OF 1934

For the quarterly period ended March 31, 2001

                               -------------------------------------------------

                                       OR

/ /      TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
       EXCHANGE ACT OF 1934
       For the transition period from ____________________________ to __________

Commission file number  33-87272, 333-51353, 333-28765, 333-28681, 333-28743,
                        333-51949, 333-65009, 333-66745, 333-76941, 333-76945,
                        333-35592, 333-95511, 333-30186, 333-40596, 333-33924,
                        333-95457, 333-59386, 333-59398, 333-59408

                     GOLDEN AMERICAN LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

             (Exact name of registrant as specified in its charter)

Delaware                                                  41-0991508
--------------------------------------------------------------------------------
(State or other jurisdiction of
incorporation or organization)           (IRS employer identification no.)

1475 Dunwoody Drive, West Chester, Pennsylvania               19380-1478
--------------------------------------------------------------------------------
(Address of principal executive offices)                  (Zip code)

Registrant's telephone number, including area code (610) 425-3400
                                                    ----------------------------

________________________________________________________________________________
Former name, former address and formal fiscal year, if changed since last report

Indicate by check X whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes __X__ No _____

                     APPLICABLE ONLY TO CORPORATE ISSUERS:

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date: 250,000 shares of Common Stock as of May 11, 2001.

NOTE: WHEREAS GOLDEN AMERICAN LIFE INSURANCE COMPANY MEETS THE CONDITIONS SET FORTH IN GENERAL INSTRUCTION H(1)(a) AND (b) OF FORM 10Q, THIS FORM IS BEING FILED WITH THE REDUCED DISCLOSURE FORMAT PURSUANT TO GENERAL INSTRUCTION H(2).

                             FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS.

Person for whom the Financial Information is given:
    Golden American Life Insurance Company

Condensed Consolidated Statements of Operations (Unaudited):

                                            For the Three      For the Three
                                            Months Ended       Months Ended
                                           March 31, 2001     March 31, 2000
                                          ------------------------------------
                                                 (DOLLARS IN THOUSANDS)
Revenues:
  Annuity and interest sensitive life
    product charges.....................      $  48,559          $  35,670
  Management fee revenue................          6,131              4,703
  Net investment income.................         19,412             15,992
  Realized losses on investments........         (1,963)            (1,309)
                                          ------------------------------------
                                                 72,139             55,056

Insurance benefits and expenses:
  Annuity and interest sensitive life
    benefits:
    Interest credited to account
      balances..........................         47,099             53,911
    Benefit claims incurred in excess of
      account balances..................          2,612              2,052
  Underwriting, acquisition, and
    insurance expenses:
    Commissions.........................         56,398             57,476
    General expenses....................         25,037             20,282
    Insurance taxes, state licenses, and
      fees..............................          2,184              1,830
    Policy acquisition costs deferred...         13,419           (105,957)
    Amortization:
      Deferred policy acquisition
        costs...........................         16,528             17,730
      Value of purchased insurance in
        force...........................            492              1,244
      Goodwill..........................            945                945
    Expense and charges reimbursed under
      modified coinsurance agreements...       (111,585)            (3,045)
                                          ------------------------------------
                                                 53,129             46,468
Interest expense........................          4,743              5,077
                                          ------------------------------------
                                                 57,872             51,545
                                          ------------------------------------
Income before income taxes..............         14,267              3,511

Income taxes............................          5,334              1,621
                                          ------------------------------------
Net income..............................      $   8,933          $   1,890
                                          ====================================

SEE ACCOMPANYING NOTES.

Condensed Consolidated Balance Sheets (Unaudited):

                                                     March 31, 2001     December 31, 2000
                                                    ---------------------------------------
                                                    (DOLLARS IN THOUSANDS, EXCEPT PER SHARE
                                                                     DATA)

ASSETS
Investments:
  Fixed maturities, available for sale, at fair
    value (cost: 2001 -- $1,115,074; 2000 --
    $798,751).....................................     $ 1,122,484         $   792,578
  Equity securities, at fair value (cost: 2001 --
    $4,183; 2000 -- $8,611).......................           3,256               6,791
  Mortgage loans on real estate...................          98,956              99,916
  Policy loans....................................          13,496              13,323
  Short-term investments..........................         149,760             106,775
                                                    ---------------------------------------
Total investments.................................       1,387,952           1,019,383

Cash and cash equivalents.........................          50,163              63,207
Reinsurance recoverable...........................          22,274              19,331
Reinsurance recoverable from affiliates...........          40,900              14,642
Due from affiliates...............................          36,767              38,786
Accrued investment income.........................          13,898               9,606
Deferred policy acquisition costs.................         598,243             635,147
Value of purchased insurance in force.............          23,679              25,942
Current income taxes recoverable..................             316                 511
Deferred income tax asset.........................           3,907               9,047
Property and equipment, less allowances for
  depreciation of $6,324 in 2001 and $5,638 in
  2000............................................          13,623              14,404
Goodwill, less accumulated amortization of $12,909
  in 2001 and $11,964 in 2000.....................         138,218             139,163
Other assets......................................          19,827              32,019
Separate account assets...........................       9,092,091           9,831,489
                                                    ---------------------------------------
Total assets......................................     $11,441,858         $11,852,677
                                                    =======================================

LIABILITIES AND STOCKHOLDER'S EQUITY
Policy liabilities and accruals:
  Future policy benefits:
    Annuity and interest sensitive life
      products....................................     $ 1,364,638         $ 1,062,891
    Unearned revenue reserve......................           6,655               6,817
  Other policy claims and benefits................             570                  82
                                                    ---------------------------------------
                                                         1,371,863           1,069,790

Surplus notes.....................................         245,000             245,000
Revolving note payable............................           1,400                  --
Due to affiliates.................................           7,664              19,887
Other liabilities.................................          92,022              69,374
Separate account liabilities......................       9,092,091           9,831,489
                                                    ---------------------------------------
                                                        10,810,040          11,235,540

Commitments and contingencies

Stockholder's equity:
  Common stock, par value $10 per share,
    authorized, issued, and outstanding 250,000
    shares........................................           2,500               2,500
  Additional paid-in capital......................         583,640             583,640
  Accumulated other comprehensive gain (loss).....           1,702              (4,046)
  Retained earnings...............................          43,976              35,043
                                                    ---------------------------------------
Total stockholder's equity........................         631,818             617,137
                                                    ---------------------------------------
Total liabilities and stockholder's equity........     $11,441,858         $11,852,677
                                                    =======================================

SEE ACCOMPANYING NOTES.

Condensed Consolidated Statements of Cash Flows (Unaudited):

                                                      For the Three      For the Three
                                                      Months Ended       Months Ended
                                                     March 31, 2001     March 31, 2000
                                                    ------------------------------------
                                                           (DOLLARS IN THOUSANDS)

NET CASH PROVIDED BY (USED IN) OPERATING
  ACTIVITIES......................................      $ 107,617          $ (42,907)

INVESTING ACTIVITIES
Sale, maturity, or repayment of investments:
  Fixed maturities -- available for sale..........         88,716             69,427
  Equity securities...............................          3,609              5,195
  Mortgage loans on real estate...................            886                832
  Policy loans -- net.............................             --              2,293
  Short-term investments -- net...................             --             39,386
                                                    ------------------------------------
                                                           93,211            117,133

Acquisition of investments:
  Fixed maturities -- available for sale..........       (406,749)           (57,212)
  Mortgage loans on real estate...................             --             (4,725)
  Policy loans -- net.............................           (172)                --
  Short-term investments -- net...................        (42,985)                --
                                                    ------------------------------------
                                                         (449,906)           (61,937)
Net sale (purchase) of property and equipment.....            111             (1,130)
Issuance of reciprocal loan agreement
  receivables.....................................             --            (16,900)
Receipt of repayment of reciprocal loan agreement
  receivables.....................................             --             16,900
                                                    ------------------------------------
Net cash (used in) provided by investing
  activities......................................       (356,584)            54,066

FINANCING ACTIVITIES
Proceeds from reciprocal loan agreement
  borrowings......................................         29,300             58,000
Repayment of reciprocal loan agreement
  borrowings......................................        (29,300)           (58,000)
Proceeds from revolving note payable..............          1,400             34,600
Repayment of revolving note payable...............             --            (36,000)
Receipts from annuity and interest sensitive life
  policies credited to account balances...........        444,841            172,790
Return of account balances on annuity and interest
  sensitive life policies.........................        (34,220)           (45,591)
Net reallocations to Separate Accounts............       (176,098)          (214,770)
Contribution from parent..........................             --             80,000
                                                    ------------------------------------
Net cash provided by (used in) financing
  activities......................................        235,923             (8,971)
                                                    ------------------------------------

(Decrease) increase in cash and cash
  equivalents.....................................        (13,044)             2,188
Cash and cash equivalents at beginning of
  period..........................................         63,207             14,380
                                                    ------------------------------------
Cash and cash equivalents at end of period........      $  50,163          $  16,568
                                                    ====================================

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the period for:
  Interest........................................      $   5,259          $   7,121
  Income taxes....................................             --                 28

SEE ACCOMPANYING NOTES.

NOTE 1 -- BASIS OF PRESENTATION

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, the financial statements do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All adjustments were of a normal recurring nature, unless otherwise noted in Management's Discussion and Analysis and the Notes to Financial Statements. Operating results for the three months ended March 31, 2001 are not necessarily indicative of the results that may be expected for the year ending December 31, 2001. These financial statements should be read in conjunction with the financial statements and related footnotes included in the Golden American Life Insurance Company's annual report on Form 10-K for the year ended December 31, 2000.

CONSOLIDATION

The condensed consolidated financial statements include Golden American Life Insurance Company ("Golden American") and its wholly owned subsidiary, First Golden American Life Insurance Company of New York ("First Golden," and with Golden American, collectively, the "Companies"). All significant intercompany accounts and transactions have been eliminated.

ORGANIZATION

Golden American is a wholly owned subsidiary of Equitable of Iowa Companies, Inc. ("EIC" or the "Parent"). EIC is an indirect wholly owned subsidiary of ING Groep N.V., a global financial services holding company based in The Netherlands.

SIGNIFICANT ACCOUNTING POLICIES

NEW ACCOUNTING STANDARDS:  As of January 1, 2001, the Companies adopted FAS
No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended and interpreted by FAS No. 137, Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement
No. 133, FAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities -- an Amendment of FASB Statement No. 133, and certain FAS No. 133 implementation issues. This standard, as amended, requires companies to record all derivatives on the balance sheet as either assets or liabilities and measure those instruments at fair value. The manner in which companies are to record gains or losses resulting from changes in the fair values of those derivatives depends on the use of the derivative and whether it qualifies for hedge accounting.

Adoption of FAS No. 133 did not have a material effect on the Companies' financial position or results of operations given the Companies' limited derivative and embedded derivative holdings.

The Companies chose to elect a transition date of January 1, 1999 for embedded derivatives. Therefore, only those derivatives embedded in hybrid instruments issued, acquired or substantively modified by the entity on or after January 1, 1999 are recognized as separate assets or liabilities. The cumulative effect of the accounting change upon adoption was not material.

ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES: The Companies may from time to time utilize various derivative instruments to manage interest rate and price risk (collectively, market risk). The Companies have appropriate controls in place, and financial exposures are monitored and managed by the Companies as an integral part of their overall risk management program. Derivatives are recognized on the balance sheet at their fair value.

The Companies occasionally purchase a financial instrument that contains a derivative instrument that is "embedded" in the instrument. The Companies' insurance products are also reviewed to determine whether they contain an embedded derivative. The Companies assess whether the economic characteristics of the embedded derivative are clearly and closely related to the economic characteristics of the remaining component of the financial instrument or insurance product (i.e., the host contract) and whether a separate instrument with the same terms as the embedded instrument would meet the definition of a derivative instrument. When it is determined that the embedded derivative possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract and that a separate instrument with the same terms would qualify as a derivative instrument, the embedded derivative is separated from the host contract and carried at fair value. In cases where the host contract is measured at fair value, with changes in fair value reported in current period earnings, or the Companies are unable to reliably identify and measure the embedded derivative for separation from its host contract, the entire contract is carried on the balance sheet at fair value and is not designated as a hedging instrument.

STATUTORY

The net loss for Golden American as determined in accordance with statutory accounting practices was $77,250,000 and $26,660,000 for the three months ended March 31, 2001 and 2000, respectively. Total statutory capital and surplus was $340,311,000 at March 31, 2001 and $406,923,000 at December 31, 2000.

The National Association of Insurance Commissioners has revised the Accounting Practices and Procedures Manual, the guidance that defines statutory accounting principles. The revised manual was effective January 1, 2001, and has been adopted, at least in part, by the States of Delaware and New York, which are the states of domicile for Golden American and First Golden, respectively. The revised manual has resulted in changes to the accounting practices that the Companies use to prepare their statutory-basis financial statements. The impact of these changes to the Companies' statutory-basis capital and surplus as of January 1, 2001 was not significant.

RECLASSIFICATIONS

Certain amounts in the 2000 financial statements have been reclassified to conform to the March 31, 2001 financial statement presentation.

NOTE 2 -- COMPREHENSIVE INCOME

Comprehensive income includes all changes in stockholder's equity during a period except those resulting from investments by and distributions to the stockholder. During the first quarters of 2001 and 2000, total comprehensive income for the Companies amounted to $14.7 million and $596,000, respectively. Included in these amounts are total comprehensive income for First Golden of $933,000 and $69,000 for the first quarters of 2001 and 2000, respectively. Other comprehensive income excludes net investment gains (losses) included in net income which merely represent transfers from unrealized to realized gains and losses. These amounts totaled $301,000 and $(468,000) during the first quarters of 2001 and 2000, respectively. Such amounts, which have been measured through the date of sale, are net of income taxes and adjustments for value of purchased insurance in force and deferred policy acquisition costs totaling $(2.3) million and $(841,000) for the first quarters of 2001 and 2000, respectively.

NOTE 3 -- INVESTMENTS

INVESTMENT VALUATION ANALYSIS: The Companies analyze the investment portfolio at least quarterly in order to determine if the carrying value of any investment has been impaired. The carrying value of debt and equity securities is written down to fair value by a charge to realized losses when impairment in value appears to be other than temporary. During the first quarter of 2001, Golden American determined that the carrying value of three bonds exceeded their estimated net realizable value. As a result, at March 31, 2001, Golden American recognized a total pre-tax loss of $679,000 to reduce the carrying value of the bonds to their combined net realizable value of $389,000.

NOTE 4 -- DERIVATIVE INSTRUMENTS

The Companies may from time to time utilize various derivative instruments to manage interest rate and price risk (collectively, market risk). The Companies have appropriate controls in place, and financial exposures are monitored and managed by the Companies as an integral part of their overall risk management program. Derivatives are recognized on the balance sheet at their fair value. At March 31, 2001, the Companies did not utilize any such derivatives.

The estimated fair values and carrying amounts of the Companies' embedded derivatives at March 31, 2001 were $0, net of reinsurance. The estimated fair values and carrying amounts of the embedded derivatives on a direct basis, before reinsurance, was $2.2 million.

The fair value of these instruments was estimated based on quoted market prices, dealer quotations or internal estimates.

NOTE 5 -- RELATED PARTY TRANSACTIONS

OPERATING AGREEMENTS: Directed Services, Inc. ("DSI"), an affiliate, acts as the principal underwriter (as defined in the Securities Act of 1933 and the Investment Company Act of 1940, as amended) and distributor of the variable insurance products issued by the Companies. DSI is authorized to enter into agreements with broker/dealers to distribute the Companies' variable insurance products and appoint representatives of the broker/dealers as agents. The Companies paid commissions to DSI totaling $55,884,000 and $55,854,000 for the quarters ended March 31, 2001 and 2000, respectively.

Golden American provides certain managerial and supervisory services to DSI. The fee paid by DSI for these services is calculated as a percentage of average assets in the variable separate accounts. For the quarters ended March 31, 2001 and 2000, the fee was $5,702,000 and $4,318,000, respectively.

The Companies have an asset management agreement with ING Investment Management LLC ("ING IM"), an affiliate, in which ING IM provides asset management and accounting services. Under the agreement, the Companies record a fee based on the value of the assets managed by ING IM. The fee is payable quarterly. For the first quarters of 2001 and 2000, the Companies incurred fees of $843,000 and $658,000, respectively, under this agreement.

Golden American has a guaranty agreement with Equitable Life Insurance Company of Iowa ("Equitable Life"), an affiliate. In consideration of an annual fee, payable June 30, Equitable Life guarantees to Golden American that it will make funds available, if needed, to Golden American to pay the contractual claims made under the provisions of Golden American's life insurance and annuity contracts. The agreement is not, and nothing contained therein or done pursuant thereto by Equitable Life shall be deemed to constitute, a direct or indirect guaranty by Equitable Life of the payment of any debt or other obligation, indebtedness, or liability, of any kind or character whatsoever, of Golden American. The agreement does not guarantee the value of the underlying assets held in separate accounts in which funds of variable life insurance and variable annuity policies have been invested. The calculation of the annual fee is based on risk based capital. On June 30, 2000, Golden American incurred a fee of $7,000 under this agreement.

Golden American provides certain advisory, computer, and other resources and services to Equitable Life. Revenues for these services, which reduced general expenses incurred by Golden American, totaled $1,359,000 and $1,568,000 for the quarters ended March 31, 2001 and 2000, respectively.

The Companies have a service agreement with Equitable Life in which Equitable Life provides administrative and financial related services. Under this agreement, the Companies incurred expenses of $75,000 and $312,000 for the quarters ended March 31, 2001 and 2000, respectively.

First Golden provides resources and services to DSI. Revenues for these services, which reduced general expenses incurred by First Golden, totaled $126,000 and $52,000 for the quarters ended March 31, 2001 and 2000, respectively.

Golden American provides resources and services to ING Mutual Funds Management Co., LLC, an affiliate. Revenues for these services, which reduced general expenses incurred by Golden American, totaled $48,000 and $105,000 for the quarters ended March 31, 2001 and 2000, respectively.

Golden American provides resources and services to United Life & Annuity Insurance Company, an affiliate. Revenues for these services, which reduced general expenses incurred by Golden American, totaled $102,000 and $169,000 for the quarters ended March 31, 2001 and 2000, respectively.

The Companies provide resources and services to Security Life of Denver Insurance Company, an affiliate. Revenues for these services, which reduced general expenses incurred by the Companies, totaled $54,000 and $52,000 for the quarters ended March 31, 2001 and 2000, respectively.

The Companies provide resources and services to Southland Life Insurance Company, an affiliate. Revenues for these services, which reduced general expenses incurred by the Companies, totaled $29,000 and $26,000 for the quarters ended March 31, 2001 and 2000, respectively.

For the quarter ended March 31, 2001, the Companies received premiums, net of reinsurance, for variable products sold through eight affiliates, Locust Street Securities, Inc., Vestax Securities Corporation, DSI, Multi-Financial Securities Corporation, IFG Network Securities, Inc., Washington Square Securities, Inc., PrimeVest Financial, and Compulife Investor Services, Inc. of $9,424,000, $3,807,000, $138,000, $3,081,000, $1,612,000, $7,336,000, $3,064,000 and
$1,476,000, respectively ($57,500,000, $21,400,000, $700,000, $18,300,000,
$6,700,000, $--, $--, and $0, respectively, for the same period of 2000).

For the quarter ended March 31, 2001, First Golden received fixed annuity premiums of approximately $100,000 from Washington Square Securities, Inc., an affiliate.

MODIFIED COINSURANCE AGREEMENT: On June 30, 2000, effective January 1, 2000, Golden American entered into a modified coinsurance agreement with Equitable Life, an affiliate, covering a considerable portion of Golden American's variable annuities issued on or after January 1, 2000, excluding those with an interest rate guarantee. The financial statements are presented net of the effects of the agreement.

Under this agreement, Golden American received a net reimbursement of expenses and charges of $110.7 million in the first quarter of 2001. This was offset by a decrease in deferred acquisition costs of $108.1 million. At March 31, 2001, Golden American had a receivable from Equitable Life of $35.8 million due to the timing of the cash settlement for the modified coinsurance agreement. As at December 31, 2000, Golden American had a payable of $16.3 million under the agreement.

REINSURANCE AGREEMENT COVERING MINIMUM GUARANTEED BENEFITS: On December 28, 2000, Golden American entered into a reinsurance agreement with Security Life of Denver International Limited, an affiliate, covering variable annuity minimum guaranteed death benefits and minimum guaranteed living benefits of variable annuities issued on or after January 1, 2000. An irrevocable letter of credit was obtained through Bank of New York in the amount of $25.0 million related to this agreement. Under this agreement, Golden American recorded a reinsurance recoverable of $40.9 million at March 31, 2001.

RECIPROCAL LOAN AGREEMENT: Golden American maintains a reciprocal loan agreement with ING America Insurance Holdings, Inc. ("ING AIH"), a Delaware corporation and affiliate, to facilitate the handling of unusual and/or unanticipated short-term cash requirements. Under this agreement, which became effective January 1, 1998 and expires December 31, 2007, Golden American and ING AIH can borrow up to $65,000,000 from one another. Prior to lending funds to ING AIH, Golden American must obtain the approval of the Department of Insurance of the State of Delaware. Interest on any Golden American borrowings is charged at the rate of ING AIH's cost of funds for the interest period plus 0.15%. Interest on any ING AIH borrowings is charged at a rate based on the prevailing interest rate of U.S. commercial paper available for purchase with a similar duration. Under this agreement, Golden American incurred interest expense of $23,000 and $82,000 for the quarters ended March 31, 2001 and 2000, respectively. At
March 31, 2001, Golden American did not have any borrowings or receivables from ING AIH under this agreement.

SURPLUS NOTES:  On December 30, 1999, Golden American issued an 8.179% surplus note in the amount of $50,000,000 to Equitable Life. The note matures on December 29, 2029. Payment of the note and related accrued interest is subordinate to payments due to policyholders, claimant and beneficiary claims, as well as debts owed to all other classes of debtors, other than surplus note holders, of Golden American. Any payment of principal and/or interest made is subject to the prior approval of the Delaware Insurance Commissioner. Under this agreement, Golden American incurred interest expense of $1,008,000 and $1,034,000 for the quarters ended March 31, 2001 and 2000, respectively.

On December 8, 1999, Golden American issued a 7.979% surplus note in the amount of $35,000,000 to First Columbine Life Insurance Company ("First Columbine"), an affiliate. The note matures on December 7, 2029. Payment of the note and related accrued interest is subordinate to payments due to policyholders, claimant and beneficiary claims, as well as debts owed to all other classes of debtors, other than surplus note holders, of Golden American. Any payment of principal and/or interest made is subject to the prior approval of the Delaware Insurance Commissioner. Under this agreement, Golden American incurred interest expense of $689,000 and $877,000 for the quarters ended March 31, 2001 and 2000, respectively.

On September 30, 1999, Golden American issued a 7.75% surplus note in the amount of $75,000,000 to ING AIH. The note matures on September 29, 2029. Payment of the note and related accrued interest is subordinate to payments due to policyholders, claimant, and beneficiary claims, as well as debts owed to all other classes of debtors, other than surplus note holders, of Golden American. Any payment of principal and/or interest made is subject to the prior approval of the Delaware Insurance Commissioner. Under this agreement, Golden American incurred interest expense of $1,433,000 and $1,453,000 for the quarters ended March 31, 2001 and 2000, respectively. On December 30, 1999, ING AIH assigned the note to Equitable Life.

On December 30, 1998, Golden American issued a 7.25% surplus note in the amount of $60,000,000 to Equitable Life. The note matures on December 29, 2028. Payment of the note and related accrued interest is subordinate to payments due to policyholders, claimant, and beneficiary claims, as well as debts owed to all other classes of debtors, other than surplus note holders, of Golden American. Any payment of principal and/or interest made is subject to the prior approval of the Delaware Insurance Commissioner. Under this agreement, Golden American incurred interest expense of $1,073,000 and $1,088,000 for the quarters ended March 31, 2001 and 2000, respectively.

On December 17, 1996, Golden American issued an 8.25% surplus note in the amount of $25,000,000 to Equitable of Iowa Companies. The note matures on December 17, 2026. Payment of the note and related accrued interest is subordinate to payments due to policyholders, claimant, and beneficiary claims, as well as debts owed to all other classes of debtors of Golden American. Any payment of principal made is subject to the prior approval of the Delaware Insurance Commissioner. Golden American incurred interest totaling $516,000 for the quarters ended March 31, 2001 and 2000.

STOCKHOLDER'S EQUITY: During the first quarters of 2001 and 2000, Golden American received capital contributions from its Parent of $0 and $80,000,000, respectively.

NOTE 6 -- COMMITMENTS AND CONTINGENCIES

REINSURANCE: At March 31, 2001, the Companies had reinsurance treaties with five unaffiliated reinsurers and three affiliated reinsurers covering a significant portion of the mortality risks and guaranteed death and living benefits under its variable contracts as of March 31, 2001. Golden American remains liable to the extent its reinsurers do not meet their obligations under the reinsurance agreements.

At March 31, 2001 and December 31, 2000, the Companies had net receivables of $63,174,000 and $33,973,000, respectively, for reinsurance claims, reserve credits, or other receivables from these reinsurers. These net receivables were comprised of $2,545,000 and $1,820,000, respectively, for claims recoverable from reinsurers, $2,224,000 and $4,007,000, respectively, for a payable for reinsurance premiums, $40,900,000 and $14,642,000, respectively, for reserve credits, and $22,253,000 and $21,518,000, respectively, for a receivable from an unaffiliated reinsurer. Included in the accompanying financial statements are net considerations to reinsurers of $6,656,000 in the first quarter of 2001 compared to $2,637,000 for the same period in 2000. Also included in the accompanying financial statements are net policy benefits of $9,943,000 in the first quarter of 2001 compared to $557,000 for the same period in 2000.

On June 30, 2000, effective January 1, 2000, Golden American entered into a modified coinsurance agreement with Equitable Life, an affiliate, covering a considerable portion of Golden American's variable annuities issued on or after January 1, 2000, excluding those with an interest rate guarantee. At March 31, 2001, Golden American had received a total settlement of $110.7 million under this agreement pertaining to the first quarter of 2001. The carrying value of the separate account liabilities covered under this agreement represent 24.9% of total separate account liabilities outstanding at March 31, 2001. Golden American remains liable to the extent Equitable Life does not meet its obligations under the agreement. The accompanying financial statements are presented net of the effects of the agreement.

On December 28, 2000, Golden American entered into a reinsurance agreement with Security Life of Denver International Limited, an affiliate, covering variable annuity minimum guaranteed death benefits and guaranteed living benefits of variable annuities issued on or after January 1, 2000. An irrevocable letter of credit was obtained through Bank of New York in the amount of $25,000,000 related to this agreement.

On December 29, 2000, First Golden entered into a reinsurance treaty with London Life Reinsurance Company of Pennsylvania, an unaffiliated reinsurer, covering the minimum guaranteed death benefits of First Golden's variable annuities issued on or after January 1, 2000.

Effective June 1, 1994, Golden American entered into a modified coinsurance agreement with an unaffiliated reinsurer. The accompanying financial statements are presented net of the effects of the treaty.

INVESTMENT COMMITMENTS: At March 31, 2001 and 2000, outstanding commitments to fund mortgage loans totaled $93,700,000 and $4,725,000, respectively. At
March 31, 2001, an outstanding commitment to fund fixed maturities totaled $16,165,000.

GUARANTY FUND ASSESSMENTS: Assessments are levied on the Companies by life and health guaranty associations in most states in which the Companies are licensed to cover losses of policyholders of insolvent or rehabilitated insurers. In some states, these assessments can be partially offset through a reduction in future premium taxes. The Companies cannot predict whether and to what extent legislative initiatives may affect the right to offset. The associated cost for a particular insurance company can vary significantly based upon its fixed account premium volume by line of business and state premiums as well as its potential for premium tax offset. The Companies have established an undiscounted reserve to cover such assessments, review information regarding known failures, and revise estimates of future guaranty fund assessments. Accordingly, the Companies accrued and charged to expense an additional $1,000 in the first quarters of 2001 and 2000. At March 31, 2001 and December 31, 2000, the Companies have an undiscounted reserve of $2,430,000 to cover estimated future assessments (net of related anticipated premium tax offsets) and have established an asset totaling $691,000 and $733,000, respectively, for assessments paid which may be recoverable through future premium tax offsets. The Companies believe this reserve is sufficient to cover expected future guaranty fund assessments based upon previous premiums and known insolvencies at this time.

LITIGATION: The Companies, like other insurance companies, may be named or otherwise involved in lawsuits, including class action lawsuits and arbitrations. In some class action and other actions involving insurers, substantial damages have been sought and/or material settlement or award payments have been made. The Companies currently believe no pending or threatened lawsuits or actions exist that are reasonably likely to have a material adverse impact on the Companies.

VULNERABILITY FROM CONCENTRATIONS: The Companies have various concentrations in the investment portfolio. As of March 31, 2001, the Companies had one investment (other than bonds issued by agencies of the United States government) exceeding ten percent of stockholder's equity. The

Companies' asset growth, net investment income, and cash flow are primarily generated from the sale of variable insurance products and associated future policy benefits and separate account liabilities. Substantial changes in tax laws that would make these products less attractive to consumers and extreme fluctuations in interest rates or stock market returns, which may result in higher lapse experience than assumed, could cause a severe impact on the Companies' financial condition. One broker/dealer generated 10% of the Companies' net sales during the first quarter of 2001 (12% by one broker/dealer in the same period of 2000). The Premium Plus product generated 50% of the Companies' sales during the first quarter of 2001 (77% in the same period of 2000). The GoldenSelect Guarantee product, introduced in the fourth quarter of 2000, generated 23% of the Companies' sales during the first quarter of 2001.

REVOLVING NOTE PAYABLE: To enhance short-term liquidity, the Companies established revolving notes payable with SunTrust Bank, Atlanta (the "Bank") which expires July 30, 2001. The note was approved by the Boards of Directors of Golden American and First Golden on August 5, 1998 and September 29, 1998, respectively. The total amount the Companies may have outstanding is $85,000,000, of which Golden American and First Golden have individual credit sublimits of $75,000,000 and $10,000,000, respectively. The notes accrue interest at an annual rate equal to: (1) the cost of funds for the Bank for the period applicable for the advance plus 0.225% or (2) a rate quoted by the Bank to the Companies for the advance. The terms of the agreement require the Companies to maintain the minimum level of Company Action Level Risk Based Capital as established by applicable state law or regulation. During the quarters ended March 31, 2001 and 2000, the Companies incurred interest expense of $1,000 and $28,000, respectively. At March 31, 2001 and December 31, 2000, the Companies had borrowings of $1,400,000 and $0, respectively, under these agreements.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS.

The purpose of this section is to discuss and analyze the Golden American Life Insurance Company's ("Golden American") condensed consolidated results of operations. In addition, some analysis and information regarding financial condition and liquidity and capital resources has also been provided. This analysis should be read jointly with the condensed consolidated financial statements, the related notes, and the Cautionary Statement Regarding Forward-Looking Statements, which appear elsewhere in this report. Golden American reports financial results on a consolidated basis. The condensed consolidated financial statements include the accounts of Golden American and its subsidiary, First Golden American Life Insurance Company of New York ("First Golden," and collectively with Golden American, the "Companies").

Golden American is a wholly owned subsidiary of Equitable of Iowa Companies, Inc. ("EIC" or the "Parent"). EIC is an indirect wholly owned subsidiary of ING Groep N.V. ("ING"), a global financial services holding company based in The Netherlands.

RESULTS OF OPERATIONS

PREMIUMS

                                         Percentage    Dollar
Three Months ended March 31      2001      Change      Change      2000
--------------------------------------------------------------------------
                                          (DOLLARS IN MILLIONS)
Variable annuity premiums:
  Separate account............  $(203.5)    (123.7)% $(1,063.0)  $  859.5
  Fixed account...............    437.4      154.0       265.2      172.2
                                ------------------------------------------
Total variable annuity
  premiums....................    233.9      (77.3)     (797.8)   1,031.7
Fixed annuity premiums........      0.4         --         0.4         --
Variable life premiums........      0.3         --          --        0.3
                                ------------------------------------------
Total premiums................  $ 234.6      (77.3)% $  (797.4)  $1,032.0
                                ==========================================

For the Companies' variable and fixed insurance contracts, premiums collected are not reported as revenues, but as deposits to insurance liabilities. Revenues for these products are recognized over time in the form of investment spread and product charges.

Variable annuity premiums net of reinsurance decreased 77.3% during the first three months of 2001 compared to the first quarter of 2000. This decrease is primarily due to premium reductions included in the variable annuity separate account premiums of $824.8 million and $22.3 for the first three months of 2001 and 2000, respectively, related to modified coinsurance agreements. Also contributing to the decrease in variable annuity premiums is a reduction of $271.5 million in variable annuity separate account premiums from the Premium Plus product in the first three months of 2001 as compared to the first three months of 2000. Offsetting these decreases is an increase in variable annuity fixed account premiums from $172.2 million in 2000 to $437.4 million in 2001. This increase is primarily due to sales of GoldenSelect Guarantee, a registered fixed annuity product introduced in the last quarter of 2000. Sales for this product totaled $237.1 million in the first three months of 2001.

During the first three months of 2001, First Golden began selling two fixed annuity products, FGA New York Flex and FGA New York Multi-Year Guarantee Annuity ("MYGA").

Premiums, net of reinsurance, for variable products from a significant broker/dealer having at least ten percent of total sales for the quarter ended March 31, 2001 totaled $23.0 million, or 10% of total premiums ($121.4 million, or 12% from a significant broker/dealer for the quarter ended March 31, 2000). Gross premiums for variable products from a significant broker/dealer having at least ten percent of total sales for the quarter ended March 31, 2001, totaled $114.8 million, or 11% of total gross premiums ($232.3 million, or 22%, from two significant broker/dealers for the quarter ended March 31, 2000).

REVENUES

                                       Percentage  Dollar
Three Months ended March 31     2001     Change    Change  2000
----------------------------------------------------------------
                                     (DOLLARS IN MILLIONS)
Annuity and interest sensitive
  life product charges........  $48.6      36.1%   $12.9   $35.7
Management fee revenue........    6.1      29.8      1.4     4.7
Net investment income.........   19.4      21.3      3.4    16.0
Realized losses on
  investments.................   (2.0)     53.9     (0.7)   (1.3)
                                --------------------------------
                                $72.1      30.9%   $17.0   $55.1
                                ================================

Total revenues increased 30.9% in the first quarter of 2001 from the same period in 2000. Annuity and interest sensitive life product charges increased 36.1% in the first quarter of 2001 due to additional fees earned from the higher average block of business under management in the variable separate accounts and higher surrender charges. Negative equity market returns on the separate accounts were more than offset by sales of the separate account options during the past twelve months, such that the average account balance in the first quarter of 2001 is higher than in the first quarter of 2000.

Golden American provides certain managerial and supervisory services to Directed Services, Inc. ("DSI"). The fee paid to Golden American for these services, which is calculated as a percentage of average assets in the variable separate accounts, was $5.7 million and $4.3 million for the first three months of 2001 and 2000, respectively. This increase was due to the increasing average assets in the variable separate accounts and renegotiation of the fee paid by DSI to Golden American.

Net investment income increased 21.3% in the first quarter of 2001 due to a growth in invested assets from March 31, 2000 mainly related to the introduction of GoldenSelect Guarantee. The Companies had $2.0 million of realized losses on the sale of investments in the first three months of 2001, compared to losses of $1.3 million in the same period of 2000.

Expenses

Total insurance benefits and expenses increased $6.7 million, or 14.3%, to $53.1 million in the first three months of 2001. Interest credited to account balances decreased $6.8 million, or 12.6%, to $47.1 million in the first three months of 2001. The premium credit on the Premium Plus product decreased $13.2 million to $25.1 million at March 31, 2001 and the bonus interest on the fixed account decreased $1.4 million to $1.1 million at March 31, 2001 resulting in a decrease in interest credited during the first three months of 2001 compared to the same period in 2000. These decreases in extra credits and bonus interest were partially offset by higher average account balances associated with the Companies' fixed account options mainly due to the introduction of GoldenSelect Guarantee product.

Commissions decreased $1.1 million, or 1.9%, to $56.4 million in the first three months of 2001 due to a change in the mix of business. Insurance taxes, state licenses, and fees increased $0.4 million, or 19.3%, to $2.2 million in the first three months of 2001. Changes in commissions and insurance taxes, state licenses, and fees are generally related to changes in the level and mix or composition of variable product sales. Most costs incurred as the result of new sales have been deferred, thus having very little impact on current earnings.

General expenses increased $4.8 million, or 23.4%, to $25.0 million in the first three months of 2001. Management expects general expenses to continue to increase in 2001 as a result of the emphasis on expanding the salaried wholesaler distribution network and the increased amounts of insurance contracts in force. The Companies use a network of wholesalers to distribute products, and the salaries and sales bonuses of these wholesalers are included in general expenses. The portion of these salaries and related expenses that varies directly with production levels is deferred thus having little impact on current earnings. The increase in general expenses was partially offset by reimbursements received from DSI, Equitable Life Insurance Company of Iowa ("Equitable Life"), ING Mutual Funds Management Co., LLC, an affiliate, Security Life of Denver Insurance Company, an affiliate, Southland Life Insurance Company, an affiliate, and United Life & Annuity Insurance Company, an affiliate, for certain advisory, computer, and other resources and services provided by the Companies.

During the first quarters of 2001 and 2000, value of purchased insurance in force ("VPIF") was adjusted to decrease amortization by $29,000 and increase amortization by $340,000, respectively, to reflect changes in the assumptions related to the timing of estimated gross profits. Based on current conditions and assumptions as to the impact of future events on acquired policies in force, the expected approximate net amortization relating to VPIF as of March 31, 2001 is $3.0 million for the remainder of 2001, $3.4 million in 2002, $3.0 million in 2003, $2.5 million in 2004, $1.8 million in 2005, and $1.4 million in 2006.
Actual amortization may vary based upon changes in assumptions and experience.

Amortization of deferred policy acquisition costs ("DPAC") decreased $1.2 million, or 6.8%, in the first three months of 2001. Deferred policy acquisition costs decreased $119.4 million, or 112.7%, for the three months ended March 31, 2001. The decrease in the amortization and deferred costs were due to the modified coinsurance agreement entered into during the second quarter of 2000, which resulted in a $108.1 million decrease in deferred policy acquisition costs during the first quarter of 2001.

Expenses and charges reimbursed under modified coinsurance agreements increased by $108.5 million to $111.6 million during the first three months in 2001 as compared to the same period in 2000. This was primarily due to a modified coinsurance agreement which was entered into during the second quarter of 2000, with Equitable Life, an affiliate, covering a considerable portion of Golden American's variable annuities issued on or after January 1, 2000, excluding those with an interest rate guarantee. This reinsurance agreement contributed $110.7 million in reimbursed expenses and charges during the first quarter of 2001. This was offset by a corresponding decrease in deferred policy acquisition costs and reimbursement of non-deferrable costs related to policies reinsured under this agreement.

Interest expense decreased 6.6%, or $0.3 million, to $4.7 million in the first three months of 2001. Interest expense on a $25 million surplus note issued December 1996 and expiring December 2026 was $0.5 million for the first three months of 2001, unchanged from the same period of 2000. Interest expense on a $60 million surplus note issued in December 1998 and expiring December 2028 was $1.1 million for the first three months of 2001, unchanged from the same period of 2000. Interest expense on a $75 million surplus note, issued September 1999 and expiring September 2029 was $1.4 million for the first three months of 2001. Interest expense on a $50 million surplus note, issued December 1999 and expiring December 2029 was $1.0 million for the first three months of 2001. Interest expense on a $35 million surplus note issued December 1999 and expiring December 2029 was $0.7 million for the first three months of 2001. Golden American also paid $25,000 in 2001 and $82,000 in 2000 to ING America Insurance Holdings, Inc. ("ING AIH") for interest on a reciprocal loan agreement. Interest expense on a revolving note payable with SunTrust Bank, Atlanta was $1,000 and $28,000 for the first three months of 2001 and 2000, respectively.

Income

Net income was $8.9 million for the first three months of 2001, an increase of $7.0 million, or 372.7% from the same period of 2000.

Comprehensive income for the first three months of 2001 was $14.7 million, an increase of $14.1 million from comprehensive income of $596,000 in the same period of 2000.

F  FINANCIAL CONDITION
--------------------------------------------------------------------------------

    Investments

    The financial statement carrying value and amortized cost basis of the Companies' total investments increased 36.6% and 35.0%, respectively, during the first quarter of 2001. All of the Companies' investments, other than mortgage loans on real estate, are carried at fair value in the Companies' financial statements. The increase in the carrying value of the Companies' investment portfolio was mainly due to net purchases, as well as changes in unrealized appreciation and depreciation of fixed maturities. Growth in the cost basis of the Companies' investment portfolio resulted from the investment of premiums from the sale of the Companies' fixed account options mainly due to the introduction of GoldenSelect Guarantee. The Companies manage the growth of insurance operations in order to maintain adequate capital ratios. To support the fixed account options of the Companies' variable insurance products, cash flow was invested primarily in fixed maturities and mortgage loans on real estate.

    At March 31, 2001, the Companies had no investments in default. At
    March 31, 2001, the Companies' investments had a yield of 6.6%. The Companies estimate the total investment portfolio, excluding policy loans, had a fair value approximately equal to 100.6% of amortized cost value at March 31, 2001.

    FIXED MATURITIES: At March 31, 2001, the Companies had fixed maturities with an amortized cost of $1.1 billion and an estimated fair value of $1.1 billion. The Companies classify 100% of securities as available for sale. Net unrealized appreciation of fixed maturities of $7.4 million was comprised of gross appreciation of $14.4 million and gross depreciation of $7.0 million. Net unrealized holding gains on these securities, net of adjustments for VPIF, DPAC, and deferred income taxes of $1.7 million, were included in stockholder's equity at March 31, 2001.

    The individual securities in the Companies' fixed maturities portfolio (at amortized cost) include investment grade securities, which include securities issued by the U.S. government, its agencies, and corporations that are rated at least A- by Standard & Poor's Rating Services ("Standard & Poor's") ($639.5 million or 57.4%), that are rated BBB+ to BBB- by Standard & Poor's ($216.9 million or 19.6%), and below investment grade securities, which are securities issued by corporations that are rated BB+ to D by Standard & Poor's ($116.1 million or 10.2%). Securities not rated by Standard & Poor's had a National Association of Insurance Commissioners ("NAIC") rating of 1, 2, 3, 4, 5, or 6 ($142.6 million or 12.8%). The
    Companies' fixed maturity investment portfolio had a combined yield at amortized cost of 6.8% at March 31, 2001.

    Fixed maturities rated BBB+ to BBB- may have speculative characteristics and changes in economic conditions or other circumstances are more likely to lead to a weakened capacity of the issuer to make principal and interest payments than is the case with higher rated fixed maturities.

    At March 31, 2001, the amortized cost value of the Companies' total investments in below investment grade securities, excluding mortgage-backed securities, was $128.9 million, or 9.4%, of the Companies' investment portfolio. The Companies do not expect the percentage of the portfolio invested in below investment grade securities, excluding mortgage-backed securities, to exceed 10% of the investment portfolio. At March 31, 2001, the yield at amortized cost on the Companies' below investment grade portfolio was 8.2% compared to 6.6% for the Companies' investment grade corporate bond portfolio. The Companies estimate the fair value of the below investment grade portfolio was $127.1 million, or 98.6% of amortized cost value, at March 31, 2001.

    Below investment grade securities have different characteristics than investment grade corporate debt securities. Risk of loss upon default by the borrower is significantly greater with respect to below investment grade securities than with other corporate debt securities. Below investment grade securities are generally unsecured and are often subordinated to other creditors of the issuer. Also, issuers of below investment grade securities usually have higher levels of debt and are more sensitive to adverse economic conditions, such as recession or increasing interest rates, than are investment grade issuers. The Companies attempt to reduce the overall risk in the below investment grade portfolio, as in all investments, through careful credit analysis, strict investment policy guidelines, and diversification by company and by industry.

    The Companies analyze the investment portfolio, including below investment grade securities, at least quarterly in order to determine if the Companies' ability to realize the carrying value on any investment has been impaired. For debt and equity securities, if impairment in value is determined to be other than temporary (i.e., if it is probable the Companies will be unable to collect all amounts due according to the contractual terms of the security), the cost basis of the impaired security is written down to fair value, which becomes the new cost basis. The amount of the write-down is included in earnings as a realized loss. Future events may occur, or additional or updated information may be received, which may necessitate future write-downs of securities in the Companies' portfolio. Significant write-downs in the carrying value of investments could materially adversely affect the Companies' net income in future periods.

    During the first three months of 2001, fixed maturities designated as available for sale with a combined amortized cost of $89.1 million were sold, called, or repaid by their issuers. In total, net pre-tax losses from sales, calls, and repayments of fixed maturity investments amounted to $0.5 million in the first three months of 2001.

    During the first quarter of 2001, Golden American determined that the carrying value of three impaired bonds exceeded their estimated net realizable value. As a result, at March 31, 2001, Golden American recognized a total pre-tax loss of approximately $679,000 to reduce the carrying value of the bonds to their net realizable value of $389,000.

    EQUITY SECURITIES: Equity securities represent 0.3% of the Companies' investment portfolio. At March 31, 2001, the Companies owned equity securities with a cost of $4.2 million and an estimated fair value of $3.3 million. Net unrealized depreciation of equity securities was comprised entirely of gross depreciation of $0.9 million. Equity securities are primarily comprised of investments in shares of the mutual funds underlying the Companies' registered separate accounts.

    MORTGAGE LOANS ON REAL ESTATE: Mortgage loans on real estate represent 7.3% of the Companies' investment portfolio. Mortgages outstanding were $99.0 million at March 31, 2001 with an estimated fair value of $100.4 million. The Companies' mortgage loan portfolio includes 56 loans with an average size of $1.8 million and average seasoning of 0.6 years if weighted by the number of loans. The Companies' mortgage loans on real estate are typically secured by occupied buildings in major metropolitan locations and not speculative developments and are diversified by type of property and geographic location. At March 31, 2001, the yield on the Companies' mortgage loan portfolio was 7.3%.

    At March 31, 2001, no mortgage loan on real estate was delinquent by 90 days or more. The Companies' loan investment strategy is consistent with other life insurance subsidiaries of ING in the United States. The insurance subsidiaries of EIC have experienced a historically low default rate in their mortgage loan portfolios.

    Other Assets

    Reinsurance recoverables increased $29.2 million during the first quarter of 2001, due largely to an increase of $26.3 million in reinsurance reserves from an intercompany reinsurance agreement between Golden American and Security Life of Denver International Limited. On December 28, 2000, effective January 1, 2000, Golden American entered into a reinsurance agreement with Security Life of Denver International Limited, an affiliate, covering variable annuity minimum guaranteed death benefits and minimum guaranteed living benefits.

    Amounts due from affiliates were $36.8 million and $38.8 million at March 31, 2001 and December 31, 2000, respectively. At March 31, 2001, the Companies had a receivable of $35.7 million from Equitable Life related to the modified coinsurance agreement. At December 31, 2000, the Companies had a receivable of $35.0 million related to a capital contribution from Parent.

    DPAC represents certain deferred costs of acquiring new insurance business, principally first year commissions and interest bonuses, premium credits, and other expenses related to the production of new business after October 24, 1997, the merger date. The Companies' previous balances of DPAC and VPIF were eliminated as of the ING merger date, and an asset representing VPIF was established for all policies in force at the ING merger date. VPIF is amortized into income in proportion to the expected gross profits of in force acquired business in a manner similar to DPAC amortization. Any expenses which vary directly with the sales of the Companies' products are deferred and amortized. At March 31, 2001, the Companies had DPAC and VPIF balances of $598.2 million and $23.7 million, respectively. During the first quarters of 2001 and 2000, VPIF was adjusted to decrease amortization by $29,000 and increase amortization by $340,000, respectively, to reflect changes in the assumptions related to the timing of estimated gross profits.

    Goodwill totaling $151.1 million, representing the excess of the acquisition cost over the fair value of net assets acquired, was established as a result of the merger with ING. Accumulated amortization of goodwill through March 31, 2001 was $12.9 million.

    Other assets decreased $12.2 million from December 31, 2000, due to a decrease in receivables for securities sold.

    At March 31, 2001, the Companies had $9.1 billion of separate account assets compared to $9.8 billion at December 31, 2000. The decrease in separate account assets resulted rom negative equity market returns. This effect is partially offset by sales of the Companies' variable products, net of redemptions, and by net policyholder transfers to the separate account options from the fixed account options within the variable products.

    At March 31, 2001, the Companies had total assets of $11.4 billion, a 3.5% decrease from December 31, 2000.

    Liabilities

    Future policy benefits for annuity and interest sensitive life products increased $301.7 million, or 28.4%, to $1.4 billion reflecting net sales of the Companies' fixed account options, net of transfers to the separate account options.

    Negative equity market returns primarily accounted for the $739.4 million, or 7.5%, decrease in separate account liabilities to $9.1 billion at March 31, 2001. This market depreciation was partially offset by sales of the Companies' variable products, net of redemptions, and by net policyholder transfers to the separate account options from the fixed account options within the variable products.

    On December 30, 1999, Golden American issued a $50 million, 8.179% surplus note to Equitable Life, which matures on December 29, 2029. On December 8, 1999, Golden American issued a $35 million, 7.979% surplus note to First Columbine Life Insurance Company, an affiliate, which matures on December 7, 2029. On September 30, 1999, Golden American issued a
    $75 million, 7.75% surplus note to ING AIH, which matures on September 29, 2029. On December 30, 1999, ING AIH assigned the surplus note to Equitable Life. On December 30, 1998, Golden American issued a $60 million, 7.25% surplus note to Equitable Life, which matures on December 29, 2028.

    On December 17, 1996, Golden American issued a $25 million, 8.25% surplus note to Equitable of Iowa Companies, which matures on December 17, 2026. As a result of the merger of Equitable into EIC, the surplus note is now payable to EIC.

    Amounts due to affiliates decreased $12.2 million or 61.5% to $7.7 million during the first three months of 2001. This is mainly due to the cash settlement of a liability for the modified coinsurance agreement with Equitable Life.

    Other liabilities increased $22.6 million or 32.6% to $92.0 million during the first three months of 2001 due to the increase in the payable for securities purchased.

    The Companies' total liabilities decreased $425.5 million, or 3.8%, during first quarter 2001 and totaled $10.8 billion at March 31, 2001.

    The effects of inflation and changing prices on the Companies' financial position are not material since insurance assets and liabilities are both primarily monetary and remain in balance. An effect of inflation, which has been low in recent years, is a decline in stockholder's equity when monetary assets exceed monetary liabilities.

L  LIQUIDITY AND CAPITAL RESOURCES
--------------------------------------------------------------------------------

    Liquidity is the ability of the Companies to generate sufficient cash flows to meet the cash requirements of operating, investing, and financing activities. The Companies' principal sources of cash are variable annuity premiums and product charges, investment income, maturing investments, proceeds from debt issuance, and capital contributions made by the Parent. Primary uses of these funds are payments of commissions and operating expenses, interest and premium credits, investment purchases, repayment of debt, as well as withdrawals and surrenders.

    Net cash provided by operating activities was $107.6 million in the first quarter of 2001 compared to net cash used in operating activities of $42.9 million in the same period of 2000. The Companies have predominantly had negative cash flows from operating activities since Golden American started issuing variable insurance products in 1989. These negative operating cash flows result primarily from commissions and other deferrable expenses related to the continued growth in the variable annuity products. Negative operating cash flows have been offset by the effects of a modified coinsurance agreement entered into during the second quarter 2000 with an affiliate which resulted in the reimbursement of policy acquisition costs incorporated in a net cash settlement of $110.7 million in the first quarter of 2001, and a $108.1 decrease in deferred acquisition costs.

    Net cash used in investing activities was $356.6 million during the first quarter of 2001 compared to net cash provided by investing activities of $54.1 million in the same period of 2000. This decrease is primarily due to net purchases of fixed maturities and short-term investments during the first quarter of 2001 versus net sales in 2000. Net purchases of fixed maturities reached $318.0 million during the first quarter of 2001 versus net sales of $12.2 million in the same period of 2000. Net purchases of short-term investments reached $43.0 million in the first quarter of 2000 versus net sales of $39.4 million during the same period in 2000. These investment purchases were mainly due to an increase in sales of the Companies fixed account options, primarily from the introduction of the GoldenSelect Guarantee product in the fourth quarter of 2000.

    Net cash provided by financing activities was $235.9 million during the first quarter of 2001 compared to net cash used in financing activities of $9.0 million during the same period in 2000. In the first quarter of 2001, net cash provided by financing activities was positively impacted by net fixed account deposits of $410.6 million compared to $127.2 million in the same period of 2000 primarily due to the introduction of GoldenSelect Guarantee in the fourth quarter of 2000. The Companies received $0 and $80.0 million of capital contributions from the Parent in the first quarters of 2001 and 2000, respectively.

    The Companies' liquidity position is managed by maintaining adequate levels of liquid assets, such as cash or cash equivalents and short-term investments. Additional sources of liquidity include borrowing facilities to meet short-term cash requirements. Golden American maintains a $65.0 million reciprocal loan agreement with ING AIH and the Companies have established an $85.0 million revolving note facility with SunTrust Bank, Atlanta which expires on July 30, 2001. Management believes that these sources of liquidity are adequate to meet the Companies' short-term cash obligations.

    Based on current trends, the Companies expect to continue to use net cash in operating activities before reinsurance, given the continued growth of the variable annuity sales. It is anticipated that a continuation of capital contributions from the Parent, the issuance of additional surplus notes, and/or the use of modified coinsurance agreements will cover these net cash outflows. ING AIH is committed to the sustained growth of Golden American. During 2001, ING AIH will maintain Golden American's statutory capital and surplus at the end of each quarter at a level such that: 1) the ratio of Total Adjusted Capital divided by Company Action Level Risk Based Capital exceeds 300%; and 2) the ratio of Total Adjusted Capital (excluding surplus notes) divided by Company Action Level Risk Based Capital exceeds 200%; and
    3) Golden American's statutory capital and surplus exceeds the "Amounts Accrued for Expense Allowances Recognized in Reserves" as disclosed on page 3, Line 13A of Golden American's Statutory Statement.

    During the first quarter of 1999, Golden American's operations were moved to a new site in West Chester, Pennsylvania. During 2001, Golden American occupies 125,000 square feet of leased space. Golden American's New York subsidiary is housed in leased space in New York, New York. The Companies intend to spend approximately $4.0 million on capital needs during the remainder of 2001.

    The ability of Golden American to pay dividends to its Parent is restricted. Prior approval of insurance regulatory authorities is required for payment of dividends to the stockholder which exceed an annual limit. During 2001, Golden American cannot pay dividends to its Parent without prior approval of statutory authorities.

    Under the provisions of the insurance laws of the State of New York, First Golden cannot distribute any dividends to its stockholder, Golden American, unless a notice of its intent to declare a dividend and the amount of the dividend has been filed with the New York Insurance Department at least thirty days in advance of the proposed declaration. If the Superintendent of the New York Insurance Department finds the financial condition of First Golden does not warrant the distribution, the Superintendent may disapprove the distribution by giving written notice to First Golden within thirty days after the filing. The management of First Golden does not anticipate paying any dividends to Golden American during 2001.

    The NAIC's risk-based capital requirements require insurance companies to calculate and report information under a risk-based capital formula. These requirements are intended to allow insurance regulators to monitor the capitalization of insurance companies based upon the type and mixture of risks inherent in a company's operations. The formula includes components for asset risk, liability risk, interest rate exposure, and other factors. The Companies have complied with the NAIC's risk-based capital reporting requirements. Amounts reported indicate the Companies have total adjusted capital well above all required capital levels.

    REINSURANCE: At March 31, 2001, Golden American had reinsurance treaties with five unaffiliated reinsurers and three affiliated reinsurers covering a significant portion of the mortality risks and guaranteed death and living benefits under its variable contracts. Golden American remains liable to the extent its reinsurers do not meet their obligations under the reinsurance agreements.

    On June 30, 2000, effective January 1, 2000, Golden American entered into a modified coinsurance agreement with Equitable Life, an affiliate, covering a considerable portion of Golden American's variable annuities issued on or after January 1, 2000, excluding those with an interest rate guarantee.

    On December 28, 2000, Golden American entered into a reinsurance agreement with Security Life of Denver International Limited, an affiliate, covering variable annuity minimum guaranteed death benefits and minimum guaranteed living benefits of variable annuities issued on or after January 1, 2000. An irrevocable letter of credit was obtained through Bank of New York in the amount of $25 million related to this agreement.

    On December 29, 2000, First Golden entered into a reinsurance treaty with London Life Reinsurance Company of Pennsylvania, an unaffiliated reinsurer, covering the minimum guaranteed death benefits of First Golden's variable annuities issued on or after January 1, 2000.

M MARKET RISK AND RISK MANAGEMENT
--------------------------------------------------------------------------------

    Asset/liability management is integrated into many aspects of the Companies' operations, including investment decisions, product development, and crediting rates determination. As part of the risk management process, different economic scenarios are modeled, including cash flow testing required for insurance regulatory purposes, to determine that existing assets are adequate to meet projected liability cash flows. Key variables include contractholder behavior and the variable separate accounts' performance.

    Contractholders bear the majority of the investment risks related to the variable insurance products. Therefore, the risks associated with the investments supporting the variable separate accounts are assumed by contractholders, not by the Companies (subject to, among other things, certain minimum guarantees). The Companies' products also provide certain minimum death and guaranteed living benefits that depend on the performance of the variable separate accounts. Currently, the majority of death and living benefit risks are reinsured, which protects the Companies from adverse mortality experience and prolonged capital market decline.

    A surrender, partial withdrawal, transfer, or annuitization made prior to the end of a guarantee period from the fixed account may be subject to a market value adjustment. As the majority of the liabilities in the fixed account are subject to market value adjustment, the Companies do not face a material amount of market risk volatility. The fixed account liabilities are supported by a portfolio principally composed of fixed rate investments that can generate predictable, steady rates of return. The portfolio management strategy for the fixed account considers the assets available for sale. This enables the Companies to respond to changes in market interest rates, changes in prepayment risk, changes in relative values of asset sectors and individual securities and loans, changes in credit quality outlook, and other relevant factors. The objective of portfolio management is to maximize returns, taking into account interest rate and credit risks, as well as other risks. The Companies' asset/liability management discipline includes strategies to minimize exposure to loss as interest rates and economic and market conditions change.

    On the basis of these analyses, management believes there is no material solvency risk to the Companies. With respect to a 10% drop in equity values from March 31, 2001 levels, variable separate account funds, which represent 87% of the in force, pass the risk in underlying fund performance to the contractholder (except for certain minimum guarantees). With respect to interest rate movements up or down 100 basis points from March 31, 2001 levels, the remaining 13% of the in force are fixed account funds and almost all of these have market value adjustments which provide significant protection against changes in interest rates. The April market rebound partially offset March's year-to-date lower than expected separate account returns, so that on a total year-to-date basis, April separate account returns are still lower than expected returns. The estimated net effect of the April market rebound would indicate a normalized net income for the first quarter of 2001 of approximately 8% higher than actual first quarter net income. The corresponding estimated net effect on the balance sheet would be an increase of approximately $840 million of both separate account assets and liabilities.

C  CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
--------------------------------------------------------------------------------

    Any forward-looking statement contained herein or in any other oral or written statement by the Companies or any of their officers, directors, or employees is qualified by the fact that actual results of the Companies may differ materially from such statement, among other risks and uncertainties inherent in the Companies' business, due to the following important factors:

    1. Prevailing interest rate levels and stock market performance, which may affect the ability of the Companies to sell their products, the market value and liquidity of the Companies' investments, fee revenue, and the lapse rate of the Companies' policies, notwithstanding product design features intended to enhance persistency of the Companies' products.

    2. Changes in the federal income tax laws and regulations, which may affect the tax status of the Companies' products.

    3. Changes in the regulation of financial services, including bank sales and underwriting of insurance products, which may affect the competitive environment for the Companies' products.

    4. Increasing competition in the sale of the Companies' products.

    5. Other factors that could affect the performance of the Companies, including, but not limited to, market conduct claims, litigation, insurance industry insolvencies, availability of competitive reinsurance on new business, investment performance of the underlying portfolios of the variable products, variable product design, and sales volume by significant sellers of the Companies' variable products.

PART II.OTHER INFORMATION
--------------------------------------------------------------------------------

    ITEM 5. OTHER INFORMATION.

    PRODUCTS

    The Companies offer a portfolio of variable and fixed insurance products designed to meet customer needs for tax-advantaged saving for retirement and protection from death. The Companies believe longer life expectancies, an aging population, and growing concern over the stability and availability of the Social Security system have made retirement planning a priority for many Americans. The target market for all products is consumers and corporations throughout the United States.

    Variable and fixed insurance products currently offered by the Companies include seven variable annuity products and two fixed annuity products. During the year 2001, First Golden began selling two fixed insurance products, FGA New York Flex and FGA New York MYGA. Beginning May 1, 2001, Golden American will begin selling a new variable insurance product called Landmark.

    ITEM 6. EXHIBITS AND REPORTS ON FORM 8-K.

    (a) Exhibits

    A list of exhibits included as part of this report is set forth in the
    Exhibit Index which immediately precedes such exhibits and is hereby incorporated by reference herein.

    (b) Reports on Form 8-K

    None

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DATE:    May 11, 2001                             GOLDEN AMERICAN LIFE INSURANCE COMPANY

                                                  By   /s/ Wayne R. Huneke
                                                       -----------------------------------------------
                                                       Wayne R. Huneke
                                                       Chief Financial Officer and Director
                                                       (Principal Financial Officer)

                                                  By   /s/ Cheryl Price
                                                       -----------------------------------------------
                                                       Cheryl Price
                                                       Chief Accounting Officer
                                                       (Principal Accounting Officer)

                                     INDEX
                     Exhibits to Annual Report on Form 10-Q
                       Three months ended March 31, 2001
                     GOLDEN AMERICAN LIFE INSURANCE COMPANY

                                                                        Page Number
2  PLAN OF ACQUISITION
         (a)     Stock Purchase Agreement dated as of May 3, 1996, between
                 Equitable of Iowa Companies ("Equitable") and Whitewood
                 Properties Corp. (incorporated by reference from Exhibit 2 in Equitable's Form 8-K filed August 28, 1996)..............
         (b)     Agreement and Plan of Merger dated as of July 7, 1997, among
                 ING Groep N.V., PFHI Holdings, Inc., and Equitable
                 (incorporated by reference from Exhibit 2 in Equitable's
                 Form 8-K filed July 11, 1997)...............................
3  ARTICLES OF INCORPORATION AND BY-LAWS
         (a)     Articles of Incorporation of Golden American Life Insurance
                 Company ("Registrant" or "Golden American") (incorporated by reference from Exhibit 3(a) to Registrant's Registration
                 Statement on Form S-1 filed with the Securities and Exchange
                 Commission (the "SEC") on June 30, 2000 (File
                 No. 333-40596)).............................................
         (b)(i)  By-laws of Golden American (incorporated by reference from
                 Exhibit 3(b)(i) to Registrant's Registration Statement on
                 Form S-1 filed with the SEC on June 30, 2000 (File
                 No. 333-40596)).............................................
         (ii)    By-laws of Golden American, as amended (incorporated by
                 reference from Exhibit 3(b)(ii) to the Registrant's
                 Registration Statement on Form S-1 filed with the SEC on
                 June 30, 2000 (File No. 333-40596)).........................
         (iii)   Certificate of Amendment of the By-laws of MB Variable Life
                 Insurance Company, as amended (incorporated by reference
                 from Exhibit 3(b)(iii) to Registrant's Registration
                 Statement on Form S-1 filed with the SEC on June 30, 2000
                 (File No. 333-40596)).......................................
         (iv)    By-laws of Golden American, as amended (12/21/93)
                 (incorporated by reference from Exhibit 3(b)(iv) to
                 Registrant's Registration Statement on Form S-1 filed with the SEC on June 30, 2000 (File No. 333-40596))..............
4  INSTRUMENTS DEFINING THE RIGHTS OF SECURITY HOLDERS, INCLUDING INDENTURES
         (a)     Individual Deferred Combination Variable and Fixed Annuity
                 Contract (incorporated by reference from Exhibit 4(a) to
                 Amendment No. 5 of Registrant's Registration Statement on
                 Form S-1 filed with the SEC on or about April 23, 1999 (File
                 No. 333-51353)).............................................
         (b)     Discretionary Group Deferred Combination Variable Annuity
                 Contract (incorporated by reference from Exhibit 4(b) to
                 Amendment No. 5 of Registrant's Registration Statement on
                 Form S-1 filed with the SEC on or about April 23, 1999 (File
                 No. 333-51353)).............................................

                                     INDEX
                     Exhibits to Annual Report on Form 10-Q
                       Three months ended March 31, 2001
                     GOLDEN AMERICAN LIFE INSURANCE COMPANY

                                                                        Page Number
         (c)     Individual Deferred Variable Annuity Contract (incorporated by reference from Exhibit 4(c) to Amendment No. 5 of
                 Registrant's Registration Statement on Form S-1 filed with the SEC on or about December 3, 1999 (File
                 No. 333-51353)).............................................
         (d)     Individual Deferred Combination Variable and Fixed Annuity
                 Application (incorporated by reference from Exhibit 4(g) to
                 Amendment No. 6 of Registrant's Registration Statement on
                 Form S-1 filed with the SEC on or about December 3, 1999
                 (File No. 333-51353)).......................................
         (e)     Group Deferred Combination Variable and Fixed Annuity
                 Enrollment Form (incorporated by reference from Exhibit 4(h)
                 to Amendment No. 6 of Registrant's Registration Statement on
                 Form S-1 filed with the SEC on or about December 3, 1999
                 (File No. 333-51353)).......................................
         (f)     Individual Deferred Variable Annuity Application
                 (incorporated by reference from Exhibit 4(i) to Amendment
                 No. 6 of Registrant's Registration Statement on Form S-1
                 filed with the SEC on or about December 3, 1999 (File
                 No. 333-51353)).............................................
         (g)     Individual Retirement Annuity Rider Page (incorporated by
                 reference from Exhibit 4(d) to Registrant's Registration
                 Statement on Form S-1 filed with the SEC on June 30, 2000
                 (File No. 333-40596)).......................................
         (h)     ROTH Individual Retirement Annuity Rider (incorporated by
                 reference from Exhibit 4(g) to Registrant's Registration
                 Statement on Form S-1 filed with the SEC on June 30, 2000
                 (File No. 333-40596)).......................................
         (i)     Minimum Guaranteed Accumulation Benefit Rider (REV)
                 (incorporated by reference from Exhibit 4(k) to Amendment
                 No. 3 to a Registration Statement on Form S-1 filed with the
                 SEC on April 23, 2001 (File No. 333-35592)).................
         (j)     Minimum Guaranteed Income Benefit Rider (REV) (incorporated by reference from Exhibit 4(l) to Amendment No. 3 to a
                 Registration Statement on Form S-1 filed with the SEC on
                 April 23, 2001 (File No. 333-35592))........................
         (k)     Minimum Guaranteed Withdrawal Benefit Rider (REV)
                 (incorporated by reference from Exhibit 4(m) to Amendment
                 No. 3 to a Registration Statement on Form S-1 filed with the
                 SEC on April 23, 2001 (File No. 333-35592)).................
         (l)     Living Benefit Rider Endorsement (incorporated by reference from Exhibit 4(n) to Amendment No. 3 to a Registration
                 Statement on Form S-1 filed with the SEC on April 23, 2001
                 (File No. 333-35592)).......................................

                                     INDEX
                     Exhibits to Annual Report on Form 10-Q
                       Three months ended March 31, 2001
                     GOLDEN AMERICAN LIFE INSURANCE COMPANY

                                                                        Page Number
         (m)     Death Benefit Endorsement Number 1 describing the 7%
                 Solution Enhanced Death Benefit (REV) (incorporated by
                 reference from Exhibit 4(o) to Amendment No. 3 to a
                 Registration Statement on Form S-1 filed with the SEC on
                 April 23, 2001 (File No. 333-35592))........................
         (n)     Death Benefit Endorsement Number 2 describing the Annual
                 Ratchet Enhanced Death Benefit (REV) (incorporated by
                 reference from Exhibit 4(p) to Amendment No. 3 to a
                 Registration Statement on Form S-1 filed with the SEC on
                 April 23, 2001 (File No. 333-35592))........................
         (o)     Death Benefit Endorsement Number 3 describing the Standard
                 Death Benefit (REV) (incorporated by reference from
                 Exhibit 4(q) to Amendment No. 3 to a Registration Statement
                 on Form S-1 filed with the SEC on April 23, 2001 (File
                 No. 333-35592)).............................................
         (p)     Death Benefit Endorsement Number 4 describing the Max 7
                 Enhanced Death Benefit (REV) (incorporated by reference from
                 Exhibit 4(r) to Amendment No. 3 to a Registration Statement
                 on Form S-1 filed with the SEC on April 23, 2001 (File
                 No. 333-35592)).............................................
         (q)     Death Benefit Endorsement Number 5 (Base Death Benefit)
                 (incorporated by reference from Exhibit 4(s) to Amendment
                 No. 3 to a Registration Statement on Form S-1 filed with the
                 SEC on April 23, 2001 (File No. 333-35592)).................
         (r)     Death Benefit Endorsement Number 6 (Inforce Contracts)
                 (incorporated by reference from Exhibit 4 (t) to Amendment
                 No. 3 to a Registration Statement on Form S-1 filed with the
                 SEC on April 23, 2001 (File No. 333-35592)).................
         (s)     Individual Deferred Variable and Fixed Annuity Contract
                 (incorporated by reference from Exhibit 4(a) to Amendment
                 No. 6 to Registrant's Registration Statement filed with the
                 SEC on or about December 3, 1999 (File No. 333-28765))......
         (t)     Group Deferred Variable and Fixed Annuity Contract
                 Individual Deferred Variable and Fixed Annuity Contract
                 (incorporated by reference from Exhibit 4(b) to Amendment
                 No. 6 to Registrant's Registration Statement filed with the
                 SEC on or about December 3, 1999 (File No. 333-28765))......
         (u)     Individual Deferred Variable Annuity Contract (incorporated by reference from Exhibit 4(c) to Amendment No. 6 to
                 Registrant's Registration Statement filed with the SEC on or about December 3, 1999 (File No. 333-28765))................
         (v)     Individual Deferred Variable and Fixed Annuity Contract
                 (incorporated by reference from Exhibit 4(a) to a
                 Registration Statement for Golden American filed with the
                 SEC on or about April 23, 1999 (File No. 333-76941))........

                                     INDEX
                     Exhibits to Annual Report on Form 10-Q
                       Three months ended March 31, 2001
                     GOLDEN AMERICAN LIFE INSURANCE COMPANY

                                                                        Page Number
         (w)     Group Deferred Variable and Fixed Annuity Contract
                 Individual Deferred Variable and Fixed Annuity Contract
                 (incorporated by reference from Exhibit 4(b) to a
                 Registration Statement for Golden American filed with the
                 SEC on or about April 23, 1999 (File No. 333-76941))........
         (x)     Individual Deferred Variable Annuity Contract (incorporated by reference from Exhibit 4(c) to a Registration Statement for Golden American filed with the SEC on or about April 23,
                 1999 (File No. 333-76941))..................................
         (y)     Individual Deferred Variable and Fixed Annuity Contract
                 (incorporated by reference from Exhibit 4(a) to a
                 Registration Statement for Golden American filed with the
                 SEC on or about April 23, 1999 (File No. 333-76945))........
         (z)     Group Deferred Variable and Fixed Annuity Contract
                 Individual Deferred Variable and Fixed Annuity Contract
                 (incorporated by reference from Exhibit 4(b) to a
                 Registration Statement for Golden American filed with the
                 SEC on or about April 23, 1999 (File No. 333-76945))........
         (aa)    Individual Deferred Variable Annuity Contract (incorporated by reference from Exhibit 4(c) to a Registration Statement for Golden American filed with the SEC on or about April 23,
                 1999 (File No. 333-76945))..................................
         (ab)    Schedule Page to the Premium Plus Contract featuring the
                 Galaxy VIP Fund (incorporated by reference from Exhibit 4(i)
                 to a Registration Statement for Golden American on Form S-1
                 filed with the SEC on or about September 24, 1999 (File
                 No. 333-76945)).............................................
         (ac)    Individual Deferred Variable and Fixed Annuity Contract
                 (incorporated by reference from Exhibit 4(a) to Amendment
                 No. 3 to Registrant's Registration Statement filed with the
                 SEC on or about April 23, 1999 (File No. 333-66745))........
         (ad)    Group Deferred Variable and Fixed Annuity Contract
                 Individual Deferred Variable and Fixed Annuity Contract
                 (incorporated by reference from Exhibit 4(b) to Amendment
                 No. 3 to Registrant's Registration Statement filed with the
                 SEC on or about April 23, 1999 (File No. 333-66745))........
         (ae)    Individual Deferred Variable Annuity Contract (incorporated by reference from Exhibit 4(c) to Amendment No. 3 to
                 Registrant's Registration Statement filed with the SEC on or about April 23, 1999 (File No. 333-66745))..................
         (af)    Single Premium Deferred Modified Guaranteed Annuity Contract
                 (incorporated by reference to Exhibit 4(a) to Amendment
                 No. 1 to a Registration Statement on Form S-1 filed with the
                 SEC on September 13, 2000 (File No. 333-40596)).............

                                     INDEX
                     Exhibits to Annual Report on Form 10-Q
                       Three months ended March 31, 2001
                     GOLDEN AMERICAN LIFE INSURANCE COMPANY

                                                                        Page Number
         (ag)    Single Premium Deferred Modified Guaranteed Annuity Master
                 Contract (incorporated by reference to Exhibit 4(b) to
                 Amendment No. 1 to a Registration Statement on Form S-1
                 filed with the SEC on September 13, 2000 (File
                 No. 333-40596)).............................................
         (ah)    Single Premium Deferred Modified Guaranteed Annuity
                 Certificate (incorporated by reference to Exhibit 4(c) to
                 Amendment No. 1 to a Registration Statement on Form S-1
                 filed with the SEC on September 13, 2000 (File
                 No. 333-40596)).............................................
         (ai)    Single Premium Deferred Modified Guaranteed Annuity
                 Application (incorporated by reference to Exhibit 4(e) to
                 Amendment No. 1 to a Registration Statement on Form S-1
                 filed with the SEC on September 13, 2000 (File
                 No. 333-40596)).............................................
         (aj)    Single Premium Deferred Modified Guaranteed Annuity
                 Enrollment Form (incorporated by reference to Exhibit 4(f)
                 to Amendment No. 1 to a Registration Statement on Form S-1
                 filed with the SEC on September 13, 2000 (File
                 No. 333-40596)).............................................
         (ak)    Earnings Enhancement Death Benefit Rider (incorporated by
                 reference from Exhibit 4(u) to Amendment No. 3 to a
                 Registration Statement on Form S-1 filed with the SEC on
                 April 23, 2001 (Filed No. 333-35592)).......................
10  MATERIAL CONTRACTS
         (a)     Administrative Services Agreement, dated as of January 1,
                 1997, between Golden American and Equitable Life Insurance
                 Company of Iowa (incorporated by reference from
                 Exhibit 10(a) to a Registration Statement for Golden
                 American on Form S-1 filed with the SEC on April 29, 1998
                 (File No. 333-51353)).......................................
         (b)     Service Agreement, dated as of January 1, 1994, between
                 Golden American and Directed Services, Inc. (incorporated by reference from Exhibit 10(b) to a Registration Statement for
                 Golden American on Form S-1 filed with the SEC on April 29,
                 1998 (File No. 333-51353))..................................
         (c)     Service Agreement, dated as of January 1, 1997, between
                 Golden American and Equitable Investment Services, Inc.
                 (incorporated by reference from Exhibit 10(c) to a
                 Registration Statement for Golden American on Form S-1
                 filed with the SEC on April 29, 1998 (File
                 No. 333-51353)).............................................
         (d)     Participation Agreement between Golden American and Warburg
                 Pincus Trust (incorporated by reference from Exhibit 8(a) to
                 Amendment No. 54 to Separate Account B of Golden American's
                 Registration Statement on Form N-4 filed with SEC on or
                 about April 30, 1998 (File No. 333-28679 and 811-5626)).....

                                     INDEX
                     Exhibits to Annual Report on Form 10-Q
                       Three months ended March 31, 2001
                     GOLDEN AMERICAN LIFE INSURANCE COMPANY

                                                                        Page Number
         (e)     Participation Agreement between Golden American and PIMCO
                 Variable Trust (incorporated by reference from Exhibit 8(b)
                 to Amendment No. 54 to Separate Account B of Golden
                 American's Registration Statement on Form N-4 filed with the
                 SEC on or about April 30, 1998 (File No. 333-28679 and
                 811-5626))..................................................
         (f)     Participation Agreement between Golden American and The
                 Galaxy VIP Fund (incorporated by reference from
                 Exhibit 10(i) to a Registration Statement for Golden
                 American on Form S-1 filed with the SEC on or about
                 September 24, 1999 (File No. 333-76945))....................
         (g)     Asset Management Agreement, dated January 20, 1998, between
                 Golden American and ING Investment Management LLC
                 (incorporated by reference from Exhibit 10(f) to Golden
                 American's Form 10-Q filed with the SEC on August 14, 1998
                 (File No. 33-87272))........................................
         (h)     Reciprocal Loan Agreement, dated January 1, 1998, as amended
                 March 20, 1998, between Golden American and ING America
                 Insurance Holdings, Inc. (incorporated by reference from
                 Exhibit 10(g) to Golden American's Form 10-Q filed with the
                 SEC on August 14, 1998 (File No. 33-87272)).................
         (i)     Underwriting Agreement between Golden American and Directed
                 Services, Inc. (incorporated by reference from Exhibit 1 to
                 Amendment No. 9 to Registrant's Registration Statement on
                 Form S-1 filed with the SEC on or about February 17, 1998
                 (File No. 33-87272))........................................
         (j)     Revolving Note Payable, dated July 27, 1998, between Golden
                 American and SunTrust Bank, Atlanta (incorporated by
                 reference from Exhibit 10(i) to Golden American's Form 10-Q filed with the SEC on November 13, 1998 (File
                 No. 33-87272))..............................................
         (k)     Revolving Note Payable, dated July 31, 1999, between Golden
                 American and SunTrust Bank, Atlanta (incorporated by
                 reference from Exhibit 10(j) to Golden American's Form 10-Q filed with the SEC on August 13, 1999 (File
                 No. 33-87272))..............................................
         (l)     Surplus Note, dated December 17, 1996, between Golden
                 American and Equitable of Iowa Companies (incorporated by
                 reference from Exhibit 10(l) to Golden American's Form 10-K filed with the SEC on March 29, 2000 (File No. 33-87272))...
         (m)     Surplus Note, dated December 30, 1998, between Golden
                 American and Equitable Life Insurance Company of Iowa
                 (incorporated by reference from Exhibit 10(m) to Golden
                 American's Form 10-K filed with the SEC on March 29, 2000
                 (File No. 33-87272))........................................

                                     INDEX
                     Exhibits to Annual Report on Form 10-Q
                       Three months ended March 31, 2001
                     GOLDEN AMERICAN LIFE INSURANCE COMPANY

                                                                        Page Number
         (n)     Surplus Note, dated September 30, 1999, between Golden
                 American and ING America Insurance Holdings, Inc.
                 (incorporated by reference from Exhibit 10(n) to Golden
                 American's Form 10-K filed with the SEC on March 29, 2000
                 (File No. 33-87272).........................................
         (o)     Surplus Note, dated December 8, 1999, between Golden
                 American and First Columbine Life Insurance Company
                 (incorporated by reference from Exhibit 10(g) to Amendment
                 No. 7 to a Registration Statement for Golden American on
                 Form S-1 filed with the SEC on or about January 27, 2000
                 (File No. 333-28765)).......................................
         (p)     Surplus Note, dated December 30, 1999, between Golden
                 American and Equitable Life Insurance Company of Iowa
                 (incorporated by reference from Exhibit 10(h) to Amendment
                 No. 7 to a Registration Statement for Golden American on
                 Form S-1 filed with the SEC on or about January 27, 2000
                 (File No. 333-28765)).......................................
         (q)     Reinsurance Agreement, effective January 1, 2000, between
                 Golden American Life Insurance Company and Security Life of
                 Denver International Limited (incorporated by reference from
                 Exhibit 10(q) to Golden American's Form 10-K filed with the
                 SEC on March 29, 2001 (Filed No. 33-87272)).................
         (r)     Participation Agreement between Golden American and
                 Prudential Series Fund, Inc. (incorporated by reference from
                 Exhibit 10(l) to Registration Statement for Golden American
                 on Form S-1 filed with the SEC on or about April 26, 2000
                 (File No. 333-35592)).......................................
         (s)     Participation Agreement between Golden American and ING
                 Variable Insurance Trust (incorporated by reference from
                 Exhibit 10(m) to Registration Statement for Golden American
                 on Form S-1 filed with the SEC on or about April 26, 2000
                 (File No. 333-35592)).......................................
         (t)     Reinsurance Agreement, dated June 30, 2000, between Golden
                 American Life Insurance Company and Equitable Life Insurance
                 Company of Iowa (incorporated by reference from
                 Exhibit 10(s) to Golden American's Form 10-Q filed with the
                 SEC on August 11, 2000 (File No. 33-87272)).................
         (u)     Renewal of Revolving Note Payable, dated July 31, 2000,
                 between Golden American and SunTrust Bank, Atlanta
                 (incorporated by reference from Exhibit 10(t) to Golden
                 American's Form 10-Q filed with the SEC on August 11, 2000
                 (File No. 33-87272))........................................
         (v)     Amendment to the Participation Agreement between Golden
                 American and Prudential Series Fund, Inc. (incorporated by reference to Exhibit 10(m) to Amendment No. 10 to a
                 Registration Statement on Form S-1 filed with the SEC on
                 December 15, 2000 (File No. 333-28765)).....................

                                     INDEX
                     Exhibits to Annual Report on Form 10-Q
                       Three months ended March 31, 2001
                     GOLDEN AMERICAN LIFE INSURANCE COMPANY

                                                                        Page Number
         (w)     Letter of Credit between Security Life of Denver
                 International Limited and The Bank of New York for the
                 benefit of Golden American (incorporated by reference to
                 Exhibit 10(r) to Amendment No. 3 to a Registration Statement
                 on Form S-1 filed with the SEC on April 23, 2001 (File
                 No. 333-35592)).............................................
         (x)     Form of Participation Agreement between Golden American and
                 Pilgrim Variable Products Trust (incorporated by reference to Exhibit 10(s) to Amendment No. 3 to a Registration
                 Statement on Form S-1 filed with the SEC on April 23, 2001
                 (File No. 333-35592)).......................................
         (y)     Form of Participation Agreement between Golden American and
                 ProFunds (incorporated by reference to Exhibit 10(s) to
                 Amendment No. 3 to a Registration Statement on Form S-1
                 filed with the SEC on April 23, 2001 (File
                 No. 333-35592)).............................................

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14.      OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

Not Applicable

ITEM 15.      INDEMNIFICATION OF DIRECTORS AND OFFICERS

Golden American Life Insurance Company (Golden American) shall indemnify (including therein the prepayment of expenses) any person who is or was a director, officer or employee, or who is or was serving at the request of Golden American as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise for expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him with respect to any threatened, pending or completed action, suit or proceedings against him by reason of the fact that he is or was such a director, officer or employee to the extent and in the manner permitted by law.

Golden American may also, to the extent permitted by law, indemnify any other person who is or was serving Golden American in any capacity. The Board of Directors shall have the power and authority to determine who may be indemnified under this paragraph and to what extent (not to exceed the extent provided in the above paragraph) any such person may be indemnified.

Golden American or its parents may purchase and maintain insurance on behalf of any such person or persons to be indemnified under the provision in the above paragraphs, against any such liability to the extent permitted by law. ING Groep N.V. has procured insurance from Lloyd's of London and several major United States and international excess insurers for its directors and officers and the directors and officers of its subsidiaries, including the Depositor.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant, as provided above or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification by the Depositor is against public policy, as expressed in the Securities Act of 1933, and therefore may be unenforceable. In the event that a claim of such indemnification (except insofar as it provides for the payment by the Depositor of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted against the Depositor by such director, officer or controlling person and the SEC is still of the same opinion, the Depositor or Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by the Depositor is against public policy as expressed by the Securities Act of 1933 and will be governed by the final adjudication of such issue.

ITEM 16.      EXHIBITS

     Exhibits
         (4)    Instruments Defining the Rights of Security Holders:
                (a)   Form of Variable Annuity Group Master Contract
                (b)   Form of Variable Annuity Contract
                (c)   Form of Variable Annuity Certificate
         (5)    Opinion and Consent of Counsel
         (10) Material contracts are listed under Item 14(a)10 in the Company's Form 10-K for the fiscal year ended December 31, 2000 (File Nos. 33-87272, 333-51353, 333-28765, 333-28681,
                333-28743, 333-51949, 333-65009, 333-66745, 333-76941,
                333-76945, 333-35592, 333-95511, 333-30186, 333-40596,
                333-33924, 333-95457), as filed with the Commission on March 29, 2001. Each of the Exhibits so listed is incorporated by reference as indicated in the Form 10-K.
         (23)   (a)   Consent of Sutherland Asbill & Brennan LLP
                (b)   Consent of Ernst & Young LLP, Independent Auditors
                (c)   Consent of Legal Counsel (included in Exhibit (5) above)
         (24)   Powers of Attorney

Exhibits other than those listed above are omitted because they are not required or are not applicable.

ITEM 17.      UNDERTAKINGS

The undersigned registrant hereby undertakes as follows, pursuant to Item 512 of Regulation S-K:

     (a) Rule 415 offerings:

         (1) To file, during any period in which offers or sales of the registered securities are being made, a post-effective amendment to this registration statement:

                (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

                (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material changes to such information in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of West Chester, Commonwealth of Pennsylvania, on this 29th day of June, 2001.

                                       GOLDEN AMERICAN LIFE INSURANCE CO.
                                       (REGISTRANT))

                                   By: Robert C. Salipante*
                                       -----------------------------------------
                                       Robert C. Salipante
                                       Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE                    TITLE                                     DATE
---------                    -----                                     ----

Robert C. Salipante*         Director and Chief Executive Officer
---------------------------
Robert C. Salipante

Wayne R. Huneke*             Director and Senior Vice President
---------------------------
Wayne R. Huneke

Thomas J. McInerney*         Director                              June 29, 2001
---------------------------
Thomas J. McInerney

Phillip R. Lowery *          Director
---------------------------
Phillip R. Lowery

Mark A. Tullis*              Director
---------------------------
Mark A. Tullis

Michael W. Cunningham*       Director
---------------------------
Michael W. Cunningham

/s/ Linda E. Senker
---------------------------
Linda E. Senker
Vice President and Associate General Counsel of Depositor

*Executed by Linda E. Senker on behalf of those indicated pursuant to Power of Attorney.

                                  EXHIBIT INDEX


EXHIBIT NO.         EXHIBIT
-----------         -------

16(4)(a)            Form of Variable Annuity Group Master Contract

16(4)(b)            Form of Variable Annuity Contract

16(4))c)            Form of Variable Annuity Certificate

16(5)               Opinion and Consent of Counsel

16(23)(a)           Consent of Sutherland Asbill & Brennan LLP

16(23)(b)           Consent of Ernst & Young LLP, Independent Auditors

16(24)              Powers of Attorney